Exhibit 99.1

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED MARCH 7, 2014

INFORMATION STATEMENT

Time Inc.

1271 Avenue of the Americas

New York, New York 10020

Common Stock

(par value $0.01)

We are sending you this Information Statement in connection with Time Warner Inc.’s spin-off of its wholly owned subsidiary, Time Inc. To effect the spin-off, Time Warner Inc., or “Time Warner,” will distribute all of the shares of Time Inc. common stock on a pro rata basis to the holders of Time Warner common stock. We expect that the distribution of Time Inc. common stock will be tax-free to Time Warner stockholders for U.S. federal income tax purposes, except for cash that stockholders receive in lieu of fractional shares.

If you are a record holder of Time Warner common stock as of the close of business on                     , 2014, which is the record date for the distribution, you will be entitled to receive one share of Time Inc. common stock for every              shares of Time Warner common stock you hold on that date. Time Warner will distribute the shares of Time Inc. common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of Time Inc. common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each holder (net of any required withholding for taxes applicable to each holder) who would otherwise have been entitled to receive a fractional share in the distribution.

The distribution will be effective as of              p.m., New York City time, on                     , 2014. Immediately after the distribution becomes effective, we will be an independent publicly-traded company.

Time Warner’s stockholders are not required to vote on or take any other action in connection with the spin-off. We are not asking you for a proxy, and request that you do not send us a proxy. Time Warner stockholders will not be required to pay any consideration for the shares of Time Inc. common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of Time Warner common stock or take any other action in connection with the spin-off.

Time Warner currently owns all of the outstanding shares of Time Inc. common stock. Accordingly, no trading market for Time Inc. common stock currently exists. We expect, however, that a limited trading market for Time Inc. common stock, commonly known as a “when-issued” trading market, will develop as early as two trading days prior to the record date for the distribution, and we expect “regular-way” trading of Time Inc. common stock will begin on the first trading day after the distribution date. We intend to list Time Inc. common stock on              under the symbol “            .”

In reviewing this Information Statement, you should carefully consider the matters described in the section titled “Risk Factors” beginning on page 15 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is                     , 2014.

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INDUSTRY AND MARKET DATA

This Information Statement includes publishing industry data, rankings, circulation information, Internet user data and other industry and market information that we obtained from public filings, internal company sources and various third-party sources. These third-party sources include, but are not limited to, Publishers Information Bureau as provided by Kantar Media (“PIB”), the Alliance for Audited Media (“AAM”), the Audit Bureau of Circulations (“ABC”), comScore Media Metrix and GfK Mediamark Research and Intelligence (“MRI”). While we are not aware of any misstatements regarding any industry data presented in this Information Statement and believe such data are accurate, we have not independently verified any data obtained from third-party sources and cannot assure you of the accuracy or completeness of such data. Such data involve uncertainties and are subject to change based on various factors.

Unless otherwise stated herein, all U.S. circulation data in this Information Statement are sourced from AAM reports and all U.K. circulation data, including statements as to our position in the U.K. print publishing industry and ranking based on print newsstand revenues in the U.K. (the industry-standard metric for magazine rankings in the U.K.), are sourced from ABC reports. All Internet user data in this Information Statement are sourced from comScore Media Metrix reports. All print advertising revenue data, including statements as to our position in the print publishing industry and ranking based on print advertising revenues in the United States, are sourced from PIB reports. Magazine readership and audience statistics presented in this Information Statement are based on surveys conducted by MRI.

TRADEMARKS AND COPYRIGHTS

We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Information Statement are listed without the ™, ® and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this Information Statement.

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SUMMARY

This summary highlights selected information from this Information Statement and provides an overview of our company, our separation from Time Warner and Time Warner’s distribution of our common stock to its stockholders. For a more complete understanding of our business and the spin-off, you should read the entire Information Statement carefully, particularly the discussion of “Risk Factors” beginning on page 15 of this Information Statement, and our historical combined financial statements and the notes to those financial statements appearing elsewhere in this Information Statement.

Prior to Time Warner’s distribution of the shares of our common stock to its stockholders, Time Warner is undertaking a series of internal transactions, following which Time Inc. will hold the businesses constituting Time Warner’s current “Time Inc.” reporting segment consisting principally of its magazine publishing business and related websites and operations, as described in Time Warner’s Annual Report on Form 10-K for the year ended December 31, 2013, which we refer to as the “Publishing Business.” We refer to this series of internal transactions, which is described in more detail under “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement,” as the “Internal Reorganization.”

We refer to Time Warner’s distribution of the shares of our common stock to its stockholders as the “Distribution” and to the Internal Reorganization and the Distribution collectively as the “Spin-Off.”

In this Information Statement, unless the context otherwise requires:

•	“Time Inc.,” “we,” “our” and “us” refer to Time Inc. and its consolidated subsidiaries after giving effect to the Spin-Off, and

•	“Time Warner” refers to Time Warner Inc. and its consolidated subsidiaries other than, for all periods following the Spin-Off, Time Inc.

Our Company

Time Inc. is the largest magazine publisher in the United States based on both readership and print advertising revenues and the largest magazine publisher in the U.K. based on print newsstand revenues. Our portfolio of more than 90 magazines includes a diverse collection of some of the world’s most popular brands, including People, Sports Illustrated, InStyle, Time, Real Simple, Southern Living, Entertainment Weekly and Fortune.

Strategic Overview

We have one of the strongest collections of media brands. We engage approximately 100 million U.S. consumers in print and approximately 70 million online each month. Time Inc. is home to celebrated franchises such as the Fortune 500, Time’s Person of the Year, People’s World’s Most Beautiful Woman, Sports Illustrated Swimsuit and the Essence Festival.

In 2013, we made key changes to our leadership team. In September, Joseph A. Ripp became Chief Executive Officer and Jeffrey J. Bairstow joined as Executive Vice President and Chief Financial Officer. They have been reviewing our existing operating plans and are developing new strategies and initiatives as part of a new long-range plan. The new long-range plan is intended to enhance the scale of our digital platforms and associated revenues, generate new sources of revenues and stabilize operating income trends. In February 2014, we initiated a significant restructuring plan that includes streamlining our organizational structure to enhance operational flexibility, speed decision-making and spur the development of new cross-brand products and services. We expect to incur restructuring charges of approximately $150 million during the first half of 2014 in connection with this restructuring plan as well as the integration of American Express Publishing Corporation (“AEP”) (the acquisition of AEP is described further below) and certain real estate consolidations. We anticipate additional headcount reductions and real estate consolidations in the future.

Our key strengths include our content and operational scale, one of the strongest collections of media brands and loyal relationships with audiences and advertisers. As an independent company, particular areas of strategic emphasis will include:

•	Strengthening our core business. We are committed to strengthening our core business. Our goals are to protect our margins and cash flows, to reallocate resources to more effectively serve our audiences and advertisers, to leverage our extensive data and consumer insights and to continually deepen our consumer connections.

•	Extending our brands, content scale and audiences into new revenue streams. We believe there are significant opportunities to engage loyal audiences and advertisers across print, digital and other platforms.

•	Actively managing our portfolio of titles, brands and assets. We intend to explore strategic alternatives including internal investments, strategic partnerships, acquisitions and divestitures.

•	Disciplined capital allocation. We are committed to a disciplined approach to evaluating acquisitions and internal investments, capital structure optimization and return of capital.

Business Overview

As of December 31, 2013, we published 23 magazines in print in the United States, including People, Sports Illustrated, InStyle, Time, Real Simple, Southern Living, Entertainment Weekly and Fortune, and over 70 magazines outside the United States, primarily through IPC Magazines Group Limited (“IPC”) in the U.K. and Grupo Editorial Expansión (“GEX”) in Mexico. We also licensed more than 50 editions of our magazines for print or digital distribution in over 30 countries.

In addition, as of December 31, 2013, we operated over 45 websites, most of which share brands with our magazines, such as People.com, SI.com and Time.com, which collectively have millions of average monthly unique visitors around the world. For most of our major magazine titles, we also offer tablet editions, websites optimized for mobile viewing and mobile applications.

We derive approximately half our revenues from the sale of advertising, primarily from our print magazines with a smaller amount from our websites and marketing services. The sale of magazines to consumers (i.e., circulation) accounted for approximately one-third of our total revenues in 2013. A significant majority of our revenues are generated in the United States.

We operate an integrated publishing business that provides content marketing, targeted local print and digital advertising programs, branded book publishing and marketing and support services, including magazine subscription sales services, retail distribution and marketing services and customer service and fulfillment services, to us and/or other third-party clients, including other magazine publishers.

Other Information

We are a Delaware corporation. Our principal executive offices are located at 1271 Avenue of the Americas, New York, New York 10020. Our telephone number is (212) 522-1212. Our website address is www.timeinc.com. Information contained on, or connected to, our website or Time Warner’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

The Spin-Off

Overview

On March 6, 2013, Time Warner announced plans for the complete legal and structural separation of the Publishing Business from Time Warner. To effect the separation, first, Time Warner is undertaking the Internal Reorganization described under “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement.” Following the Internal Reorganization, Time Inc., Time Warner’s wholly owned subsidiary, will hold the Publishing Business. Then, Time Warner will distribute all of Time Inc.’s common stock to Time Warner’s stockholders, and Time Inc., holding the Publishing Business, will become an independent publicly-traded company.

Prior to completion of the Spin-Off, we intend to enter into a Separation and Distribution Agreement and several other agreements with Time Warner related to the Spin-Off. These agreements will govern the relationship between Time Warner and us up to and after completion of the Spin-Off and allocate between Time Warner and us various assets, liabilities and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. See “Certain Relationships and Related Party Transactions—Agreements with Time Warner” for more detail.

Completion of the Spin-Off is subject to the satisfaction or waiver of a number of conditions. In addition, Time Warner has the right not to complete the Spin-Off if, at any time, Time Warner’s board of directors, or the “Time Warner Board,” determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Time Warner or its stockholders, or is otherwise not advisable. See “The Spin-Off—Conditions to the Spin-Off” for more detail.

Questions and Answers about the Spin-Off

The following provides only a summary of the terms of the Spin-Off. You should read the section titled “The Spin-Off” below in this Information Statement for a more detailed description of the matters described below.

Q:	What is the Spin-Off?

A:	The Spin-Off is the method by which we will separate from Time Warner. In the Spin-Off, Time Warner will distribute to its stockholders all the outstanding shares of our common stock. Following the Spin-Off, we will be an independent publicly-traded company, and Time Warner will not retain any ownership interest in us.

Q:	Will the number of Time Warner shares I own change as a result of the Spin-Off?

A:	No, the number of shares of Time Warner common stock you own will not change as a result of the Spin-Off.

Q:	What are the reasons for the Spin-Off?

A:	The Time Warner Board considered the following potential benefits in deciding to pursue the Spin-Off:

•	Strategic Clarity and Flexibility. Following the Spin-Off, Time Warner and Time Inc. will each have a more focused business and be better able to dedicate financial resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business. The Spin-Off will also allow each of Time Warner and Time Inc. to enhance its strategic flexibility to respond to industry dynamics.

•	Focused Management. The Spin-Off will allow the management of each of Time Warner and Time Inc. to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies.

•	Management Incentives. The Spin-Off will enable Time Inc. to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Time Inc. equity-based compensation arrangements will more closely align the interests of Time Inc.’s management and employees with the interests of its stockholders and should increase Time Inc.’s ability to attract and retain personnel.

•	Stockholder Flexibility. The Spin-Off will allow investors to make independent investment decisions with respect to Time Warner and Time Inc. and will enable Time Inc. to achieve alignment with a more natural stockholder base. Investment in one or the other company may appeal to investors with different goals, interests and concerns.

Q:	Why is the separation of Time Inc. structured as a spin-off?

A:	Time Warner believes that a tax-free distribution of our shares is the most efficient way to separate our business from Time Warner in a manner that will achieve the above benefits.

Q:	What will I receive in the Spin-Off?

A:	As a holder of Time Warner common stock, you will receive a dividend of one share of our common stock for every shares of Time Warner common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “—How will fractional shares be treated in the Distribution?” for more information on the treatment of the fractional share you may be entitled to receive in the Distribution. Your proportionate interest in Time Warner will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed in the Spin-Off?

A:	Time Warner will distribute approximately million shares of our common stock in the Spin-Off, based on the approximately shares of Time Warner common stock outstanding as of , 2014. The actual number of shares of our common stock that Time Warner will distribute will depend on the number of shares of Time Warner common stock outstanding on the Record Date. The shares of our common stock that Time Warner distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

Q:	What is the record date for the Distribution?

A:	Time Warner will determine record ownership as of the close of business on , 2014, which we refer to as the “Record Date.”

Q:	When will the Distribution occur?

A:	The Distribution will be effective as of p.m., New York City time, on , 2014, which we refer to as the “Distribution Date.” On or shortly after the Distribution Date, the whole shares of our common stock will be credited in book-entry accounts for stockholders entitled to receive the shares in the Distribution. See “—How will Time Warner distribute shares of our common stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding the Time Inc. common stock you receive in the Distribution on and following the Distribution Date.

Q:	What do I have to do to participate in the Distribution?

A:	You are not required to take any action, but we urge you to read this document carefully. Holders of Time Warner common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Time Warner common stock, in order to receive shares of our common stock in the Distribution. In addition, no stockholder approval of the Distribution is required. We are not asking you for a vote and request that you do not send us a proxy card.

Q:	If I sell my shares of Time Warner common stock on or before the Distribution Date, will I still be entitled to receive shares of Time Inc. common stock in the Distribution?

A:	If you hold shares of Time Warner common stock on the Record Date and decide to sell them on or before the Distribution Date, you may choose to sell your Time Warner common stock with or without your entitlement to our common stock. You should discuss these alternatives with your bank, broker or other nominee. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.

Q:	How will Time Warner distribute shares of our common stock?

A:	Registered stockholders: If you are a registered stockholder (meaning you own your shares of Time Warner common stock directly through Time Warner’s transfer agent, Computershare Trust Company, N.A.), our distribution agent will credit the whole shares of our common stock you receive in the Distribution to a new book-entry account with our transfer agent on or shortly after the Distribution Date. Our distribution agent will mail you a book-entry account statement that reflects the number of whole shares of our common stock you own. You will be able to access information regarding your book-entry account holding the Time Inc. shares at .

“Street name” or beneficial stockholders: If you own your shares of Time Warner common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account.

We will not issue any physical stock certificates to any stockholders, even if requested. See “The Spin-Off—When and How You Will Receive Time Inc. Shares” for a more detailed explanation.

Q:	How will fractional shares be treated in the Distribution?

A:	The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Time Warner stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within four trading days following the Distribution Date. See “—How will Time Inc. common stock trade?” for additional information regarding “when-issued” trading and “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares. The distribution agent will, in its sole discretion, without any influence by Time Warner or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Time Warner or us.

Q:	What are the U.S. federal income tax consequences to me of the Distribution?

A:	For U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash received by Time Warner stockholders in lieu of fractional shares. In addition, the aggregate tax basis of the Time Warner common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Time Warner common stock held by the U.S. Holder immediately before the Distribution, allocated between the Time Warner common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments).

See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off.

Q:	Does Time Inc. intend to pay cash dividends?

A:	We have not yet determined our dividend policy, but we intend to do so prior to the Spin-Off and will disclose this policy in an amendment to this Information Statement. See “Dividend Policy” for more information.

Q:	How will Time Inc. common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on under the symbol “ .”

We anticipate that trading in our common stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:	Will the Spin-Off affect the trading price of my Time Warner common stock?

A:	We expect the trading price of shares of Time Warner common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price will no longer reflect the value of the Publishing Business. Furthermore, until the market has fully analyzed the value of Time Warner without the Publishing Business, the trading price of shares of Time Warner common stock may fluctuate. There can be no assurance that, following the Distribution, the combined trading prices of the Time Warner common stock and the Time Inc. common stock will equal or exceed what the trading price of Time Warner common stock would have been in the absence of the Spin-Off.

It is possible that after the Spin-Off, the combined equity value of Time Warner and Time Inc. will be less than Time Warner’s equity value before the Spin-Off.

Q:	Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of Time Warner common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:	Who is the transfer agent and registrar for Time Inc. common stock?

A:	Computershare Trust Company, N.A.

Q:	Are there risks associated with owning shares of Time Inc. common stock?

A:	Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent publicly-traded company. Accordingly, you should read carefully the information set forth in the section titled “Risk Factors” in this Information Statement.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

Computershare Trust Company, N.A.

250 Royall Street

Canton, MA 02021

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact Time Warner at:

Investor Relations

Time Warner Inc.

One Time Warner Center

New York, New York 10019-8016

Phone: 1-866-INFO-TWX

Email: ir@timewarner.com

After the Spin-Off, if you have any questions relating to Time Inc., you should contact us at:

Investor Relations

Time Inc.

1271 Avenue of the Americas

New York, New York 10020-1300

Summary of the Spin-Off

Distributing Company	Time Warner Inc., a Delaware corporation that holds all of our common stock issued and outstanding prior to the Distribution. After the Distribution, Time Warner will not own any shares of our common stock.

Distributed Company	Time Inc., a Delaware corporation and a wholly owned subsidiary of Time Warner. At the time of the Distribution, we will hold, directly or through our subsidiaries, the assets and liabilities of the Publishing Business. After the Spin-Off, we will be an independent publicly-traded company.

Distributed Securities	All of the shares of our common stock owned by Time Warner, which will be 100% of our common stock issued and outstanding immediately prior to the Distribution. Based on the approximately shares of Time Warner common stock outstanding on , 2014, and applying the distribution ratio of one share of Time Inc. common stock for every shares of Time Warner common stock, approximately million shares of Time Inc. common stock will be distributed.

Record Date	The Record Date is the close of business on , 2014.

Distribution Date	The Distribution Date is , 2014.

Internal Reorganization	A portion of the Publishing Business has historically been held by subsidiaries of Time Warner other than Time Inc. In connection with the Spin-Off, Time Warner is undertaking the Internal Reorganization so that we hold the entire Publishing Business. See “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement” for a description of the Internal Reorganization.

Distribution Ratio	Each holder of Time Warner common stock will receive one share of our common stock for every shares of Time Warner common stock it holds on the Record Date. The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “The Spin-Off—Treatment of Fractional Shares” for more detail. Please note that if you sell your shares of Time Warner common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Time Warner shares that you sold. See “The Spin-Off—Trading Prior to the Distribution Date” for more detail.

The Distribution	On the Distribution Date, Time Warner will release the shares of our common stock to the distribution agent to distribute to Time Warner stockholders. Time Warner will distribute our shares in book-entry form and thus we will not issue any physical stock certificates. We expect that it will take the distribution agent up to two weeks to electronically issue shares of our common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Time Warner common stock or take any other action to receive your shares of our common stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of our common stock to Time Warner stockholders. Instead, the distribution agent will first aggregate fractional shares into whole shares, then sell the whole shares in the open market at prevailing market prices on behalf of Time Warner stockholders entitled to receive a fractional share, and finally distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). If you receive cash in lieu of fractional shares, you will not be entitled to any interest on the payments. The cash you receive in lieu of fractional shares generally will, for U.S. federal income tax purposes, be taxable as described under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off	Completion of the Spin-Off is subject to the satisfaction, or the Time Warner Board’s waiver, of the following conditions:

•	the Time Warner Board shall have authorized and approved the Internal Reorganization and Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of Time Inc. common stock to Time Warner stockholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	the Securities and Exchange Commission (which we refer to in this Information Statement as the “SEC”) shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Securities Exchange Act of 1934, as amended (which we refer to in this Information Statement as the “Exchange Act”), and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on the or another national securities exchange approved by Time Warner, subject to official notice of issuance;

•	Time Warner shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), and that no “excess loss account” within the meaning of Section 1.1502-19 of the Treasury Regulations (an “ELA”) with respect to our common stock should be taken into account as income or gain as a result of any step of the Spin-Off;

•	the Internal Reorganization (as described in “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement”) shall have been completed;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Time Warner shall have occurred or failed to occur that prevents the consummation of the Distribution;

•	no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Time Warner Board, would result in the Distribution having a material adverse effect on Time Warner or its stockholders;

•	prior to the Distribution Date, this Information Statement shall have been mailed to the holders of Time Warner common stock as of the Record Date;

•	Time Warner shall have duly elected the individuals to be listed as members of our post-Distribution board of directors in this Information Statement, and such individuals shall be the members of our board of directors, which we refer to as our “Board,” immediately after the Distribution; provided that our current directors shall appoint one independent director prior to the date on which “when-issued” trading of our common stock commences on the and such director shall serve on our Audit and Finance Committee, Compensation Committee and Nominating and Governance Committee;

•	Time Warner shall have delivered to us resignations, effective as of immediately after the Distribution, of each individual who will be an employee of Time Warner or any of its subsidiaries after the Distribution and who is an officer or director of us or any of our subsidiaries immediately prior to the Distribution;

•	immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect; and

•	Time Warner shall have received a certificate signed by our Chief Financial Officer, dated as of the Distribution Date, certifying that prior to the Distribution we have made capital and other expenditures, and have operated our cash management, accounts payable and receivables collection systems in the ordinary course consistent with prior practice, subject to an exception that permits us to cause any excess cash held by our foreign subsidiaries to be transferred to us or any of our other subsidiaries.

The fulfillment of the foregoing conditions will not create any obligation on the part of Time Warner to complete the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Time Warner has the right not to complete the Spin-Off if, at any time, the Time Warner Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Time Warner or its stockholders or is otherwise not advisable.

Trading Market and Symbol	We intend to file an application to list our common stock on the under the symbol “ .” We anticipate that, as early as two trading days prior to the Record Date, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date, and we expect that “regular-way” trading of our common stock will begin the first trading day after the Distribution Date.

We also anticipate that, as early as two trading days prior to the Record Date, there will be two markets in Time Warner common stock: (i) a “regular-way” market on which shares of Time Warner common stock will trade with an entitlement for the purchaser of Time Warner common stock to receive shares of our common stock to be distributed in the Distribution, and (ii) an “ex-distribution” market on which shares of Time Warner common stock will trade without an entitlement for the purchaser of Time Warner common stock to receive shares of our common stock. See “The Spin-Off—Trading Prior to the Distribution Date.”

Tax Consequences to Time Warner Stockholders	For U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash received in lieu of a fractional share. In addition, the aggregate tax basis of the Time Warner common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Time Warner common stock held by the U.S. Holder immediately before the Distribution, allocated between the Time Warner common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments). See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

We urge you to consult your tax advisor as to the specific tax consequences of the Distribution to you, including the effect of any U.S. federal, state, local or foreign tax laws and of changes in applicable tax laws.

Relationship with Time Warner after the Spin-Off	We intend to enter into several agreements with Time Warner related to the Spin-Off, which will govern the relationship between Time Warner and us up to and after completion of the Spin-Off and allocate between Time Warner and us various assets, liabilities, rights and obligations. These agreements include:

•	a Separation and Distribution Agreement that will set forth Time Warner’s and our agreements regarding the principal actions that both parties will take in connection with the Spin-Off and aspects of our relationship following the Spin-Off;

•	a Transition Services Agreement pursuant to which Time Warner and we will provide each other specified services on a transitional basis to help ensure an orderly transition following the Spin-Off;

•	a Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of Time Warner and us after the Spin-Off with respect to all tax matters and will include restrictions to preserve the tax-free status of the Distribution; and

•	an Employee Matters Agreement that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefits plans and programs in which our employees participated.

We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Time Warner,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Dividend Policy	We have not yet determined our dividend policy, but we intend to do so prior to the Spin-Off and will disclose this policy in an amendment to this Information Statement. See “Dividend Policy.”

Transfer Agent	Computershare Trust Company, N.A.

Risk Factors	Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent publicly-traded company. Accordingly, you should read carefully the information set forth under “Risk Factors.”

Summary Historical Combined Financial Data

The following tables present certain summary historical combined financial information as of and for each of the years in the five-year period ended December 31, 2013. The summary historical combined financial data as of December 31, 2013 and 2012 and for each of the fiscal years in the three-year period ended December 31, 2013 are derived from our historical combined financial statements included elsewhere in this Information Statement. The summary historical combined financial data as of December 31, 2011 and for the year ended December 31, 2010 are derived from our combined financial statements that are not included in this Information Statement. The summary historical combined financial data as of December 31, 2010 and as of and for the year ended December 31, 2009 are derived from our unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the information set forth in this Information Statement.

The summary historical financial data presented below should be read in conjunction with our combined financial statements and the accompanying notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this Information Statement. For each of the periods presented, the entities that are part of the Publishing Business were each separate indirect wholly owned subsidiaries of Time Warner. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent publicly-traded company during the periods presented. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Time Warner, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial information includes allocations of certain Time Warner corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that we would have incurred if we had operated as an independent publicly-traded company or of the costs expected to be incurred in the future.

	Year Ended December 31,
	2013(a)	2012(b)	2011(c)	2010(d)	2009(e)
($ in millions)					(unaudited)
Selected Operating Statement Information:
Revenues:
Advertising	$1,807	$1,819	$1,923	$1,935	$1,878
Circulation	1,129	1,210	1,271	1,291	1,324
Other	418	407	483	449	534

Total revenues	$3,354	$3,436	$3,677	$3,675	$3,736
Operating income	$330	$420	$563	$515	$246
Net income	$201	$263	$368	$312	$147

(a)	2013 includes a pretax gain of $13 million resulting from the settlement of a pre-existing contractual arrangement with AEP, $79 million of noncash impairments, $78 million of which related to certain tradenames, and restructuring and severance costs of $63 million.
(b)	2012 includes a pretax loss on operating assets of $36 million related to the sale of QSP, our school fundraising business, noncash impairments of $6 million related to property, plant and equipment and restructuring and severance costs of $27 million. In the second quarter of 2012, we reassumed management of the SI.com and Golf.com websites, including selling the advertising for the websites, and ceased receiving a license fee from Turner Broadcasting System, Inc. (“Turner”) (see footnote (c)).
(c)	2011 includes a noncash impairment charge of $17 million related to identifiable intangible assets and property, plant and equipment, as well as restructuring and severance costs of $18 million. Also includes a full year of the management of the SI.com and Golf.com websites by Turner, including selling the advertising for the websites. In exchange, we received a license fee from Turner.

(d)	2010 includes a noncash impairment charge of $11 million related to certain intangible assets and restructuring and severance costs of $61 million. In the fourth quarter of 2010, we transferred to Turner the management of the SI.com and Golf.com websites, including selling the advertising for the websites. In exchange, we received a license fee from Turner.
(e)	2009 includes a noncash impairment charge of $33 million related to certain property, plant and equipment and restructuring and severance costs of $99 million.

	As of December 31,
	2013	2012	2011	2010	2009
($ in millions)				(unaudited)	(unaudited)
Selected Balance Sheet Information:
Cash and equivalents	$46	$81	$95	$72	$157
Total assets	5,674	5,935	6,148	6,311	6,527
Debt due within one year	—	—	—	—	9
Long-term debt	38	36	34	32	30
Total equity	4,042	4,284	4,448	4,593	4,848
Total capitalization at book value	4,080	4,320	4,482	4,625	4,887

RISK FACTORS

You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our common stock.

Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Information Statement.

Risks Relating to Our Business

We face significant competition from other magazine publishers and new forms of media, including digital media, which we expect will continue, and as a result we may not be able to maintain or improve our operating results.

We compete principally with other magazine publishers for market share and for the time and attention of consumers of print magazine content. The proliferation of choices available to consumers for information and entertainment has resulted in audience fragmentation and has negatively impacted overall consumer demand for print magazines and intensified competition with other magazine publishers for share of print magazine readership. Competition among print magazine publishers for magazine readership is primarily based on brand perception, magazine content, quality and price. Competition for subscription-based readership is also based on subscriber acquisition and retention, and competition for newsstand-based readership is also based on magazine cover selection and the placement and display of magazines in retail outlets.

We also compete with digital publishers and other forms of media, including websites, tablet editions and mobile apps. The competition we face has intensified as a result of the growing popularity of mobile devices such as tablets and smartphones and the shift in preference of some consumers from print media to digital media for the delivery and consumption of content. These new platforms have reduced the cost of producing and distributing content on a wide scale, allowing new free or low-priced digital content providers to compete with us and other print magazine publishers. The ability of our paid print and digital content to compete successfully with free and low-priced digital content depends on several factors, including our ability to differentiate and distinguish our content from free or low-priced digital content, as well as our ability to increase the value of paid subscriptions to our customers by offering a different, deeper and richer digital experience. If we are unable to distinguish our content from that of our competitors or adapt to new distribution methods, our business, financial condition and results of operations may be adversely affected.

We derive approximately half of our revenues from advertising. Competition among print magazine and digital publishers for advertising is primarily based on the circulation and readership of magazines and the number of visitors to websites, respectively, the demographics of customer bases, advertising rates, the effectiveness of advertising sales teams and the results observed by advertisers. The continuing shift in preference of some consumers from print media to digital media, as well as growing consumer engagement with new forms of digital media such as online and mobile social networking, has introduced significant new competition for advertising. The proliferation of new platforms available to advertisers, combined with continuing strong competition from print platforms, has impacted both the amount of advertising we are able to sell as well as the rates advertisers are willing to pay. Our ability to compete successfully for advertising also depends on our ability to prove the value of our advertising and the effectiveness of our print and digital platforms, including the value of advertising adjacent to high quality content, and on our ability to use our brands to continue to offer advertisers unique, multi-platform advertising programs and franchises. If we are unable to convince advertisers of the continuing value of our print and digital platforms or offer advertisers unique advertising programs tied to our brands, our business, financial condition and results of operations may be adversely affected.

We are exposed to risks associated with the current challenging conditions in the magazine publishing industry.

We have experienced declines in our print advertising revenues due to both shifts by advertisers from print to digital and weak domestic and global economic conditions, which have also adversely affected our circulation revenues. For the years ended December 31, 2013 and 2012, our advertising revenues declined 0.6% (3.3% excluding revenues resulting from the acquisition of AEP) and 5.4%, respectively, as compared to the preceding year and our circulation revenues declined 6.7% (8.0% excluding revenues resulting from the acquisition of AEP) and 4.8%, respectively, as compared to the preceding year. The challenging conditions and our declining revenues may limit our ability to invest in our brands and pursue new business strategies, including acquisitions, and make it more difficult to attract and retain talented employees and management. Moreover, while we have reduced our costs significantly in recent years to address these challenges, we will need to reduce costs further and such reductions are subject to risks. See “—We may experience financial and strategic difficulties and delays or unexpected costs in completing our various restructuring plans and cost-savings initiatives, including not achieving the anticipated savings and benefits of these plans and initiatives.”

Our profits will be affected by our ability to respond to recent and future changes in technology and consumer behavior.

Technology used in the publishing industry continues to evolve rapidly, and advances in that technology have led to alternative methods for the delivery and consumption of content, including via mobile devices such as tablets and smartphones. These technological developments have driven changes in consumer behavior, especially among younger demographics. Shifts to digital platforms present several challenges to our historical business model, which is based on the production and distribution of print magazines. In order to remain successful, we must continue to attract readers and advertisers to our print products while also appropriately adapting our business model to address consumer demand for digital content across a wide variety of devices.

This adaptation poses certain risks. First, advertising models and pricing for tablet editions and other digital platforms may not be as economically attractive to us as in print magazines, and our ability to continue to package print and digital audiences for advertisers could change in the future. Second, it is unclear whether it will be economically feasible for us to grow paid digital circulation to scale. Third, the increasing use of digital-only magazines is shifting how consumers interact with magazines and how readership is measured, which could indirectly adversely affect our advertising revenues. Further, our practice of offering certain content on our websites for free may reduce demand for our paid content.

The transition from print to digital platforms may also reduce the benefit of important economies of scale we have established in our print production and distribution operations. The scale of our print operations has allowed us to support significant vertical integration in our production, consumer marketing and retail distribution operations, among others, as well as to secure attractive terms with our third-party suppliers, all of which have provided us with significant economic and competitive advantages. If the size of our print operations declines, the economies of scale in our print operations may decline.

Also, the shift to digital distribution platforms, many of which are controlled by third parties, may lead to pricing restrictions, the loss of distribution control, further loss of a direct relationship with consumers and greater susceptibility to technological problems or failures in third-party systems as compared to our existing print distribution operations. Further, we may be required to incur significant costs as we continue to acquire new expertise and infrastructure to accommodate the shift to digital platforms, including additional consumer software and digital and mobile content development expertise, and we may not be able to economically adapt existing print production and distribution assets to support our digital operations. If we are unable to successfully manage the transition to a greater emphasis on digital platforms, continue to negotiate mutually agreeable arrangements with digital distributors or otherwise respond to changes in technology and consumer behavior, our business, financial condition and results of operations may be adversely affected.

We are exposed to risks associated with weak domestic and global economic conditions.

We have been adversely affected by weak domestic and global economic conditions in the recent past and have experienced declines in our advertising and circulation revenues. If these conditions persist, our business, financial condition and results of operations may continue to be adversely affected. Factors that affect economic conditions include the rate of unemployment, the level of consumer confidence and changes in consumer spending habits. Because magazines are generally discretionary purchases for consumers, our circulation revenues are sensitive to general economic conditions and economic cycles. Certain economic conditions such as general economic downturns, including periods of increased inflation, unemployment levels, tax rates, interest rates, gasoline and other energy prices or declining consumer confidence, negatively impact consumer spending. Reduced consumer spending or a shift in consumer spending patterns away from discretionary items will likely result in reduced demand for our magazines and may also require us to incur increased selling and marketing expenses.

We also face risks associated with the impact of weak domestic and global economic conditions on third parties with which we do business, such as advertisers, suppliers, wholesale distributors, retailers and other parties. For example, if retailers file for reorganization under bankruptcy laws or otherwise experience negative effects on their businesses due to volatile or weak economic conditions, it could reduce the number of outlets for our magazines, which in turn could reduce the attractiveness of our magazines to advertisers. In addition, any financial instability of the wholesalers that distribute our print magazines to retailers could have various negative effects on us. See “—We could face increased costs and business disruption from instability in our wholesaler distribution channels.”

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase from us and the price at which they purchase it. Expenditures by advertisers tend to be cyclical, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers’ spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as food, automotive and financial services, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers’ products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. Further, in part as a result of the economic crisis of 2008-2010, advertisers are less willing to commit funds upfront to advertising initiatives than in the past. As a result, our advertising revenues are less predictable.

Changes to U.S. or international regulation of our business or the businesses of our advertisers could cause us to incur additional costs or liabilities, negatively impact our revenues or disrupt our business practices.

Our business is subject to a variety of U.S. and international laws and regulations. See “Business—Regulatory Matters” for a description of the significant laws and regulations affecting our business. We could incur substantial costs to comply with new laws or regulations or substantial penalties or other liabilities if we fail to comply with them. Compliance with new laws or regulations could also cause us to change or limit our business practices in a manner that is adverse to our business. In addition, if there are changes in laws or regulations that provide protections that we rely on in conducting our business, they could subject us to greater risk of liability and could increase compliance costs or limit our ability to operate our business.

Our business performance is also indirectly affected by the laws and regulations that govern the businesses of our advertisers. For example, the pharmaceutical industry, which accounts for a significant portion of our advertising revenues, is subject to regulations of the Food and Drug Administration in the United States requiring pharmaceutical advertisers to communicate certain disclosures to consumers about advertised pharmaceutical products, typically through the purchase of print media advertising. We face the risk that the Food and Drug Administration could change pharmaceutical marketing regulations in a way that is detrimental to the sale of print advertising.

In addition, changes in laws and regulations that currently allow us to retain customer credit card information and other customer data and to engage in certain forms of consumer marketing, such as automatic renewal of subscriptions for our magazines and negative option offers via direct mail, email, online or telephone solicitation, could have a negative impact on our circulation revenues and adversely affect our financial condition and operating performance.

Our results of operations could be adversely affected as a result of additional increases in postal rates, and our business and results of operations could be negatively affected by postal service changes.

The financial condition of the U.S. Postal Service (the “USPS”) continues to decline. In 2012 and 2013, the USPS closed numerous mail processing centers and announced plans to close additional processing centers in 2014, which could result in slower delivery of first class mail and periodicals mail. The USPS is currently prohibited under a Congressional resolution from discontinuing Saturday mail delivery, but the USPS and some members of Congress are attempting to lift that ban as part of comprehensive postal reform. Our subscribers expect our weekly magazines to be delivered in the same week that they are printed, and the elimination of Saturday mail delivery or slower delivery of periodicals mail, absent changes to our internal production schedules, could result in a certain percentage of our weekly magazines not reaching subscribers until the following week. We cannot predict how the USPS will address its fiscal condition in the future, and changes to delivery, reduction in staff or additional closings of processing centers may lead to changes in our internal production schedules or other changes in order to continue to meet our subscribers’ expectations.

Other measures taken to address the declining financial condition of the USPS could include increases in the rates for periodicals mail and local post office closures. In December 2013, the Postal Regulation Commission approved an exigent rate increase and the USPS increased rates by approximately 6% for all classes of mail effective January 2014. Postage is a significant operating expense for us, and if there are significant increases in postal rates and we are not able to offset such increases, our results of operations could be negatively impacted.

We could face increased costs and business disruption from instability in our wholesaler distribution channels.

We operate a distribution network that relies on wholesalers to distribute our magazines to newsstands and other retail outlets. A small number of wholesalers are responsible for a substantial percentage of wholesale magazine distribution in the United States. We are experiencing significant declines in magazine sales at newsstands and other retail outlets. In light of these declines and the challenging industry conditions, there may be further consolidation among the wholesalers and one or more may become insolvent or unable to pay amounts due in a timely manner. A small number of wholesalers in the U.K. and Mexico are also responsible for a substantial percentage of wholesale magazine distribution in the U.K. and Mexico, respectively. Distribution channel disruptions can impede our ability to distribute magazines to the retail marketplace, which could, among other things, negatively affect the ability of certain magazines to meet the rate base established with advertisers. Disruption in the wholesaler channel, an increase in wholesale distribution costs or the failure of wholesalers to pay amounts due could adversely affect our business, financial condition and results of operations.

A significant increase in the price of paper or significant disruptions in our supply of paper would have an adverse effect on our business, financial condition and results of operations.

Paper represents a significant component of our total costs to produce print magazines. While the price of paper is currently close to a 10-year low after adjusting for inflation, paper prices have historically been volatile and may increase as a result of various factors, including:

•	a reduction in the number of suppliers due to restructurings, bankruptcies and consolidations;

•	declining paper supply due to paper mill closures; and

•	other factors that generally adversely impact supplier profitability, including increases in operating expenses caused by rising raw material and energy costs.

If paper prices increase significantly or we experience significant supply channel disruptions, our business, financial condition and results of operations would be adversely affected.

After the Spin-Off, we will have substantial indebtedness and the ability to incur significant additional indebtedness, which could adversely affect our business, financial condition and results of operations.

Following the Spin-Off, we will have substantial indebtedness and we may increase our indebtedness in the future. As of December 31, 2013, after giving effect to the incurrence of indebtedness in connection with the Spin-Off, our total outstanding indebtedness would be approximately $         billion.

Our level of indebtedness could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements or to carry out other aspects of our business;

•	increase our cost of borrowing;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements or to carry out other aspects of our business;

•	limit our ability to make material acquisitions or take advantage of business opportunities that may arise;

•	expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interest;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	place us at a potential disadvantage compared to our competitors that have less debt.

Our ability to make scheduled payments on and to refinance our indebtedness will depend on and be subject to our future financial and operating performance, which in turn is affected by general economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the banking and capital markets. Our business may fail to generate sufficient cash flow from operations or we may be unable to efficiently repatriate the portion of our cash flow that is derived from our foreign operations or borrow funds in an amount sufficient to enable us to make payments on our debt, to refinance our debt or to fund our other liquidity needs. If we were unable to make payments on or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as asset sales, equity issuances or negotiations with our lenders to restructure the applicable debt. The terms of debt agreements that we enter into in connection with the Spin-Off and market or business conditions may limit our ability to take some or all of these actions. In addition, if we incur additional debt, the related risks described above could be exacerbated.

We may need to raise additional capital, and we cannot be sure that additional financing will be available.

Subsequent to the Spin-Off, we will need to fund our ongoing working capital, capital expenditure and financing requirements through cash flows from operations and new sources of capital, including additional financing. Our ability to obtain future financing will depend, among other things, on our financial condition and results of operations as well as on the condition of the capital markets or other credit markets at the time we seek financing. Increased volatility and disruptions in the financial markets could make it more difficult and more expensive for us to obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Historically, we have relied on Time Warner and its credit and access to capital for our financing needs, but, after the Spin-Off, we will not have access to Time Warner’s credit for our future financings. There can be no assurance that, as a new public company, we will have access to the capital markets on terms we find acceptable.

Adverse changes in the equity markets or interest rates, changes in actuarial assumptions and legislative or other regulatory actions could substantially increase our U.K. pension costs and adversely affect our ability to utilize earnings from IPC Media to invest in our business.

Our U.K. affiliate, IPC Media Ltd. (“IPC Media”), which will become a subsidiary of ours in the Internal Reorganization, sponsors the IPC Media Pension Scheme (the “IPC Plan”), a defined benefit pension plan that is closed to new participants and accrual of additional benefits for current participants other than certain enhanced benefits – most notably in connection with increases in a participant’s final compensation. In connection with the most recent triennial valuation of the IPC Plan conducted in the spring of 2012 under U.K. pension regulations, IPC Media entered into an arrangement with the trustee of the IPC Plan in respect of the funding in that plan, under which IPC Media agreed to contribute £8 million annually to the IPC Plan from April 2013 to April 2019. In anticipation of the Spin-Off, we, Time Warner and IPC Media have engaged in discussions with the IPC Plan’s trustee regarding the impact of the Spin-Off on the IPC Plan, and proposed actions that IPC Media will take, including an increase in the funding contribution to the IPC Plan to £11 million annually from April 2014 to April 2020 and additional assurances and commitments regarding the business and assets that support the IPC Plan. It is possible that following future valuations, the funding obligation will increase. The IPC Plan funding requirement can be affected by a number of assumptions and factors, including legislative changes, assumptions regarding interest rates, mortality, compensation increases and retirement rates, the investment strategy and performance of the IPC Plan assets, the strength of the IPC Media business, and (in certain limited circumstances) actions by the U.K. pensions regulator. Volatile economic conditions could increase the risk that the funding requirements increase following the next triennial valuation. A significant increase in IPC Media’s funding requirements for the IPC Plan could negatively affect our ability to utilize earnings from IPC Media to invest in our business.

We face risks relating to doing business internationally that could adversely affect our business, financial condition and operating results.

Our business operates internationally. There are risks inherent in doing business internationally, including:

•	issues related to managing international operations;

•	potentially adverse tax developments;

•	lack of sufficient protection for intellectual property in some countries;

•	currency exchange and export controls;

•	local labor laws and regulations; and

•	limitations on our ability to efficiently repatriate cash from our foreign operations.

One or more of these factors could harm our international operations and operating results. In addition, some of our operations are conducted in foreign currencies, and the value of each of these currencies fluctuates relative to the U.S. dollar. As a result, we are exposed to exchange rate fluctuations, which in the past have had, and in the future could have, an adverse effect on our results of operations in a given period.

Our business may suffer if we cannot continue to enforce the intellectual property rights on which our business depends.

Our business relies on a combination of trademarks, trade names, copyrights and other proprietary rights, as well as contractual arrangements, including licenses, to establish, maintain and protect our intellectual property rights and brands. Our proprietary trademarks and other intellectual property rights are important to our continued success and our competitive position. See “Business—Intellectual Property” for a description of our intellectual property assets and the measures we take to protect them. Effective intellectual property protection may not be available in every country in which we operate or our products are available. We also may not be able to acquire or maintain appropriate domain names in all countries in which we do business. The Internet Corporation for Assigned Names and Numbers (ICANN) has recently begun to expand the supply of domain names on the Internet and has so far designated more than 100 new generic Top Level Domains (i.e., the characters that appear to the right of the period in domain names, such as .com, .net and .org), out of more than 1,900 applications received, which could significantly change the structure of the Internet and make it significantly more expensive for us to protect our intellectual property on the Internet. We may be unable to prevent third parties from acquiring domain names, including generic top level domain names, that are similar to, infringe on, or diminish the value of our trademarks and other proprietary rights. Any impairment of our intellectual property or brands, including due to changes in U.S. or foreign intellectual property laws or the absence of effective legal protections or enforcement measures, could adversely impact our business, financial condition and results of operations.

We have been, and may be in the future, subject to claims of intellectual property infringement, which could require us to change our business practices.

Successful claims that we infringe the intellectual property of others could require us to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question. This could require us to change our business practices and limit our ability to compete effectively. Even if we believe that claims of intellectual property infringement are without merit, defending against the claims can be time-consuming and costly and divert management’s attention and resources away from our business.

Service disruptions or failures of our or our vendors’ information systems and networks as a result of computer viruses, misappropriation of data or other malfeasance, natural disasters (including extreme weather), accidental releases of information or other similar events, may disrupt our business, damage our reputation or have a negative impact on our results of operations.

Because information systems, networks and other technologies are critical to many of our operating activities, shutdowns or service disruptions at our company or vendors that provide information systems, networks, printing or other services to us pose increasing risks. Such disruptions may be caused by events such as computer hacking, dissemination of computer viruses, worms and other destructive or disruptive software, denial of service attacks and other malicious activity, as well as power outages, natural disasters (including extreme weather), terrorist attacks or other similar events. Such events could have an adverse impact on us and our customers, including degradation or disruption of service, loss of data and damage to equipment and data. In addition, system redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient to cover all eventualities. Significant events could result in a disruption of our operations, customer or advertiser dissatisfaction, damage to our reputation or brands or a loss of customers or revenues. In addition, we may not have adequate insurance coverage to compensate for any losses associated with such events.

We could be subject to risks caused by misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in the information systems and networks of our company and our vendors, including personnel, customer and vendor confidential data. In addition, outside parties may attempt to penetrate our systems or those of our vendors or fraudulently induce our employees or customers or employees of our vendors to disclose sensitive information in order to gain access to our data. If a material breach of our security or that of our vendors occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose customers and advertisers and our reputation, brands and credibility could be damaged. We could be required to expend significant amounts of money and other resources to repair or replace information systems or networks. In addition, we could be subject to regulatory actions and claims made by consumers and groups in private litigation involving privacy issues related to consumer data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although we develop and maintain systems designed to prevent these events from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely. As we distribute more of our content digitally, outsource more of our information systems to vendors, engage in more electronic transactions with consumers and rely more on cloud-based information systems, the related security risks will increase and we will need to expend additional resources to protect our technology and information systems.

We are also subject to payment card association rules and obligations under our contracts with payment card processors. Under these rules and obligations, if information is compromised, we could be liable to payment card issuers for the cost of associated expenses and penalties. In addition, if we fail to follow payment card industry security standards, even if no customer information is compromised, we could incur significant fines or experience a significant increase in payment card transaction costs.

We could be required to record significant impairment charges in the future.

Under U.S. generally accepted accounting principles, goodwill and indefinite-lived intangible assets are required to be tested for impairment annually or earlier upon the occurrence of certain events or substantive changes in circumstances, and long-lived assets, including finite-lived intangible assets, are required to be tested for impairment upon the occurrence of a triggering event. Factors that could lead to impairment of goodwill and indefinite-lived intangible assets include significant adverse changes in the business climate and declines in the value of our business.

As part of our annual impairment test, we assessed our goodwill, indefinite-lived intangible assets and long-lived assets for impairment as of December 31, 2013. At December 31, 2013, we recorded a $50 million impairment of intangible assets related to an indefinite-lived tradename. Additionally, during the fourth quarter of 2013, certain tradenames with finite lives experienced a triggering event and were evaluated for impairment. As a result of this evaluation, we recorded impairments of $28 million related to these tradenames.

Market conditions in the publishing industry, including declines in print advertising revenues and newsstand sales, remain challenging. During the third quarter of 2013, we appointed a new Chief Executive Officer and Chief Financial Officer, who have been reviewing our existing operating plans and are developing new strategies and initiatives as part of a new long-range plan. As a result, some of our current strategies and initiatives could be modified, abandoned or replaced with new strategies and initiatives, which could change our expectations of future cash flows. If market conditions or our expectations of future cash flows are worse than our current expectations, it is possible that the carrying values of our reporting unit and certain of our tradenames will exceed their respective fair values, which could result in us recognizing a noncash impairment of goodwill or indefinite-lived intangible assets that could be material.

We may make acquisitions, which could involve inherent risks and uncertainties.

We may make acquisitions, which could involve inherent risks and uncertainties, including:

•	the difficulty in integrating newly acquired businesses and operations in an efficient and effective manner;

•	the challenge in achieving strategic objectives, cost savings and other anticipated benefits;

•	the potential loss of key employees of the acquired businesses;

•	the potential diversion of senior management’s attention from our operations;

•	the risks associated with integrating financial reporting and internal control systems;

•	the difficulty in expanding information technology systems and other business processes to incorporate the acquired businesses;

•	potential future impairments of goodwill associated with the acquired businesses; and

•	in some cases, the potential for increased regulation.

If an acquired business fails to operate as anticipated, cannot be successfully integrated with our existing business, or one or more of the other risks and uncertainties identified occur in connection with our acquisitions, our business, results of operations and financial condition could be adversely affected.

If it becomes more difficult to attract and retain key personnel, our business could be adversely affected.

We are dependent on our ability to hire and retain talented employees and management. We have had several recent changes in executive leadership, which has been disruptive to our business. As a result of these disruptions or other factors, it may become more difficult to attract and retain the key employees we need to meet our strategic objectives.

Our operating results are subject to seasonal variations.

Our business has experienced, and is expected to continue to experience, seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s reading habits. Typically, our revenues from advertising are highest in the fourth quarter. The effects of such seasonality make it difficult to estimate future operating results based on the previous results of any specific quarter.

We may experience financial and strategic difficulties and delays or unexpected costs in completing our various restructuring plans and cost-savings initiatives, including not achieving the anticipated savings and benefits of these plans and initiatives.

We recently began implementing a restructuring plan and cost-savings initiatives to better align our organizational structure and costs with our business strategy. We expect to continue to actively manage our costs and may undertake additional restructuring plans and cost-savings initiatives. Our cost savings initiatives may involve moving more of our business operations and corporate functions to outsourced arrangements or off-shore locations. Identifying and implementing additional cost reductions, however, may become increasingly difficult to do in an operationally effective manner.

We may not realize the anticipated savings or benefits from one or more of these restructuring plans or cost-savings initiatives in full or in part or within the time periods we expect. Other events and circumstances, such as financial and strategic difficulties and delays or unexpected costs, may occur, which could result in our not realizing all or any of the anticipated savings or benefits. In addition, our cost savings initiatives may adversely affect the quality of our products and brands and further limit our ability to attract and retain talent. Our cost savings initiatives are also subject to execution risk, including business disruptions, diversion of management attention, incurring greater than anticipated expenses and risks associated with providing services and functions in outsourced and off-shore locations. In addition, our plan to invest these savings and benefits ahead of future growth means that such costs will be incurred whether or not we realize these savings and benefits. If we fail to realize anticipated savings or benefits or fail to better align our cost structure in a timely manner, or fail to reduce business expenditures through our restructuring plans and cost-savings initiatives, our ability to continue to fund growth initiatives and our business, financial condition and results of operations may be adversely affected.

Risks Relating to the Spin-Off

The Spin-Off could result in significant tax liability to Time Warner and its stockholders.

Completion of the Spin-Off is conditioned on Time Warner’s receipt of a written opinion of Cravath, Swaine & Moore LLP to the effect that the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code and that no ELA with respect to our common stock should be taken into account as income or gain as a result of any step of the Spin-Off. Time Warner can waive receipt of the tax opinion as a condition to the completion of the Spin-Off.

The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion assumes that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion is based on certain representations as to factual matters from, and certain covenants by, Time Warner and us. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

The opinion of counsel is not binding on the Internal Revenue Service (“IRS”) or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Time Warner has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the Spin-Off.

If the Distribution were determined not to qualify for non-recognition of gain and loss, U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in (i) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Time Warner’s current and accumulated earnings and profits; (ii) a reduction in the U.S. Holder’s basis (but not below zero) in Time Warner common stock to the extent the amount received exceeds the stockholder’s share of Time Warner’s earnings and profits; and (iii) a taxable gain from the exchange of Time Warner common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Time Warner’s earnings and profits and the U.S. Holder’s basis in its Time Warner common stock.

If the Distribution were determined not to qualify for non-recognition of gain and loss, then Time Warner would recognize gain in an amount up to the fair market value of our common stock held by it immediately before the Distribution, increased by the amount of the Special Dividend that we will distribute to Time Warner as part of the Internal Reorganization. In addition, even if the Distribution qualifies for non-recognition of gain and loss under Section 355 of the Code, there is a possibility that an ELA up to the amount of the Special Dividend could be determined to be created and taken into account as part of the Spin-Off. In this case, Time Warner would recognize gain equal to the amount of the ELA. Under certain circumstances, we could have an indemnification obligation to Time Warner with respect to tax on any such gain. See below and “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

We could have an indemnification obligation to Time Warner if the Distribution were determined not to qualify for non-recognition treatment, which could materially adversely affect our financial condition.

If, due to any of our representations being untrue or our covenants being breached, it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, or that an ELA was created and taken into account, we could be required to indemnify Time Warner for the resulting taxes and related expenses. Any such indemnification obligation could materially adversely affect our financial condition.

In addition, Section 355(e) of the Code generally creates a presumption that the Distribution would be taxable to Time Warner, but not to holders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Time Warner due to such a 50% or greater change in ownership of our stock, Time Warner would recognize gain in an amount up to the fair market value of our common stock held by it immediately before the Distribution, increased by the amount of the Special Dividend that we will distribute to Time Warner as part of the Internal Reorganization, and we generally would be required to indemnify Time Warner for the tax on such gain and related expenses. Any such indemnification obligation could materially adversely affect our financial condition. See “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Tax Matters Agreement.”

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Distribution, which may reduce our strategic and operating flexibility.

We intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355(e) of the Code. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable. See “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Tax Matters Agreement.”

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent publicly-traded company, we will be able to, among other things, better focus our financial and operational resources on our specific business, implement and maintain a capital structure designed to meet our specific needs, design and implement corporate strategies and policies that are targeted to our business, more effectively respond to industry dynamics and create effective incentives for our management and employees that are more closely tied to our business performance. However, by separating from Time Warner, we may be more susceptible to market fluctuations and other adverse events. In addition, we may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. The completion of the Spin-Off will also require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be adversely affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent publicly-traded company, and we may experience increased costs after the Spin-Off.

We have historically operated as part of Time Warner’s corporate organization, and Time Warner has provided us with various corporate functions. Following the Spin-Off, Time Warner will have no obligation to provide us with assistance other than the transition services described under “Certain Relationships and Related Party Transactions—Agreements with Time Warner.” These services do not include every service that we have received from Time Warner in the past, and Time Warner is only obligated to provide these services for limited periods following completion of the Spin-Off. Accordingly, following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from Time Warner. These services include information technology, tax administration, treasury activities, accounting, benefits administration, procurement, legal and ethics and compliance program administration, the effective and appropriate performance of which are critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Time Warner. Because our business has historically operated as part of the wider Time Warner organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs that could adversely affect our business. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining these services, our business, financial condition and results of operations may be adversely affected.

We have no recent operating history as an independent publicly-traded company, and our historical financial information is not necessarily representative of the results we would have achieved as an independent publicly-traded company and may not be a reliable indicator of our future results.

We derived the historical financial information included in this Information Statement from Time Warner’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent publicly-traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

•	Prior to the Spin-Off, we operated as part of Time Warner’s broader corporate organization and Time Warner performed various corporate functions for us, including information technology, tax administration, treasury activities, accounting, benefits administration, procurement, legal and ethics and compliance program administration. Our historical financial information reflects allocations of corporate expenses from Time Warner for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly-traded company.

•	We will enter into transactions with Time Warner that did not exist prior to the Spin-Off, such as Time Warner’s provision of transition services, which will cause us to incur new costs.

•	Our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Time Warner, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of Time Warner, we enjoyed certain benefits from Time Warner’s operating diversity, size, purchasing power, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets on terms as favorable to us as those we obtained as part of Time Warner prior to the Spin-Off.

Following the Spin-Off, we will also be responsible for the additional costs associated with being an independent publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. Therefore, our financial statements may not be indicative of our future performance as an independent publicly-traded company. While we have been profitable as part of Time Warner, we cannot assure you that our profits will continue at a similar level when we are an independent publicly-traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the notes thereto included elsewhere in this Information Statement.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Time Warner.

We will negotiate agreements with Time Warner related to our separation from Time Warner, including the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement and any other agreements, while we are still part of Time Warner. Accordingly, these agreements may not reflect terms that would have resulted from arms-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated relate to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations between Time Warner and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions.”

Risks Relating to Our Common Stock and the Securities Market

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off our stock price may fluctuate significantly.

There is currently no public market for our common stock. We intend to apply to list our common stock on                     . We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategies;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the magazine publishing industry;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting stockholders; and

•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Time Warner stockholders and, as a result, these Time Warner stockholders may sell their shares of our common stock after the Distribution. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

Time Warner stockholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. Although we have no actual knowledge of any plan or intention of any significant stockholder to sell our common stock following the Spin-Off, it is likely that some Time Warner stockholders, possibly including some of its larger stockholders, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or – in the case of index funds – we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that this will occur may decrease the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness may limit our ability to pay dividends on our common stock.

Following the Spin-Off, the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements of our business and covenants associated with debt obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. For more information, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends, and there can be no assurance that, in the future, the combined annual dividends paid on Time Warner common stock, if any, and our common stock, if any, after the Spin-Off will equal the annual dividends on Time Warner common stock prior to the Spin-Off.

Your percentage ownership in Time Inc. may be diluted in the future.

Your percentage ownership in Time Inc. may be diluted in the future because of equity awards that we expect to grant to our directors, officers and other employees. Prior to completion of the Spin-Off, we expect to approve an incentive plan that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.

Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware law may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These include provisions that:

•	permit us to issue blank check preferred stock as more fully described under “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws;”

•	do not permit our stockholders to act by written consent and require that stockholder action must take place at an annual or special meeting of our stockholders;

•	provide that only our Chief Executive Officer, Board of Directors or any record holders of shares representing at least 25% of the combined voting power of the outstanding shares of all classes and series of our capital stock entitled generally to vote in the election of directors, voting as a single class, are entitled to call a special meeting of our stockholders; and

•	limit our ability to enter into business combination transactions with certain stockholders.

These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of Time Inc., including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. See “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” for more information.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains “forward-looking statements.” These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance in connection with discussions of future operating or financial performance.

These forward-looking statements are based on management’s current expectations and assumptions regarding our business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Important factors that could cause our actual results to differ materially from those in our forward-looking statements include government regulation, economic, strategic, political and social conditions and the following factors:

•	changes in our plans, initiatives and strategies, and consumer acceptance thereof;

•	recent and future changes in technology, including alternative methods for the delivery of our content;

•	changes in consumer behavior, including changes in spending behavior and changes in when, where and how digital content is consumed;

•	competitive pressures;

•	our ability to deal effectively with economic slowdowns or other economic or market difficulties;

•	changes in advertising market conditions or advertising expenditures due to, among other things, economic conditions, changes in consumer behavior, pressure from public interest groups, changes in laws and regulations and other societal or political developments;

•	our ability to exploit and protect our intellectual property rights in and to our content and other products;

•	lower than expected valuations associated with our cash flows and revenues, which could result in our inability to realize the value of recorded intangible assets and goodwill;

•	increased volatility or decreased liquidity in the capital markets, including any limitation on our ability to access the capital markets for debt securities, refinance our outstanding indebtedness or obtain bank financings on acceptable terms;

•	the effects of any significant acquisitions, dispositions and other similar transactions by us;

•	the failure to meet earnings expectations;

•	the adequacy of our risk management framework;

•	changes in U.S. GAAP or other applicable accounting policies;

•	the impact of terrorist acts, hostilities, natural disasters (including extreme weather) and pandemic viruses;

•	a disruption or failure of network and information systems or other technology on which our business relies;

•	changes in tax and other laws and regulations;

•	changes in foreign exchange rates; and

•	the other risks and uncertainties detailed in the section titled “Risk Factors.”

Any forward-looking statements made by us in this Information Statement speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

THE SPIN-OFF

Background

On March 6, 2013, Time Warner announced plans for the complete legal and structural separation of the Publishing Business from Time Warner. To effect the separation, Time Warner is undertaking the Internal Reorganization described under “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement.” After giving effect to the Internal Reorganization, Time Inc., Time Warner’s wholly owned subsidiary, will hold the Publishing Business.

Following the Internal Reorganization, Time Warner will distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to Time Warner’s stockholders on a pro rata basis. Following the Spin-Off, Time Warner will not own any equity interest in us, and we will operate independently from Time Warner. No approval of Time Warner’s stockholders is required in connection with the Spin-Off, and Time Warner’s stockholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the Time Warner Board’s waiver, of a number of conditions. In addition, Time Warner has the right not to complete the Spin-Off if, at any time, the Time Warner Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Time Warner or its stockholders or is otherwise not advisable. For a more detailed description, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

The Time Warner Board has regularly reviewed the businesses that comprise Time Warner to confirm that Time Warner’s resources are being put to use in a manner that is in the best interests of Time Warner and its stockholders. In reaching the decision to pursue the Spin-Off, the Time Warner Board considered a range of potential structural alternatives for the Publishing Business, including retaining some or all of the Publishing Business as part of Time Warner and a sale or merger of some or all of the Publishing Business to or with third parties. In evaluating these alternatives with the goal of enhancing stockholder value, the Time Warner Board considered input and advice from members of Time Warner and Time Inc. management. As part of this evaluation, the Time Warner Board considered a number of factors, including the strategic clarity and flexibility for Time Warner and Time Inc. after the Spin-Off, the ability of Time Warner and Time Inc. to compete and operate efficiently and effectively (including Time Inc.’s ability to retain and attract management talent) after the Spin-Off, the financial profile of Time Warner and Time Inc., the potential reaction of investors and the probability of successful execution of the various structural alternatives and the risks associated with those alternatives.

As a result of this evaluation, the Time Warner Board determined that proceeding with the Spin-Off would be in the best interests of Time Warner and its stockholders. The Time Warner Board considered the following potential benefits of this approach:

•	Strategic Clarity and Flexibility. Following the Spin-Off, Time Warner and Time Inc. will each have a more focused business and be better able to dedicate financial resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business. The Spin-Off will also allow each of Time Warner and Time Inc. to enhance its strategic flexibility to respond to industry dynamics.

•	Focused Management. The Spin-Off will allow the management of each of Time Warner and Time Inc. to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies.

•	Management Incentives. The Spin-Off will enable Time Inc. to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Time Inc. equity-based compensation arrangements will more closely align the interests of Time Inc.’s management and employees with the interests of its stockholders and should increase Time Inc.’s ability to attract and retain personnel.

•	Stockholder Flexibility. The Spin-Off will allow investors to make independent investment decisions with respect to Time Warner and Time Inc. and will enable Time Inc. to achieve alignment with a more natural stockholder base. Investment in one or the other company may appeal to investors with different goals, interests and concerns.

In determining whether to effect the Spin-Off, the Time Warner Board considered the costs and risks associated with the transaction, including the costs associated with preparing Time Inc. to become an independent publicly-traded company, the risk of volatility in our stock price immediately following the Spin-Off due to sales by Time Warner’s stockholders whose investment objectives may not be met by our common stock, the time it may take for us to attract our optimal stockholder base, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of our common stock and Time Warner’s common stock after the Spin-Off may drop below the trading price of Time Warner’s common stock before the Spin-Off and the loss of synergies and scale from operating as one company. Notwithstanding these costs and risks, taking into account the factors discussed above, the Time Warner Board determined that the Spin-Off was the best alternative to achieve the above benefits and enhance stockholder value.

When and How You Will Receive Time Inc. Shares

Time Warner will distribute to its stockholders, as a pro rata dividend, one share of our common stock for every              shares of Time Warner common stock outstanding as of                     , 2014, the Record Date of the Distribution.

Prior to the Distribution, Time Warner will deliver all of the issued and outstanding shares of our common stock to the distribution agent.                      Computershare Trust Company, N.A. will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our common stock.

If you own Time Warner common stock as of the close of business on                     , 2014, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•	Registered stockholders. If you own your shares of Time Warner common stock directly through Time Warner’s transfer agent, Computershare Trust Company, N.A., you are a registered stockholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding the Time Inc. shares at .

Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered stockholders.

•	“Street name” or beneficial stockholders. Most Time Warner stockholders own their shares of Time Warner common stock beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. If you own your shares of Time Warner common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

If you sell any of your shares of Time Warner common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Time Warner shares you sold. See “—Trading Prior to the Distribution Date” for more information.

We are not asking Time Warner stockholders to take any action in connection with the Spin-Off. No stockholder approval of the Spin-Off is required. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of Time Warner common stock for shares of our common stock. The number of outstanding shares of Time Warner common stock will not change as a result of the Spin-Off.

Number of Shares You Will Receive

On the Distribution Date, you will receive one share of our common stock for every              shares of Time Warner common stock you owned as of the Record Date.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Time Warner stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within four trading days following the Distribution Date. See “—Trading Prior to the Distribution Date” for additional information regarding “when-issued” trading. The distribution agent will, in its sole discretion, without any influence by Time Warner or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Time Warner or us.

The distribution agent will send to each registered holder of Time Warner common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about                      after the Distribution Date to complete the distribution of cash in lieu of fractional shares to Time Warner stockholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes. See “—Material U.S. Federal Income Tax Consequences of the Spin-Off” below for more information.

Material U.S. Federal Income Tax Consequences of the Spin-Off

Consequences to U.S. Holders of Time Warner Common Stock

The following is a summary of the material U.S. federal income tax consequences to holders of Time Warner common stock in connection with the Distribution. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Time Warner common stock that are U.S. Holders, as defined immediately below, that hold their Time Warner common stock as a capital asset. A “U.S. Holder” is a beneficial owner of Time Warner common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Time Warner common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of Time Warner equity;

•	stockholders owning Time Warner common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	stockholders who are subject to the alternative minimum tax;

•	persons who own Time Warner common stock through partnerships or other pass-through entities; or

•	persons who hold Time Warner common stock through a tax-qualified retirement plan.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Time Warner common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to its tax consequences.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

Subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), Cravath, Swaine & Moore LLP, counsel to Time Warner, is of the opinion that for U.S. federal income tax purposes:

•	no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution, except with respect to any cash received in lieu of fractional shares;

•

the aggregate tax basis of the Time Warner common stock and our common stock held by each U.S. Holder immediately after the Distribution should be the same as the aggregate tax basis of the Time Warner common stock held by the U.S. Holder immediately before the Distribution, allocated between the Time Warner common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to reduction upon the deemed sale of any fractional shares, as described below); and

•	the holding period of our common stock received by each U.S. Holder should include the holding period of their Time Warner common stock, provided that such Time Warner common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of Time Warner common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our common stock distributed with respect to such blocks of Time Warner common stock.

If a U.S. Holder receives cash in lieu of a fractional share of common stock as part of the Distribution, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash actually received. Provided the fractional share is considered to be held as a capital asset on the date of the Distribution, the U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Time Warner common stock is more than one year on the date of the Distribution.

The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion assumes that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion is based on certain representations as to factual matters from, and certain covenants by, Time Warner and us. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

The opinion of counsel is not binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Time Warner has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the Spin-Off.

If the Distribution were determined not to qualify for non-recognition of gain and loss, the above consequences would not apply and U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Time Warner’s current and accumulated earnings and profits;

•	a reduction in the U.S. Holder’s basis (but not below zero) in Time Warner common stock to the extent the amount received exceeds the stockholder’s share of Time Warner’s earnings and profits; and

•	a taxable gain from the exchange of Time Warner common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Time Warner’s earnings and profits and the U.S. Holder’s basis in its Time Warner common stock.

Backup Withholding and Information Statement

Payments of cash in lieu of a fractional share of our common stock may, under certain circumstances, be subject to “backup withholding,” unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules.

Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Treasury Regulations require each Time Warner stockholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of Time Warner to attach to such stockholder’s U.S. federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

Consequences to Time Warner

The following is a summary of the material U.S. federal income tax consequences to Time Warner in connection with the Spin-Off that may be relevant to holders of Time Warner common stock.

Subject to the qualifications and limitations set forth herein, Cravath, Swaine & Moore LLP, counsel to Time Warner, is of the opinion that for U.S. federal income tax purposes:

•	the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code; and

•	no ELA with respect to our common stock should be taken into account as income or gain as a result of any step of the Spin-Off.

The opinion of counsel is subject to the same qualifications and limitations as are set forth above in relation to the opinion of counsel regarding consequences to U.S. Holders.

If the Distribution were determined not to qualify for non-recognition of gain and loss under Section 355 of the Code, then Time Warner would recognize gain in an amount up to the fair market value of our common stock held by it immediately before the Distribution, increased by the amount of the Special Dividend that we will distribute to Time Warner as part of the Internal Reorganization. In addition, even if the Distribution qualifies for non-recognition of gain and loss under Section 355 of the Code, there is a possibility that an ELA up to the amount of the Special Dividend could be determined to be created and taken into account as part of the Spin-Off. In this case, Time Warner would recognize gain equal to the amount of the ELA.

Indemnification Obligation

If, due to any of our representations being untrue or our covenants being breached, it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, or that an ELA was created and taken into account, we could be required to indemnify Time Warner for taxes resulting from the recognition of gain described above and related expenses. In addition, current tax law generally creates a presumption that the Distribution would be taxable to Time Warner, but not to holders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Time Warner due to such a 50% or greater change in ownership of our stock, Time Warner would recognize gain in an amount up to the fair market value of our common stock held by it immediately before the Distribution, increased by the amount of the Special Dividend that we will distribute to Time Warner as part of the Internal Reorganization, and we generally would be required to indemnify Time Warner for the tax on such gain and related expenses.

Results of the Spin-Off

After the Spin-Off, we will be an independent publicly-traded company. Immediately following the Spin-Off, we expect to have approximately                  holders of shares of our common stock and approximately              million shares of our common stock outstanding, based on the number of Time Warner stockholders and

shares of Time Warner common stock outstanding on                     , 2014. The actual number of shares of our common stock Time Warner will distribute in the Spin-Off will depend on the actual number of shares of Time Warner common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to Time Warner’s equity plans, and any repurchase of Time Warner shares by Time Warner under its common stock repurchase program, on or prior to the Record Date. The Spin-Off will not affect the number of outstanding shares of Time Warner common stock or any rights of Time Warner stockholders, although we expect the trading price of shares of Time Warner common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price of Time Warner common stock will no longer reflect the value of the Publishing Business. Furthermore, until the market has fully analyzed the value of Time Warner without the Publishing Business, the trading price of shares of Time Warner common stock may fluctuate.

Before our separation from Time Warner, we intend to enter into a Separation and Distribution Agreement and several other agreements with Time Warner related to the Spin-Off. These agreements will govern the relationship between Time Inc. and Time Warner up to and after completion of the Spin-Off and allocate between Time Inc. and Time Warner various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Time Warner.”

Listing and Trading of our Common Stock

As of the date of this Information Statement, we are a wholly owned subsidiary of Time Warner. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on              under the symbol “            .” Following the Spin-Off, Time Warner common stock will continue to trade on the New York Stock Exchange under the symbol “TWX.”

Neither we nor Time Warner can assure you as to the trading price of Time Warner common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and the Time Warner common stock after the Spin-Off will be less than, equal to or greater than the trading prices of Time Warner common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market” for more detail.

The shares of our common stock distributed to Time Warner stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, or the “Securities Act,” or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop as early as two trading days prior to the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Time Warner common stock at the close of business on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of Time Warner common stock you own, on the “when-issued” market. We expect “when-issued” trades of our common stock to settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, as early as two trading days prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in Time Warner common stock: a “regular-way” market and an “ex-distribution” market. Shares of Time Warner common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of Time Warner common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own shares of Time Warner common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Distribution.

Following the Distribution Date, we expect shares of our common stock to be listed on the                      under the trading symbol “             .” If “when-issued” trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the separation will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by Time Warner:

•	the Time Warner Board shall have authorized and approved the Internal Reorganization and Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of Time Inc. common stock to Time Warner stockholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on or another national securities exchange approved by Time Warner, subject to official notice of issuance;

•	Time Warner shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code and that no ELA with respect to our common stock should be taken into account as income or gain as a result of any step of the Spin-Off;

•	the Internal Reorganization (as described in “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement”) shall have been completed;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Time Warner shall have occurred or failed to occur that prevents the consummation of the Distribution;

•	no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Time Warner Board, would result in the Distribution having a material adverse effect on Time Warner or its stockholders;

•	prior to the Distribution Date, this Information Statement shall have been mailed to the holders of Time Warner common stock as of the Record Date;

•	Time Warner shall have duly elected the individuals to be listed as members of our post-Distribution Board in this Information Statement, and such individuals shall be the members of our Board immediately after the Distribution; provided that our current directors shall appoint one independent director prior to the date on which “when-issued” trading of our common stock commences on and such director shall serve on our Audit and Finance Committee, Compensation Committee and Nominating and Governance Committee;

•	Time Warner shall have delivered to us resignations, effective as of immediately after the Distribution, of each individual who will be an employee of Time Warner or any of its subsidiaries after the Distribution and who is an officer or director of us or any of our subsidiaries immediately prior to the Distribution;

•	immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect; and

•	Time Warner shall have received a certificate signed by our Chief Financial Officer, dated as of the Distribution Date, certifying that prior to the Distribution we have made capital and other expenditures, and have operated our cash management, accounts payable and receivables collection systems in the ordinary course consistent with prior practice, subject to an exception that permits us to cause any excess cash held by our foreign subsidiaries to be transferred to us or any of our other subsidiaries.

The fulfillment of the above conditions will not create any obligation on Time Warner’s part to complete the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Time Warner has the right not to complete the Spin-Off if, at any time, the Time Warner Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Time Warner or its stockholders or is otherwise not advisable.

Reasons for Furnishing this Information Statement

We are furnishing this Information Statement solely to provide information to Time Warner’s stockholders who will receive shares of our common stock in the Distribution. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Time Warner. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor Time Warner undertakes any obligation to update the information except in the normal course of our and Time Warner’s public disclosure obligations and practices.

DIVIDEND POLICY

We have not yet determined our dividend policy, but we intend to do so prior to the Spin-Off and will disclose this policy in an amendment to this Information Statement. Our Board will make all decisions regarding the payment of future dividends, and such decisions will depend on many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends. See also “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness may limit our ability to pay dividends on our common stock.”

CAPITALIZATION

The following table sets forth the cash and capitalization of the Publishing Business as of December 31, 2013, on a historical basis and on an as adjusted basis to give effect to the Spin-Off and the transactions related to the Spin-Off, as if they occurred on December 31, 2013. You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this Information Statement.

	December 31, 2013
	Historical	As adjusted
($ in millions)		(unaudited)
Cash and equivalents	$46	$

Capitalization:
Indebtedness:
Long-term debt	$38	$
Equity:
Common stock, $0.01 par value	—
Paid-in-capital	—
Divisional equity	4,158
Accumulated other comprehensive loss, net	(116)

Total equity	4,042

Total capitalization	$4,080	$

We have not yet finalized our post-Spin-Off capitalization. We intend to update this Information Statement to reflect our post-Spin-Off capitalization.

SELECTED HISTORICAL FINANCIAL DATA

The following tables present selected historical combined financial information as of and for each of the years in the five-year period ended December 31, 2013. The selected historical combined financial data as of December 31, 2013 and 2012 and for each of the fiscal years in the three-year period ended December 31, 2013 are derived from our historical combined financial statements included elsewhere in this Information Statement. The selected historical combined financial data as of December 31, 2011 and for the year ended December 31, 2010 are derived from our combined financial statements that are not included in this Information Statement. The selected historical combined financial data as of December 31, 2010 and as of and for the year ended December 31, 2009 are derived from our unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the information set forth in this Information Statement.

You should review the selected historical financial data presented below in conjunction with our combined financial statements and the accompanying notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this Information Statement. For each of the periods presented, the entities that are part of the Publishing Business were each separate indirect wholly owned subsidiaries of Time Warner. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent publicly-traded company during the periods presented. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Time Warner, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial information includes allocations of certain Time Warner corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that we would have incurred if we had operated as an independent publicly-traded company or of the costs expected to be incurred in the future.

	Year Ended December 31,
	2013	2012	2011	2010	2009
($ in millions)					(unaudited)
Selected Operating Statement Information:
Revenues:
Advertising	$1,807	$1,819	$1,923	$1,935	$1,878
Circulation	1,129	1,210	1,271	1,291	1,324
Other	418	407	483	449	534

Total revenues	$3,354	$3,436	$3,677	$3,675	$3,736
Operating income	$330	$420	$563	$515	$246
Net income	$201	$263	$368	$312	$147

	As of December 31,
	2013	2012	2011	2010	2009
($ in millions)				(unaudited)	(unaudited)
Selected Balance Sheet Information:
Cash and equivalents	$46	$81	$95	$72	$157
Total assets	5,674	5,935	6,148	6,311	6,527
Debt due within one year	—	—	—	—	9
Long-term debt	38	36	34	32	30
Total equity	4,042	4,284	4,448	4,593	4,848
Total capitalization at book value	4,080	4,320	4,482	4,625	4,887

BUSINESS

Introduction

Time Inc. is the largest magazine publisher in the United States based on both readership and print advertising revenues and the largest magazine publisher in the U.K. based on print newsstand revenues. Our portfolio of more than 90 magazines includes a diverse collection of some of the world’s most popular brands.

Since our founding in 1922, we have developed a worldwide reputation for quality, integrity and innovation in journalism. We have created some of the most iconic and influential magazine brands in the world. The first issue of Time, published on March 3, 1923, created the newsweekly category. The launch of Fortune in 1930 revolutionized business journalism, and the launch of Sports Illustrated in 1954 introduced the first national sports weekly magazine. These early titles built the foundation for our long-standing tradition of world-class journalism and premier sales and marketing expertise.

Beginning with the 1974 launch of People (today the largest magazine in the United States based on both readership and advertising revenues), we moved the business beyond our original core titles and expanded into content focused on entertainment, fashion and women’s lifestyle. In 1987, we launched Cooking Light, in 1990 Entertainment Weekly, in 1994 InStyle, in 2000 Real Simple and in 2004 All You. These launches transformed Time Inc. into a company that reaches almost half of all U.S. adults each month and that provides opportunities for beauty, food, fashion and retail, financial, drugs and other marketers to reach their target audiences.

Today, Time Inc. reaches large, diverse audiences through its websites, on computers and mobile devices and through social media. More recently, we introduced paid digital versions of a substantial majority of our magazines for the major tablet platforms.

In 2013, we made key changes to our leadership team. In September, Joseph A. Ripp became Chief Executive Officer and Jeffrey J. Bairstow joined as Executive Vice President and Chief Financial Officer. They have been reviewing our existing operating plans and are developing new strategies and initiatives as part of a new long-range plan. The new long-range plan is intended to enhance the scale of our digital platforms and associated revenues, generate new sources of revenues and stabilize operating income trends. In February 2014, we initiated a significant restructuring plan that includes streamlining our organizational structure to enhance operational flexibility, speed decision-making and spur the development of new cross-brand products and services. We expect to incur restructuring charges of approximately $150 million during the first half of 2014 in connection with this restructuring plan as well as the integration of AEP (the acquisition of AEP is described further below) and certain real estate consolidations. We anticipate additional headcount reductions and real estate consolidations in the future.

Our Competitive Strengths

Significant scale advantages

As the largest magazine publisher in the United States and the U.K., we are able to produce content in multiple print and digital platforms more cost effectively than competitors with fewer scale advantages. Scale also enables us to spread the costs of doing business over many magazines, brands and businesses. In addition, our magazines reach almost half of all U.S. adults each month. This allows our advertisers to reach mass audiences as well as large targeted audience segments by advertising in specific brands or regional or demographic editions of specific brands, and through database targeting.

Category-leading brand portfolio

Our portfolio represents one of the strongest collections of media brands, including People, Sports Illustrated, InStyle, Time, Real Simple, Southern Living, Entertainment Weekly and Fortune. The brands and their franchises (e.g., Sports Illustrated Swimsuit, Fortune 500, People’s World’s Most Beautiful Woman, the Essence Festival and Time’s Person of the Year) and spin-offs (e.g., People StyleWatch) have been built through decades of investment and innovation and are difficult to replicate. We consider the strength of our brands to be an important competitive advantage, as evidenced by consumers’ willingness to pay for our content, advertisers’ interest in associating their brands with ours and our ability to attract the talent who create our highly-valued content.

Strong subscriber relationships that provide deep consumer knowledge and data

For the six-month period ended December 31, 2013, we had an average of approximately 30 million active subscriptions worldwide. Millions of our subscribers have been with us for years. Customer loyalty provides an important starting point as we launch new paid digital products. In addition, we have a marketing database of approximately 150 million U.S. adults, which represents a significant percentage of the adult U.S. population. This database is a strategic tool that we use to market our magazines and products to consumers and sell audiences to advertisers. We also conduct and use extensive quantitative and qualitative research to shape our content and marketing. Our content creation teams and our consumer marketing group use these consumer insights to anticipate consumer trends and develop targeted marketing programs.

Long-standing relationships with a diverse pool of advertisers

Our industry-leading advertising sales teams have strong, long-standing relationships with advertisers and agencies, enabling us to develop value-added programs for advertisers across our print and digital platforms. Also, we have a diverse pool of advertisers, and no single advertising category accounted for more than 16% of our advertising revenues as of December 31, 2013.

Foundation for digital growth

We believe we have the largest U.S. audience for magazine-branded websites and mobile sites in the industry, driven in part by creating new content designed specifically for the Internet and mobile devices. We launched a magazine app on the iPad the day the iPad was released, and we were the first major U.S. publisher to make all of its domestic magazines available on major tablet platforms. Approximately three million people have activated access to our tablet editions, either through a combined print and digital subscription or a digital-only subscription. Additionally, we have millions of fans following our brands on Facebook, Twitter and other social media platforms.

Our Strategic Initiatives

Strengthening our core business

We are committed to strengthening our core business. Our goals are to protect the margins and cash flows of our business, to reallocate resources to more effectively serve our audiences and advertisers, to leverage our extensive data and consumer insights and to continually deepen our consumer connections. We are focused on hiring top talent and have made several key changes to our leadership team over the past several months. Our new management team is focused on strengthening our core business through the following initiatives:

•	Consumer connection. We believe there are opportunities to serve our audiences across multi-media platforms, including contributor networks, advertiser-sponsored content and more immersive tablet editions. For example, in 2013, Time magazine partnered exclusively with Twitter for the Person of the Year roll-out, and featured a real-time social media voting technology that recorded two million votes cast on Time.com. In October 2013, Norman Pearlstine became our Chief Content Officer, and is implementing changes intended to enhance the alignment of our creative functions with our business requirements.

•	Advertising sales effectiveness. Our long-standing relationships with advertisers are a key competitive advantage. In February 2014, Mark Ford was appointed Executive Vice President, Advertising. He is overseeing an expansion of our corporate sales efforts in order to increase cross-brand advertising sales, as well as an account-by-account review of sales effectiveness to determine other possible improvements in our go-to-market strategy.

•	Subscription pricing and targeting. We believe there are opportunities to more effectively optimize subscription offers, newsstand pricing and consumer pay strategies across our organization. In October 2013, Lynne Biggar was named Executive Vice President, Consumer Marketing & Revenue, and is overseeing an evaluation of alternative approaches to pricing models, channel optimization and subscriber targeting.

•	Cost transformation. In February 2014, we began a company-wide restructuring plan to streamline our organizational structure, to drive operational efficiencies and to create the proper infrastructure to support our long-range plan. The plan primarily consists of headcount reductions and certain lease exit costs. We expect to incur charges of approximately $150 million during the first half of 2014 in connection with this restructuring as well as the integration of AEP and certain real estate consolidations. About $100 million of these charges are expected to be recognized in the first quarter of 2014. We anticipate additional headcount reductions and real estate consolidations in the future.

•	Technology platform. In February 2014, Colin Bodell was named Executive Vice President and Chief Technology Officer and is overseeing an evaluation of our technology architecture and platforms to ensure that we are aligned with the evolving needs of consumers and advertisers, that we are providing product development agility to our creative teams and that our technology supports innovation and accountability.

Extending our brands, content scale and audiences into new revenue streams

We believe there are significant opportunities to invest in products that enhance the value of our consumer offerings and provide powerful programs to our advertisers. We see potential for new products and services in the following categories:

•	Monetizing audience scale across platforms. We intend to continue to invest in digital media including mobile and video as well as extensions of our brands across social media.

•	New consumer products and services. We believe there are opportunities to further extend our brands beyond print and digital magazines. This could include direct sale or licensing agreements related to consumer products and services.

•	Data collection and targeting. We believe there are opportunities to leverage our extensive data and consumer insights and to extend data services to marketers.

•	Experiential media. We believe there are opportunities to continue to expand our events and conferences. For example, the Essence Festival is in its 25th year and hosts over 500,000 attendees annually, making it one of the largest live consumer events in the United States.

•	Business-to-business (B2B) services. We believe there are opportunities to expand offerings of our ancillary services that offer end-to-end fulfillment and direct marketing expertise.

Actively managing our portfolio of titles, brands and assets

We intend to continue to evaluate our portfolio for opportunities to make internal investments, pursue strategic partnerships, close or divest titles, brands or operations where necessary, launch new titles, brands or operations and evaluate acquisition opportunities when they arise. As the largest magazine publisher in the United States, we believe there are opportunities to continue to utilize our scale to drive efficiencies from the integration of print and related media acquisitions.

Disciplined capital allocation

Our business has relatively low capital expenditure requirements, and consequently generates substantial cash flows. We are committed to a disciplined approach to evaluating acquisitions and internal investments, capital structure optimization and return of capital.

Business Overview

As of December 31, 2013, we published 23 magazines in print in the United States, including People, Sports Illustrated, InStyle, Time, Real Simple, Southern Living, Entertainment Weekly and Fortune, and over 70 magazines outside the United States, primarily through IPC in the U.K. and GEX in Mexico. We also licensed more than 50 editions of our magazines for print or digital distribution in over 30 countries.

In addition, as of December 31, 2013, we operated over 45 websites that collectively have millions of average monthly unique visitors around the world. Most of our websites share brands with our magazines, such as People.com, SI.com and Time.com. For most of our major magazine titles, we also offer tablet editions, websites optimized for mobile viewing and mobile applications.

We operate an integrated publishing business that provides content marketing, targeted local print and digital advertising programs, branded book publishing and marketing and support services, including magazine subscription sales services, retail distribution and marketing services and customer service and fulfillment services, to us and/or other third-party clients, including other magazine publishers.

Magazine Publishing

Magazine publishing, including websites that share brands with our magazines, accounted for approximately 82% of our total revenues in 2013. The following table lists our major magazine titles as of December 31, 2013, as well as related websites and related magazine titles for each:

Magazine title	Rate base(a)	Frequency(b)	Category	Related magazine titles	Related websites
People	3,475,000	52	Celebrity Weekly	People en Español (U.S.) People StyleWatch (U.S.)	People.com PeopleenEspanol.com
Time	3,250,000	48	Weekly Newsmagazines	Time for Kids (U.S.) Time (Europe) Time (Asia) Time (South Pacific)	Time.com Life.com TimeforKids.com
Sports Illustrated	3,000,000	52	Sports: General	Sports Illustrated Kids (U.S.)	SI.com FanNation.com SIKids.com
Southern Living	2,800,000	12	Regional		SouthernLiving.com
Real Simple	1,975,000	12	Womens Lifestyle		RealSimple.com
Cooking Light	1,775,000	11	Epicurean		MyRecipes.com CookingLight.com
Entertainment Weekly	1,725,000	44	Entertainment		EW.com
Money	1,700,000	11	Personal Finance		Money.com
InStyle	1,700,000	13	Womens Fashion		InStyle.com
All You	1,500,000	12	Womens Service		AllYou.com
Golf	1,400,000	12	Sports: Golf		Golf.com
Health	1,350,000	10	Womens Health & Fitness		Health.com
Sunset	1,250,000	12	Regional		Sunset.com
What’s On TV (U.K.)	1,051,129	51	Entertainment		WhatsOnTV.co.uk
Essence	1,050,000	12	African American		Essence.com
This Old House	950,000	10	Shelter		ThisOldHouse.com
Travel + Leisure	950,000	12	Travel		TravelandLeisure.com
Food & Wine	925,000	12	Epicurean		FoodandWine.com
Fortune	830,000	18	Business: Corporate	Fortune (Europe) Fortune (Asia)	Fortune.com

(a)	Circulation level guaranteed to advertisers for regular issue U.S. magazines in 2013 or ABC reported second-half 2013 circulation for U.K. magazines, as applicable.
(b)	Number of physical issues, including regularly published special issues, delivered to subscribers in 2013.

People magazine is currently our largest magazine title, generating almost 19% of our revenues in 2013. We publish special annual issues for certain of our magazine titles, including the Sports Illustrated Swimsuit issue, the Fortune 500 list of the largest U.S. corporations, People’s World’s Most Beautiful Woman issue and Time’s Person of the Year issue. Popular events associated with our magazine brands include the Fortune Conferences and the Essence Festival. Video extensions of our brands include the This Old House television program, TV specials for People and other brands and numerous digital video productions.

In addition to the magazine titles listed above, as of December 31, 2013, we published over 50 titles in the television listing, entertainment, women’s lifestyle, celebrity and leisure sectors in the U.K. primarily through IPC, including Chat, Woman’s Weekly, Woman, Now and Woman’s Own, and over 10 titles in the city-listings, business, women’s fashion and celebrity sectors in Mexico primarily through GEX, including Expansión, Chilango, InStyle Mexico and Quién. IPC also published four magazines through three unconsolidated joint ventures with Groupe Marie Claire.

On October 1, 2013, we acquired AEP (now known as Time Inc. Affluent Media Group), including Travel + Leisure and Food & Wine magazines and their related websites. We also entered into a multi-year agreement to publish Departures magazine on behalf of American Express Company.

Related Operations

We have a number of other operations related to publishing. Through Time Inc. Content Solutions, we provide content marketing services to clients across a broad range of industries. These services include using our content creation expertise to develop content marketing programs across multiple platforms that enable clients to engage consumers and build long-term relationships with existing customers. Additionally, through MNI Targeted Media Inc., we provide clients with a single point of contact for a range of targeted print and digital advertising programs. We offer these clients customized geographic and demographic-targeted advertising programs in over 40 top U.S. magazines, including our own magazines and those of other leading magazine publishers. We also offer targeted digital advertising programs designed to complement our customized print advertising programs, including advertising on local media websites and geo-targeted national sites. In addition, we offer “cover wraps” and other add-ons to magazines, allowing advertisers to distribute direct marketing messages to specific locations such as medical offices.

We also publish branded books, including soft-cover “bookazines,” through Time Home Entertainment Inc. These are distributed through magazine-style “check-out pockets” at retail outlets and traditional trade book channels. We publish books on a diverse range of topics aligned with our brands, including special commemorative and biographical books. We also publish books under various licensed third-party brands and a number of original titles. Under our Oxmoor House imprint, we also publish a variety of home, cooking and health books under our lifestyle-oriented brands as well as under licensed third-party brands.

As of December 31, 2013, we licensed over 50 editions of our magazines, including the use of our trademarks and certain copyrighted content, for print or digital publication to publishers in over 30 countries. We also license to third parties the rights to our various brands and properties, including editions of our magazines, the use of our trademarks, individual articles, photos and other copyrighted content, and the right to serve advertisements on certain of our websites in connection with non-U.S. website traffic.

How We Generate Revenues

The sale of advertising, primarily from our print magazines, generates approximately half of our total revenues. Circulation (or the sale of magazines to consumers) generates approximately one-third of our total revenues. The balance of our total revenues is generated by our other operations related to magazine publishing. A significant majority of our revenues are generated in the United States.

Advertising Sales

We derive approximately half our revenues from the sale of advertising, primarily from our print magazines with a smaller amount from our websites and marketing services. In 2013, our U.S. magazines accounted for 22% (23.7% including the full-year performance of the titles acquired in the AEP Acquisition described below and the title managed by us on behalf of American Express Company) of the total U.S. advertising revenues generated across the industry by consumer magazines, excluding newspaper supplements. Our U.S. magazines accounted for 21.5% of such total industry revenues in 2012. People, Sports Illustrated and InStyle were ranked 1, 3 and 4, respectively, among all U.S. magazines in terms of 2013 U.S. advertising revenues. In 2013, we had seven of the top 25 magazines based on the same measure. Advertising in our print and tablet editions and on our websites is predominantly consumer advertising, including beauty, food, fashion and retail, financial, drugs, auto, media, technology, home and travel. None of our advertising clients accounted for more than 5% of our aggregate advertising revenues in 2013.

We conduct our advertising sales through a combination of corporate and brand sales and marketing teams that sell advertising across media platforms. These teams handle our relationships with our largest corporate accounts and agencies, as well as relationships with smaller agencies and direct sales to clients. We also offer our advertisers a broad range of analytics and research services, including consumer insights, audience measurement and accountability reporting.

The rates at which we sell print advertising depend on the rate bases for our magazines, which is the circulation of the magazine that we guarantee to our advertisers, as well as our audience size. If we are not able to meet our committed rate base, the price paid by advertisers is generally subject to downward adjustments, including in the form of future credits or discounts. Our published rates for each of our magazines are subject to negotiation with each of our advertisers.

Circulation

Circulation generates approximately one-third of our total revenues. Circulation is an important component in determining our advertising revenues because advertising rates depend on circulation and audience. Most of our U.S. magazines are sold primarily by subscription and delivered to subscribers through the mail. Most of our international magazines are sold primarily at newsstands and other retail locations. Subscriptions in the United States are sold primarily through our owned websites, direct mail and email solicitations, online advertising, subscription sales agents, marketing agreements with other companies and insert cards in our magazines and other publications. Additionally, digital-only subscriptions and single-copy digital issues of our U.S. and U.K. magazines are sold or distributed through various app stores and other digital storefronts across multiple platforms. We also sell bundled subscriptions that combine print delivery with cross-platform digital access. In 2013, subscription sales generated approximately 64% of our total circulation revenues, while newsstand sales accounted for the remainder.

Subscription Sales and Fulfillment

Our consumer marketing group provides centralized direct-to-consumer marketing services for all of our U.S. titles, including customer acquisition and retention, consumer research, financial analysis and other ancillary services. Our consumer marketing group employs a variety of advertising and marketing strategies. These include targeted direct mail, email and online solicitation campaigns conducted using consumer information drawn from our internal marketing databases or leased or purchased from third parties. The group also conducts overall brand marketing activities for us and our titles, including via other print, television, online and social media. It also directs our fulfillment, customer service and database management services, including order and payment processing and call-center support, provided for all of our U.S. magazine titles by our customer service group. Our customer service group also provides fulfillment and related services for certain other publishers’ magazines.

Our subsidiary, Synapse Group, Inc. (“Synapse”), is a leading marketer of magazine subscriptions in the United States. Synapse sells subscriptions to our magazines and those of other magazine publishers principally through marketing relationships with brick and mortar retailers, Internet sites, airline frequent flier programs and customer service and direct response call centers.

Newsstand Sales

Newsstand sales include sales through traditional newsstands as well as supermarkets, convenience and drug stores and other retail outlets. Through our retail distribution operations, we market and arrange for the distribution of our magazines and certain other publishers’ magazines to retailers through third-party wholesalers.

Our retail distribution operations, Time/Warner Retail Sales & Marketing Inc. (“TWR”) and Marketforce (UK) Ltd., provide services relating to wholesale and retail distribution, billing and marketing. Under arrangements with our retail distribution operations, third-party wholesalers purchase our magazines and the magazines of our publisher clients, and those wholesalers sell and deliver copies of those magazines to individual retailers. Our retail distribution operations are paid by wholesalers for magazines they purchase, less credit for returns of unsold magazines. Our retail distribution operations generally advance funds to our publisher clients based on anticipated sales. Our publisher clients in the U.S. generally bear the risk of loss for non-payment of any amounts due from wholesalers with respect to their magazines, while in the U.K. our retail distribution operations generally bear the risk of loss for non-payment of any amounts due from wholesalers with respect to publisher clients. Our retail distribution operations also administer payments from our publisher clients to retailers for promotional allowances, including for the placement of magazines in specific locations in the store.

Newsstand sales are highly sensitive to cover selection, retail placement and other factors. Our retail distribution operations coordinate with our consumer marketing, fulfillment and content creation groups to implement retail marketing plans and analyze expected demand for individual issues of our magazine titles.

We rely on wholesalers for retail distribution of our magazines. Due to consolidation in the wholesaler industry, a small number of wholesalers are responsible for a substantial percentage of the wholesale magazine distribution business in each of the United States, the U.K. and Mexico. See the section titled “Risk Factors—Risks Relating to Our Business—We could face increased costs and business disruption from instability in our wholesaler distribution channels.”

Production

Our paper procurement and printing functions are centrally managed across all our U.S. and U.K. magazines. This allows us to obtain volume discounts with our third-party suppliers and to achieve other efficiencies in our production operations. The final imaging and layout stage of our editorial production process is also centralized across all of our U.S. magazines, facilitating the adaptation of our magazines from print to digital form.

Coated and uncoated papers of various grades and weights are the principal raw materials used in the production of our magazines. A variety of factors affect paper prices and availability, including demand, capacity, raw material and energy costs and general economic conditions. Our current paper supply arrangements are based on an annual request-for-proposal process establishing a non-binding pricing framework for the year. Price and volume adjustments are negotiated from time to time under this pricing framework, typically on a quarterly basis. We believe we will continue to have access to an adequate supply of paper for our future needs. Should disruptions affect our current suppliers, alternative sources of paper are generally available at competitive prices.

Printing is a significant component in the production of our print magazines. Effective January 2014, we have consolidated the bulk of our U.S. printing under multi-year contracts with a single printer.

Subscription copies of our U.S. magazines are delivered through the USPS as periodicals mail. We coordinate with our printers and local USPS distribution centers to achieve efficiencies in our production and distribution processes and to minimize mail processing costs and delays. However, we are subject to postal rate increases that affect delivery costs associated with our magazines, as well as our promotional and billing mailings. In December 2013, the Postal Regulation Commission approved an exigent rate increase and the USPS increased rates by approximately 6% for all classes of mail effective January 2014. Increases in postal rates are factored into our pricing strategies and operating plans. However, there can be unexpected increases in postal rates or other delivery charges. See the section titled “Risk Factors—Risks Relating to Our Business—Our results of operations could be adversely affected as a result of additional increases in postal rates, and our business and results of operations could be negatively affected by postal service changes.”

Competition

We compete with other magazine publishers for market share and for the time and attention of consumers of print magazine content. We also compete with digital publishers and other forms of media, including websites, tablet editions and mobile apps.

Competition among print magazine and digital publishers for advertising is primarily based on the circulation and readership of magazines and the number of visitors to websites, respectively, the demographics of customer bases, advertising rates, the effectiveness of advertising sales teams and the results observed by advertisers. The shift in preference of some consumers from print media to digital media, as well as growing consumer engagement with digital media, such as online and mobile social networking, have introduced significant new competition for advertising.

Competition among print magazine publishers for magazine readership is primarily based on brand perception, magazine content, quality and price. Competition for subscription-based readership is also based on subscriber acquisition and retention, and competition for newsstand-based readership is also based on magazine cover selection and the placement and display of magazines in retail outlets. Technological advances and the growing popularity of digitally-delivered content and mobile consumer devices, such as tablets and smartphones, have introduced significant new competition for circulation in the form of readily available free or low-priced digital content.

Our magazine publishing and website operations compete with numerous other magazine and website publishers and other media for circulation and audience and for advertising directed at the general public and at more focused demographic groups. The use of digital devices as distribution platforms for content has lowered the barriers to entry for launching digital products that compete with our business. See the section titled “Risk Factors—Risks Relating to Our Business—We face significant competition from other magazine publishers and new forms of media, including digital media, which we expect will continue, and as a result we may not be able to maintain or improve our operating results.” Nonetheless, we believe that our quality brands, reputation, scale and integrated publishing operations provide us with significant competitive advantages.

Intellectual Property

We are a leading creator, owner and distributor of intellectual property. Our intellectual property assets include:

•	trademarks in product and service names and logos, including our key brands and trade names, such as “Time,” “Fortune,” “People,” “Sports Illustrated” and “InStyle”;

•	copyrights in magazines, software, books and mobile apps, as well as in text and photos created or commissioned by us as “works made for hire”;

•	domain names;

•	licenses of intellectual property rights, including rights to many of the photos appearing in our magazines and other third-party content appearing in our products; and

•	patents for inventions related to our products, business methods and/or services (although none of our patents are material to our business).

We derive value and revenues from these intellectual property assets through a range of business activities, including the sale or distribution of print magazines, tablet editions and books, the distribution of mobile apps and the operation of websites. We also derive revenues related to our intellectual property through advertising in our print magazines, tablet editions, websites and mobile apps and from various types of other licensing activities, including licensing and syndication of our trademarks and copyrights in the United States and internationally.

Our intellectual property assets are, collectively, among our most valuable assets and are important to our continued success and our competitive position. To protect our intellectual property assets, we rely on a combination of copyright, trademark, unfair competition, patent and trade secret laws and contractual provisions. The duration of the protection afforded to our intellectual property depends on the type of property in question and the laws and regulations of the relevant jurisdiction. In the case of licenses, our intellectual property rights also depend on contractual provisions. With respect to our trademarks and trade names, trademark laws and rights are generally territorial in scope and limited to those countries where a mark has been registered or protected. While trademark registrations may generally be maintained in effect for as long as the mark is in use in the respective jurisdictions, there may be occasions where a mark or title is not registrable or protectable and may be barred from use in a particular country for either substantive or technical reasons. Even if registration for a mark has been obtained, a trademark registration may be subject to cancellation or invalidation based on certain use requirements and third-party challenges, or on other grounds. With respect to our copyrights, the usual copyright term for authored works in the United States is the life of the author plus 70 years, and for “works made for hire,” the copyright term is the shorter of 95 years from the first publication or 120 years from creation.

We actively protect, police and enforce our proprietary rights in our intellectual property based on our legal and business judgment under the circumstances. Our license agreements and other third-party user agreements contain provisions regarding the proper use and protection of our content and trademarks. With respect to trademarks, we seek registration for our marks, as appropriate, in countries where our use of the mark may be planned or anticipated or where registration is otherwise warranted. We vigilantly police our trademark rights through certain third-party vendors and in-house trademark watching mechanisms, and, where appropriate, we challenge third-party uses of trademarks, or applications to register trademarks, of which we become aware. Where necessary, we take appropriate legal action against such uses based on our legal and business judgment. We also engage in online enforcement of our brands and challenge domain name registrations and uses that we deem to undermine or conflict with our trademark rights. The Internet Corporation for Assigned Names and Numbers (ICANN) has recently begun to expand the supply of domain names on the Internet and has so far designated more than 100 new generic Top Level Domains (i.e., the characters that appear to the right of the period in domain names, such as .com, .net and .org), out of more than 1,900 applications received, which could significantly change the structure of the Internet and make it significantly more expensive for us to protect our intellectual property on the Internet. Policing unauthorized use of our products, content and related intellectual property is often difficult, and the steps taken may not in every case prevent infringement by unauthorized third parties of our intellectual property rights.

Outside the United States, laws and regulations relating to intellectual property protection and the effective enforcement of these laws and regulations vary greatly from country to country. Judicial, legislative and administrative developments are taking place in certain jurisdictions that may have the impact of limiting the ability of rights holders to exploit and enforce certain of their exclusive intellectual property rights outside the United States.

Regulatory Matters

Our business is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as the laws and regulations of international countries and bodies such as the European Union (the “EU”), and these laws and regulations are subject to change. The following descriptions of significant U.S. federal, state, local and international laws, regulations, regulatory agency inquiries, rulemaking proceedings and other developments should be read in conjunction with the texts of the respective laws, regulations, inquiries, rulemaking proceedings and other related materials.

Regulation Relating to Data Privacy, Data Security and Cybersecurity

Our business is subject to existing laws and regulations governing data privacy, data security and cybersecurity in the United States and internationally. For example, in the United States, we are subject to: (1) the Children’s Online Privacy Protection Act (“COPPA”), which affects certain of our websites, mobile apps and other online business activities and restricts the collection, maintenance and use of persistent identifiers (such as IP addresses or device serial numbers), location information, images, recordings and other personal information regarding children; (2) the Privacy and Security Rules under the Health Insurance Portability and Accountability Act, which imposes privacy and security requirements on our health plans for employees and on service providers under those plans; (3) state statutes requiring notice to individuals when a data breach results in the release of personally identifiable information; and (4) privacy and security rules imposed by the payment card industry, as well as other regulations designed to protect against identity theft and fraud in connection with the collection of credit and debit card payments from consumers.

Moreover, new laws and regulations have been adopted or are being considered in the United States and internationally that could affect how we collect, use and protect data. In the United States, for example, the Federal Trade Commission (the “FTC”) issued a report on consumer privacy protection in March 2012 that called for companies to better explain what data they collect from consumers, how they use the data and what choices consumers have regarding their data. The FTC report also calls for the widespread adoption and strengthening of a “Do Not Track” mechanism, limitations on tracking with respect to mobile devices and better explanations to consumers regarding data brokers’ collection and use of consumer data. In addition, effective July 1, 2013, the FTC updated its regulations implementing COPPA by expanding the categories of data that are considered personal information, such as IP addresses, geolocation data and screen names. The FTC also updated the requirements for notice, parental consent, confidentiality and security in the regulations implementing COPPA. As a result, website and mobile app operators subject to COPPA may be required to restrict certain technical operations as well as marketing efforts directed toward children.

Following the Department of Commerce (the “DOC”) report on cybersecurity and the White House report on consumer privacy in 2012, the U.S. General Accounting Office issued a report in September 2013 encouraging Congress to consider strengthening the U.S. consumer privacy framework to reflect the effects of changes in technology and the increased market for consumer information. Congress is expected to hold hearings on data brokers, privacy, data security and cybersecurity issues during 2014. Other activities in this area could include changes to the DOC’s Safe Harbor program, which offers a framework for companies to import personal information from the EU in compliance with the European Data Protection Directive (95/46/EC), as well as the potential for new or expanded laws and regulations regarding information security, online and behavioral advertising, geolocation tracking, cloud computing and data collection, sharing and use. To the extent any of these developments results in the adoption of new laws or regulations, it could increase our compliance costs.

Several state legislatures have also adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. For example, laws in numerous states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. For example, California’s recently enacted “Do Not Track” legislation requires websites that collect personal information about a person’s online activities to disclose how the site responds to browser “do not track” signals or other mechanisms that the site offers consumers to opt out of the collection of such information.

Foreign governments are also focusing on similar data privacy and security concerns. For example, a 2012 report by the European Commission proposed a comprehensive review of privacy protection in the EU. The regulation proposed in the report includes rules that broaden the definition of personal data, strengthen the rights of data subjects, enhance penalties for non-compliance and continue to restrict the transfer of personal data to countries outside the EU. The proposed regulation would also limit what would be considered valid consent on behalf of an individual, introduce an expanded right of individuals to have their data deleted at their request and substantially increase the enforcement powers of the European Commission. The proposed regulation, if enacted, could adversely affect our operations in the EU and our websites that are accessed by EU residents. The operation of our websites is also subject to the EU Cookie Directive (2009/136/EC), which amends the E-Privacy Directive (2002/58/EC), and the U.K. Privacy and Electronic Communications Regulations. These laws, and similar laws throughout the EU, may require Internet sites (including sites outside the EU) to obtain consent before setting cookies on the computers of users from EU member states.

Marketing Regulation

Our U.S. magazine subscription, direct marketing and advertising sales activities are subject to regulation by the FTC and each of the states under general consumer protection statutes prohibiting unfair or deceptive acts or practices. Certain marketing activities are also subject to specific state and federal statutes and rules, such as the Telephone Consumer Protection Act, COPPA, the Gramm-Leach-Bliley Act (relating to financial privacy), the Electronic Fund Transfer Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN SPAM), the FTC Mail or Telephone Order Merchandise Rule and the Restore Online Shoppers’ Confidence Act. The FTC has also published a number of proposed rules, which, if enacted, could have an adverse impact on our marketing and subscription activities. For example, in 2009, the FTC proposed a rule that would regulate consumer offers that include a trial period (for free or at a reduced cost) for a specified period after which consumers would continue to receive products at a specified price until the offer is canceled. The FTC also publishes guidelines from time to time that generally explain how to make disclosures in connection with various direct marketing and advertising activities to avoid unfair or deceptive acts or practices. We also regularly receive and resolve routine inquiries from state Attorneys General. Further, we are subject to agreements with state Attorneys General addressing some of our marketing activities, such as magazine subscription renewals. Since we entered into those agreements, many states have adopted regulations addressing the marketing activities that are the subject of our agreements with the state Attorneys General. For example, in 2010, California enacted a law requiring specific disclosures in automatic renewal offers similar to those required under our agreements with state Attorneys General. Other federal and state statutes and rules also regulate conduct in areas such as telemarketing.

In connection with our magazine subscription and marketing activities outside the United States, we are subject to local laws and regulations relating to consumer protection and electronic marketing, especially across Europe and the Asia Pacific region and in Canada. In the U.K., these laws and regulations include the Data Protection Act of 1998, the European Data Protection Directive (95/46/EC), the E-Privacy Directive (2002/58/EC), the EC Unfair Commercial Practices Directive (2005/29/EC) and the EC Distance Selling Directive (97/7/EC). In addition, there are various international codes, directives, laws and regulations relating to the nature of content and advertising, including content restriction laws and consumer protection laws (such as laws relating to political advertisements, laws relating to electronic commerce and the marketing of pharmaceutical and tobacco products and alcoholic beverages).

Postal Regulation

Our U.S. magazine subscription, direct marketing and book publishing businesses are affected by laws and regulations relating to the USPS. The USPS is subject to statutorily-mandated prefunding of retiree health benefit payments, but its financial condition has continued to decline, resulting in defaults in 2012 and 2013 on the prefunding of future payments to retirees and likely future defaults on such prefunding payments that will be due under current law. As a result, members of Congress are considering the need for reform legislation that would ease certain financial burdens and require the USPS to eliminate excess costs. The Chairmen of the relevant congressional committees in the House of Representatives and the Senate have introduced bills to reform postal service operations, and the House bill has been approved by the House Oversight and Government Reform Committee. If postal reform legislation is enacted, it could result in, among other things, increases in postal rates, local post office closures and the elimination of Saturday mail delivery. For example, in December 2013, the Postal Regulation Commission approved an exigent rate increase and the USPS increased rates by approximately 6% for all classes of mail effective January 2014. The elimination of current protections against significant and unpredictable rate increases or other changes to the USPS as a result of the enactment of postal reform legislation could have an adverse effect on our businesses.

Employees

As of December 31, 2013, we employed approximately 7,900 people worldwide (approximately 5,100 in the United States and 2,800 in our international operations). Approximately 230 full-time, 30 part-time and 120 temporary editorial employees in the United States at five of our magazine titles are covered by a collective bargaining agreement with the Newspaper Guild of New York, TNG/CWA Local 31003. This agreement, which had a three-year term, was to have expired on February 1, 2013, but has been extended by agreement of the parties through May 31, 2014. The agreement may be further extended as the parties continue to engage in good faith negotiations to reach a new agreement. In our international operations, we have various arrangements with our employees that we believe to be customary for multinational corporations. We have had no strikes or work stoppages during the last five years. We believe that our employee relations are generally good.

Seasonality

Our quarterly performance typically experiences moderate seasonal fluctuations. Advertising revenues from our magazines and websites are typically higher in the fourth quarter of the year due to higher consumer spending activity and corresponding higher advertiser demand to reach our audiences during this period.

Properties

The following table sets forth certain information concerning our principal properties as of December 31, 2013:

Description / Location	Principal Use	Approximate Square Footage	Leased or Owned	Expiration Date, if Leased
Time & Life Building Rockefeller Center 1271 Avenue of the Americas New York, New York	Executive, business, administrative and editorial offices	2,000,000(a)	Leased	2017
Blue Fin Building 110 Southwark Street London, United Kingdom	Executive, business, administrative and editorial offices	499,000(b)	Owned	N/A
2100 Lakeshore Drive Birmingham, Alabama	Executive, business, administrative and editorial offices	398,000	Owned	N/A
135 West 50th Street New York, New York	Business and editorial offices	240,000(c)	Leased	2017
3102 Queen Palm Drive Tampa, Florida	Warehouse and distribution facility	230,000	Leased	2020
Hippodrome Building 1120 Avenue of the Americas New York, New York	Business and editorial offices	143,000	Leased	2015
3000 University Center Drive/10419 N 30th Street Tampa, Florida	Business offices, call center and distribution facility	133,000	Leased	2020
260 Cherry Hill Road Parsippany, New Jersey	Business offices	132,000(d)	Owned	N/A
One North Dale Mabry Highway Tampa, Florida	Business offices	70,000	Leased	2020

(a)	The current tenant is Historic TW Inc., a subsidiary of Time Warner. Time Warner expects to transfer the lease to Time Inc. as part of the Internal Reorganization. Approximately 548,000 square feet are subleased to unaffiliated third-party tenants.
(b)	Approximately 210,000 square feet are leased to unaffiliated third-party tenants.
(c)	Approximately 4,000 square feet are subleased to unaffiliated third-party tenants.
(d)	Approximately 24,000 square feet are leased to Time Warner.

In addition to the properties listed above, we own and lease approximately 55 facilities for use as offices, technology centers, warehouses and for other operations in Alabama, Arkansas, California, Connecticut, Florida, Georgia, Massachusetts, Michigan, Minnesota, New Jersey, New York, Ohio, Pennsylvania, Texas and Washington, DC and in the countries of Canada, France, Germany, Hong Kong, India, Japan, Mexico, the Netherlands, the Philippines, Singapore, Switzerland and the U.K.

We believe that our facilities are well maintained and are sufficient to meet our current and projected needs. We also have an ongoing process to continually review and update our real estate portfolio to meet changing business needs. For example, the lease for our corporate headquarters, the Time & Life Building in New York City, expires in 2017, and we anticipate annual rent savings of roughly $50 million or more from a substantial reduction in our future space needs. We anticipate incurring significant up-front costs primarily related to tenant improvements in order to achieve these annual rent savings.

Legal Proceedings

On March 10, 2009, Anderson News L.L.C. and Anderson Services L.L.C. (collectively, “Anderson News”) filed an antitrust lawsuit in the U.S. District Court for the Southern District of New York against several magazine publishers, distributors and wholesalers, including us and one of our subsidiaries, TWR. Plaintiffs allege that defendants violated Section 1 of the Sherman Antitrust Act by engaging in an antitrust conspiracy against Anderson News, as well as other related state law claims. Specifically, plaintiffs allege that defendants conspired to reduce competition in the wholesale market for single-copy magazines by rejecting the magazine distribution surcharge proposed by Anderson News and another magazine wholesaler and refusing to distribute magazines to them. Plaintiffs are seeking (among other things) an unspecified award of treble monetary damages against defendants, jointly and severally. On August 2, 2010, the court granted defendants’ motions to dismiss the complaint with prejudice and, on October 25, 2010, the court denied Anderson News’ motion for reconsideration of that dismissal. On November 8, 2010, Anderson News appealed and, on April 3, 2012, the U.S. Court of Appeals for the Second Circuit vacated the district court’s dismissal of the complaint and remanded the case to the district court. On January 7, 2013, the U.S. Supreme Court denied defendants’ petition for writ of certiorari to review the judgment of the U.S. Court of Appeals for the Second Circuit vacating the district court’s dismissal of the complaint. In February 2014, Time Inc. and several other defendants amended their answers to assert an antitrust counterclaim against plaintiffs.

In addition to the matter listed above, we are a party to a variety of legal proceedings that arise in the normal course of our business. While the results of such normal course legal proceedings cannot be predicted with certainty, management believes that, based on current knowledge, the final outcome of such current pending matters will not have a material adverse effect on our financial position, results of operations or cash flows. Regardless of the outcome, legal proceedings can have an adverse effect on us because of defense costs, diversion of management resources and other factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with the accompanying combined financial statements and the notes thereto of the Publishing Business included elsewhere in this Information Statement as well as the discussion in the section of this Information Statement titled “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the magazine publishing industry and our business and financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Information Statement titled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

INTRODUCTION

Management’s discussion and analysis of financial condition and results of operations (“MD&A”) is a supplement to the accompanying combined financial statements and provides additional information about our operations, current developments, financial condition, cash flows and results of operations. MD&A is organized as follows:

•	Overview. This section provides a general description of our operations, as well as recent developments we believe are important in understanding our results of operations and financial condition or in understanding anticipated future trends.

•	Results of operations. This section provides an analysis of our results of operations for the three years ended December 31, 2013.

•	Financial condition and liquidity. This section provides an analysis of our cash flows for the three years ended December 31, 2013 and our outstanding debt and commitments as of December 31, 2013.

•	Market risk management. This section presents information about our market sensitive financial instruments and exposure to market risk from foreign exchange rates as of December 31, 2013.

•	Critical accounting policies. This section identifies those accounting policies that we consider important to our results of operations and financial condition, require significant judgment and involve significant management estimates. Our significant accounting policies, including those considered to be critical accounting policies, are summarized in Note 1, “Description of Business, Basis of Presentation and Summary of Significant Accounting Policies,” to the accompanying combined financial statements.

OVERVIEW

The Spin-Off

On March 6, 2013, Time Warner announced plans for the complete legal and structural separation of the Publishing Business from Time Warner. To effect the separation, Time Warner will complete the Internal Reorganization described under “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement,” which will result in the transfers of assets and assumptions of liabilities that are necessary in advance of the Distribution so that Time Inc. retains the assets of, and the liabilities associated with, the Publishing Business. Following the Internal Reorganization, Time Inc., Time Warner’s wholly owned subsidiary, will hold the Publishing Business. The Spin-Off will be completed by way of a pro rata dividend of Time Inc. shares held by Time Warner to its stockholders of record as of the Record Date. Following the Spin-Off, Time Warner stockholders will own 100% of the outstanding shares of common stock of Time Inc. and Time Inc. will operate as an independent publicly-traded company.

Business Description

We are the largest magazine publisher in the United States based on both readership and print advertising revenues and the largest magazine publisher in the U.K. based on print newsstand revenues. As of December 31, 2013, we published 23 magazines in print in the United States, including People, Sports Illustrated, InStyle, Time, Real Simple, Southern Living, Entertainment Weekly and Fortune, and over 70 magazines outside the United States, primarily through IPC in the U.K. and GEX in Mexico. A substantial majority of our print magazines are available as tablet editions on multiple digital devices and platforms. In addition, as of December 31, 2013, we operated over 45 websites that collectively have millions of average unique visitors around the world. We also operate an integrated publishing business that provides content marketing, targeted local print and digital advertising programs, branded book publishing and marketing and support services, including magazine subscription sales services, retail distribution and marketing services and customer service and fulfillment services, to us and/or other third-party clients, including other magazine publishers.

We generate revenues primarily from the sale of advertising in our magazines and on our websites, magazine subscriptions and newsstand sales. A significant majority of our revenues are generated in the United States. During the year ended December 31, 2013, we generated Revenues of $3.354 billion (down 2% from $3.436 billion in 2012), Operating income of $330 million (down 21% from $420 million in 2012), Net income of $201 million (down 24% from $263 million in 2012) and Cash provided by operations of $418 million (down 9% from $461 million in 2012).

We are experiencing declines in our print advertising and newsstand sales as a result of market conditions in the magazine publishing industry as well as the economic environment in the United States and internationally. Furthermore, because magazines are generally discretionary purchases for consumers, our circulation revenues are sensitive to general economic conditions, economic cycles and evolving consumer preferences. The shift in preference of some consumers from print media to digital media, as well as growing consumer engagement with digital media, such as online and mobile social networking, have introduced significant new competition. At the same time, the use of digital devices as distribution platforms for content has lowered the barriers to entry for launching digital products that compete with our businesses. We expect these trends to continue.

Because of the Spin-Off, we will perform interim impairment reviews of our goodwill during 2014 for the periods prior to the Spin-Off. During the fourth quarter of 2013, our senior management prepared a new long-range plan that served as the basis for the discounted cash flow analysis used in the 2013 annual impairment review. If market conditions worsen as compared to the assumptions incorporated in that long-range plan, if market conditions associated with valuation multiples of comparable companies decline or if our performance fails to meet current expectations, it is possible that the carrying value of Time Inc. will exceed its fair value, which could result in the recognition of a noncash impairment of goodwill that could be material.

We have historically operated as part of Time Warner’s corporate organization, and Time Warner has assisted us by providing certain corporate functions. Following the Spin-Off, Time Warner will have no obligation to provide assistance to us other than the transition services to be provided as described in “Certain Relationships and Related Party Transactions—Agreements with Time Warner.” The impact, effectiveness and costs of implementing the changes necessary to operate independently, as well as the costs associated with being a publicly-traded company, are not yet known and may adversely affect our business. Further, implementing these changes may require a significant portion of our management’s attention.

Business Strategy

We have pursued and will continue to pursue initiatives intended to help mitigate the declines in our print advertising and newsstand sales, including conducting additional brand marketing; developing innovative ways to sell branded magazine content outside of traditional channels, including through websites, tablets and other mobile devices; developing integrated advertising solutions to provide greater data insight and value to advertisers; developing a new cross-platform content management system; and improving our operating efficiency through management of our cost structure.

During the third quarter of 2013, we appointed a new Chief Executive Officer and Chief Financial Officer, who have been reviewing our existing operating plans and are developing new strategies and initiatives as part of a new long-range plan. The new long-range plan is intended to enhance the scale of our digital platforms and associated revenues, generate new sources of revenues and stabilize operating income trends. In February 2014, we initiated a significant restructuring plan that includes streamlining our organizational structure to enhance operational flexibility, speed decision-making and spur the development of new cross-brand products and services. We anticipate additional headcount reductions and real estate consolidations in the future.

Recent Developments

Acquisition of American Express Publishing Corporation

On October 1, 2013, we acquired AEP, including Travel + Leisure and Food & Wine magazines and their related websites (the “AEP Acquisition”). We also entered into a multi-year agreement to publish Departures magazine on behalf of American Express Company. In connection with the purchase, we recognized a pretax gain of $13 million in the fourth quarter of 2013 resulting from the settlement of the pre-existing contractual arrangement with AEP pursuant to which we previously provided management services to AEP’s publishing business. The purchase price was not material to our financial condition or results of operations, and we do not expect the acquisition to have a material impact on our financial results.

Restructuring Activities

We initiated a significant restructuring plan in the first quarter of 2014, primarily consisting of headcount reductions and certain lease exit costs. We expect to incur charges of approximately $150 million during the first half of 2014 in connection with this restructuring as well as the integration of AEP and certain real estate consolidations. About $100 million of these charges are expected to be recognized in the first quarter of 2014.

We anticipate additional headcount reductions and real estate consolidations in the future. For example, our lease for our corporate headquarters, the Time & Life Building in New York City, expires in 2017, and we anticipate annual rent savings of roughly $50 million or more from a substantial reduction in our future space needs. We anticipate incurring significant up-front costs primarily related to tenant improvements in order to achieve these annual rent savings.

We initiated a significant restructuring plan in the first quarter of 2013 to better align our cost structure with our revenues. As a result, during the year ended December 31, 2013, we incurred restructuring and severance charges of $63 million related primarily to headcount reductions.

RESULTS OF OPERATIONS

Basis of Presentation

The combined financial statements included elsewhere in this Information Statement, which are discussed below, present the combined assets, liabilities, revenues, expenses and cash flows of the Publishing Business. Intercompany accounts and transactions between the combined businesses have been eliminated. For each of the periods presented, the entities that are part of the Publishing Business were each separate indirect wholly owned subsidiaries of Time Warner. The financial information in this Information Statement and the accompanying combined financial statements may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent publicly-traded company during the periods presented. We expect to incur additional costs as an independent publicly-traded company, including costs related to treasury, investor relations, corporate governance, public reporting and compliance functions.

In connection with the Spin-Off, we will enter into agreements with Time Warner that either have not existed historically or are on different terms than the terms of arrangements or agreements that existed prior to the Spin-Off. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of the separation from Time Warner, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial statements include allocations of certain Time Warner corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by us if we had operated as an independent publicly-traded company or of the costs expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to us by Time Warner, including cash management and other treasury services, administrative services (such as tax, human resources and employee benefits administration) and certain global marketing and IT services. During each of the years ended December 31, 2013, 2012 and 2011, we incurred $17 million of expenses related to charges for services performed by Time Warner. See Note 14, “Related Party Transactions,” to the accompanying combined financial statements for further information regarding the allocation of Time Warner corporate expenses.

Recent Accounting Guidance

See Note 1, “Description of Business, Basis of Presentation and Summary of Significant Accounting Policies,” to the accompanying combined financial statements for a discussion of recent accounting guidance.

Transactions and Other Items Affecting Comparability

As more fully described herein and in the related notes to the combined financial statements, the comparability of our results has been affected by transactions and certain other items in each period as follows (millions):

	Year Ended December 31,
	2013	2012	2011
Asset impairments	$(79)	$(6)	$(17)
Gain (loss) on operating assets, net	13	(36)	—
Other	(1)	(1)	—

Impact on Operating income	$(67)	$(43)	$(17)

In addition to the items affecting comparability described above, we incurred Restructuring and severance costs of $63 million, $27 million and $18 million for the years ended December 31, 2013, 2012 and 2011, respectively. For further discussion of Restructuring and severance costs, see above.

Asset Impairments

During the year ended December 31, 2013, we recorded noncash impairments of $79 million, $78 million of which related to certain tradenames. During the year ended December 31, 2012, we recorded $6 million of miscellaneous noncash impairments. During the year ended December 31, 2011, we recorded noncash impairments of $17 million, $11 million of which related to a tradename impairment.

Gain (Loss) on Operating Assets, Net

For the year ended December 31, 2013, we recognized a $13 million pretax gain resulting from the settlement of a pre-existing contractual arrangement with AEP in connection with the AEP Acquisition. For the year ended December 31, 2012, we recognized a $36 million pretax loss in connection with the sale in the first quarter of 2012 of our school fundraising business, QSP (the “QSP Business”).

Other

Other reflects external costs related to mergers, acquisitions or dispositions of $1 million for both the years ended December 31, 2013 and 2012.

External costs related to mergers, acquisitions or dispositions are included in Selling, general and administrative expenses in the accompanying combined statement of operations.

Financial Results

The following discussion provides an analysis of our results of operations and should be read in conjunction with the accompanying combined statement of operations.

The table below provides a summary of our results of operations for the years ended December 31, 2013, 2012 and 2011 (millions):

	Year Ended December 31,			% Change
	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Revenues	$3,354	$3,436	$3,677	(2%	)	(7%	)
Operating expenses	(3,024)	(3,016)	(3,114)	—		(3%	)

Operating income	330	420	563	(21%	)	(25%	)
Interest expense, net	(3)	(3)	(4)	—		(25%	)
Other income (loss), net	(1)	(3)	6	(67%	)	(150%	)
Income tax provision	(125)	(151)	(197)	(17%	)	(23%	)

Net income	$201	$263	$368	(24%	)	(29%	)

Revenues

The following table presents our revenues, by type, for the years ended December 31, 2013, 2012 and 2011 (millions):

	Year Ended December 31,			% Change
	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Revenues:
Advertising	$1,807	$1,819	$1,923	(1%	)	(5%	)
Circulation	1,129	1,210	1,271	(7%	)	(5%	)
Other	418	407	483	3%		(16%	)

Total revenues	$3,354	$3,436	$3,677	(2%	)	(7%	)

The following table presents our revenues, by type, as a percentage of total revenues for the years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31,
	2013	2012	2011
Revenues:
Advertising	54%	53%	52%
Circulation	34%	35%	35%
Other	12%	12%	13%

Total revenues	100%	100%	100%

Advertising Revenues

We generate Advertising revenues primarily from the sale of advertisements in our magazines and to a lesser extent from our websites and marketing services.

For the year ended December 31, 2013, Advertising revenues decreased primarily due to a $19 million decline in international magazine advertising revenues, partially offset by a $10 million increase in domestic magazine advertising revenues. The reduction in magazine advertising revenue was attributable to fewer advertising pages sold. The reduction in advertising pages sold was primarily due to advertisers reducing advertising expenditures as a result of the weak economic environment in the United States and internationally and the continued trend of shifting advertising spend from print to other media. In particular, our domestic titles experienced advertising declines in the auto and media/movies advertising categories as compared to the year ended December 31, 2012. We expect the market conditions associated with our Advertising revenues to continue. The domestic magazine advertising revenues included $42 million of revenues resulting from the AEP Acquisition. In addition, non-magazine advertising revenues declined $3 million as declines in custom publishing and other non-magazine advertising revenues were largely offset by a $23 million increase in website advertising revenues. Included in website advertising revenues for the year ended December 31, 2013 was $7 million of revenues resulting from the AEP Acquisition.

For the year ended December 31, 2012, Advertising revenues decreased primarily as a result of fewer pages sold. The reduction in advertising pages sold was primarily due to advertisers reducing advertising expenditures as a result of the weak economic environment in the United States and internationally and the continued trend of advertising expenditures shifting from print to other media. In particular, our domestic titles experienced advertising declines in the technology and food advertising categories as compared to the year ended December 31, 2011.

For the year ended December 31, 2012, the transfer of the management of the SI.com and Golf.com websites to us from Turner Broadcasting System, Inc. (“Turner”) in the second quarter of 2012 had a positive effect on website advertising revenues of $26 million and a corresponding negative effect on Other revenues. We had previously received a license fee from Turner for the rights to manage the websites, including selling the advertising for the websites. The license fee was recorded in Other revenues.

For the years ended December 31, 2013 and 2012, our magazine advertising revenue declined $9 million and $117 million, respectively, and our non-magazine advertising revenues decreased $3 million and increased $13 million, respectively.

Circulation Revenues

The components of Circulation revenues are as follows (millions):

	Year Ended December 31,			% Change
	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Circulation revenues:
Subscription	$721	$748	$754	(4%	)	(1%	)
Newsstand	389	447	498	(13%	)	(10%	)
Other	19	15	19	27%		(21%	)

Total circulation revenues	$1,129	$1,210	$1,271	(7%	)	(5%	)

For the year ended December 31, 2013, Circulation revenues decreased primarily due to lower domestic and international newsstand revenues of $30 million and $28 million, respectively, and lower domestic subscription revenues of $25 million. Included in Circulation revenues for the year ended December 31, 2013 was $15 million of revenues resulting from the AEP Acquisition. For the year ended December 31, 2012, Circulation revenues decreased primarily due to lower domestic newsstand revenues of $29 million and lower international newsstand revenues of $22 million. We believe the decreases in Circulation revenues for the years ended December 31, 2013 and 2012 were primarily due to the continued trend of changing consumer spending and consumption habits related to the proliferation of free online and mobile content, as well as the economic environment in the United States and internationally. We also believe the celebrity category was particularly affected by this shift as the availability of free online and mobile content continued to increase. We expect the market conditions associated with our Circulation revenues to continue.

Other Revenues

Other revenues primarily relate to marketing and support services provided to third-party magazine publishers as well as branded book publishing.

For the year ended December 31, 2013, Other revenues increased 3% compared to the year ended December 31, 2012, primarily due to the AEP Acquisition.

For the year ended December 31, 2012, Other revenues decreased primarily due to the sale of the QSP Business in the first quarter of 2012 and the negative effect of the transfer of management of the SI.com and Golf.com websites back to us from Turner, as discussed above.

Geographic Concentration of Revenues

A significant majority of our Revenues have been generated in the United States and, to a lesser extent, in the U.K. In 2013, 2012 and 2011, 83%, 82% and 82%, respectively, of our Revenues were generated in the United States, and 12%, 13% and 13%, respectively, of our Revenues were generated in the U.K. We expect the significant majority of our revenues will continue to be generated in the United States for the foreseeable future.

Seasonality

Our quarterly performance typically experiences moderate seasonal fluctuations. Advertising revenues from our magazines and websites are typically higher in the fourth quarter of the year due to higher consumer spending activity and corresponding higher advertiser demand to reach our audiences during this period.

Operating Expenses

The components of Operating expenses are as follows (millions):

	Year Ended December 31,			% Change
	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Operating expenses:
Costs of revenues:
Production costs	$746	$795	$847	(6%	)	(6%	)
Editorial costs	443	467	455	(5%	)	3%
Other	133	82	78	62%		5%

Total costs of revenues(a)	1,322	1,344	1,380	(2%	)	(3%	)
Selling, general and administrative(a)	1,446	1,476	1,557	(2%	)	(5%	)
(Gain) loss on operating assets	(13)	36	—	NM		NM
Asset impairments	79	6	17	NM		NM
Restructuring and severance costs	63	27	18	133%		50%
Depreciation	85	91	100	(7%	)	(9%	)
Amortization of intangible assets	42	36	42	17%		(14%	)

Total operating expenses	$3,024	$3,016	$3,114	—		(3%	)

(a)	Costs of revenues and Selling, general and administrative expenses exclude depreciation.

Costs of Revenues

Costs of revenues consist of costs related to the production of magazines and books, as well as editorial costs. Production costs include paper, printing and distribution costs. A variety of factors affect paper prices and availability, including demand, capacity, raw material and energy costs and general economic conditions. Our current paper supply arrangements are based on an annual request-for-proposal process establishing a non-binding pricing framework for the year. Price and volume adjustments are negotiated from time to time under this pricing framework, typically on a quarterly basis. Effective January 2014, we have consolidated the bulk of our U.S. printing under multi-year contracts with a single printer. The Board of Governors of the USPS reviews prices for mailing services annually and periodically adjusts postage rates for each class of mail, including periodicals. Although prices and price increases for various USPS products vary, overall average price increases generally are capped by law at the rate of inflation as measured by the Consumer Price Index. In December 2013, the Postal Regulation Commission approved an exigent rate increase and the USPS increased rates by approximately 6% for all classes of mail effective January 2014.

For the year ended December 31, 2013, Costs of revenues decreased due primarily to lower production costs, mainly reflecting lower paper prices and reduced print volume as well as lower editorial costs primarily associated with cost savings initiatives, including savings realized from a significant restructuring in the first quarter of 2013 (the “2013 Restructuring”), which mainly consisted of headcount reductions. The decreases in production and editorial costs for the year ended December 31, 2013 were partially offset by $20 million of increased costs resulting from the AEP Acquisition. Other costs for the year ended December 31, 2013 increased in part due to costs associated with third-party publishers and the 2013 Fortune Global Forum conference.

For the year ended December 31, 2012, Costs of revenues decreased primarily due to lower production costs, mainly reflecting reduced print volume, partially offset by higher editorial costs associated with investments in websites, digital magazines and mobile applications.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of circulation promotion, advertising and selling expenses, and personnel and facility costs.

For the year ended December 31, 2013, Selling, general and administrative expenses decreased primarily due to cost savings initiatives, including savings realized from the 2013 Restructuring, partly offset by higher costs of $35 million resulting from the AEP Acquisition and a $14 million increase in incentive compensation.

For the year ended December 31, 2012, Selling, general and administrative expenses decreased primarily due to $65 million of lower costs as a result of the sale of the QSP Business, as well as lower compensation expense, including incentive compensation.

Gain (Loss) on Operating Assets

The results for the year ended December 31, 2013 included a pretax gain of $13 million resulting from the settlement of a pre-existing contractual arrangement with AEP. The results for the year ended December 31, 2012 included a pretax loss of $36 million in connection with the sale of the QSP Business.

Asset Impairments

The results for the year ended December 31, 2013 included $79 million of noncash impairments, of which $78 million related to certain tradenames. The results for the year ended December 31, 2012 included $6 million of noncash impairments. The results for the year ended December 31, 2011 included $17 million of noncash impairments, of which $11 million related to a tradename impairment.

Restructuring and Severance Costs

For the years ended December 31, 2013, 2012 and 2011, we incurred Restructuring and severance costs primarily related to headcount reductions and other exit activities. The total number of employees terminated in 2013, 2012 and 2011 was approximately 600, 170 and 120, respectively.

As described above, we expect to incur charges of approximately $150 million during the first half of 2014, of which about $100 million is expected to be recognized in the first quarter of 2014, in connection with a significant restructuring, primarily consisting of headcount reductions and certain lease exit costs. We anticipate additional headcount reductions and real estate consolidations in the future.

Operating Income

Operating income decreased for the year ended December 31, 2013 primarily due to lower Revenues, higher Asset impairments and higher Restructuring and severance costs, partially offset by lower Costs of revenues and the absence of the $36 million pretax loss on the sale of the QSP Business.

Operating income decreased for the year ended December 31, 2012 primarily due to lower Revenues and a $36 million pretax loss in connection with the sale of the QSP Business, offset in part by lower expenses.

Interest Expense, Net

Interest expense, net was $3 million, $3 million and $4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Other Income (Loss), Net

Other income (loss), net, which primarily related to equity method investee income (loss), was a loss of $1 million for the year ended December 31, 2013, a loss of $3 million for the year ended December 31, 2012 and income of $6 million for the year ended December 31, 2011.

Income Tax Provision

Income tax provision was $125 million, $151 million and $197 million for the years ended December 31, 2013, 2012 and 2011, respectively. Our effective tax rate was 38%, 36% and 35% for the years ended December 31, 2013, 2012 and 2011, respectively. The increase in the effective tax rate from 2012 to 2013 was primarily due to increases in tax reserves. The increase in the effective tax rate from 2011 to 2012 was primarily due to the establishment of a valuation allowance in 2012 related to certain foreign operations combined with a deferred tax benefit related to a subsidiary impairment in 2011.

Net Income

Net income was $201 million, $263 million and $368 million for the years ended December 31, 2013, 2012 and 2011, respectively. The decreases in 2013 and 2012 primarily reflected lower Operating income, partially offset by lower income tax expense.

FINANCIAL CONDITION AND LIQUIDITY

Historically, the cash we generate has been sufficient to fund our working capital, capital expenditures and financing requirements. After the Spin-Off, we expect that cash generated by or available to us should be sufficient to fund our capital and liquidity needs for the foreseeable future, including scheduled debt repayments. Our current sources of cash include Cash provided by operations and Cash and equivalents on hand.

At December 31, 2013, our Cash and equivalents totaled $46 million, 89% of which was held by foreign subsidiaries and generally subject to U.S. income tax upon repatriation to the United States, as compared to $81 million at December 31, 2012, 78% of which was held by foreign subsidiaries. Until the Spin-Off is consummated, Time Warner will continue to provide cash management and other treasury services to us. As part of these cash management and treasury services, we currently transfer the majority of our domestic cash balances to Time Warner on a daily basis and receive funding from Time Warner for our domestic operating and investing cash needs. Accordingly, our cash balances for the periods discussed in MD&A consist primarily of cash held by our foreign subsidiaries.

As noted in the section of this Information Statement titled “Capitalization,” we have not yet finalized our capitalization subsequent to the Spin-Off; however, we currently expect our net debt, (i.e., total debt less cash and equivalents), to be approximately $1.3 billion at the time of the Spin-Off. The decisions made in finalizing our capitalization will have a direct impact on our financial condition, liquidity and capital resources.

Cash Flows

Cash and equivalents decreased by $35 million for the year ended December 31, 2013, decreased by $14 million for the year ended December 31, 2012 and increased by $23 million for the year ended December 31, 2011.

Operating Activities

Details of Cash provided by operations are as follows (millions):

	Year Ended December 31,
	2013	2012	2011
Net income	$201	$263	$368
Depreciation and amortization	127	127	142
Asset impairments	79	6	17
Loss on disposal of QSP Business	—	36	—
Equity-based compensation	18	39	41
All other, net, including working capital changes	(7)	(10)	(94)

Cash provided by operations(a)	$418	$461	$474

(a)	Includes foreign net income taxes paid of $7 million, $12 million and $13 million for the years ended December 31, 2013, 2012 and 2011.

The decrease in Cash provided by operations for the year ended December 31, 2013 as compared with December 31, 2012 primarily reflected lower Net income.

The decrease in Cash provided by operations for the year ended December 31, 2012 as compared with December 31, 2011 primarily reflected lower Net income, partially offset by lower cash used by working capital in part related to lower bonus, restructuring and severance payments.

Investing Activities

Details of Cash used by investing activities are as follows (millions):

	Year Ended December 31,
	2013	2012	2011
Investments and acquisitions, net of cash acquired	$10	$(8)	$(2)
Capital expenditures	(34)	(34)	(48)
Other investment proceeds:
Great American Opportunities note receivable	—	15	—
All other	1	1	4

Cash used by investing activities	$(23)	$(26)	$(46)

Cash used by investing activities for the year ended December 31, 2013 decreased slightly as the change in investments and acquisitions, net of cash acquired exceeded the change in investment proceeds.

Cash used by investing activities for the year ended December 31, 2012 decreased primarily due to a decrease in capital expenditures and higher investment proceeds due to the collection of a note receivable from Great American Opportunities.

Financing Activities

Details of Cash used by financing activities are as follows (millions):

	Year Ended December 31,
	2013	2012	2011
Excess tax benefit from equity instruments	$34	$16	$6
Net transfers to Time Warner	(464)	(465)	(411)

Cash used by financing activities	$(430)	$(449)	$(405)

Cash used by financing activities for the year ended December 31, 2013 decreased primarily due to a higher excess tax benefit from equity instruments.

Cash used by financing activities for the year ended December 31, 2012 increased primarily due to an increase in Net transfers to Time Warner.

Principal Debt Obligations

At December 31, 2013 and 2012, long-term debt was $38 million and $36 million, respectively. Our long-term debt consists of a non-recourse promissory note issued in connection with the acquisition of certain brand assets in 2001. Of the original principal amount of approximately $120 million, $45 million of principal, representing the final installment payment, remained to be paid as of December 31, 2013. The final payment is due on December 31, 2017. While the note has a zero coupon stated interest rate, for accounting purposes we have accreted interest expense of approximately $2 million for each of the years ended December 31, 2013, 2012 and 2011. Our obligations under this promissory note are guaranteed by Time Warner.

Employee Benefit-Related Obligations

The accompanying combined financial statements include amounts related to international defined benefit pension plans, primarily in the U.K., that are sponsored by entities that are part of the Publishing Business. In addition, following the Spin-Off, we expect to be responsible for certain pension liabilities associated with certain of our employees related to benefit plans sponsored or managed by Time Warner. The amount of such liabilities has not yet been determined and, accordingly, the accompanying combined financial statements do not reflect such liabilities. We expect these liabilities would have been less than $50 million as of December 31, 2013.

Contractual and Other Obligations

Contractual Obligations

In addition to the financing arrangements discussed above, we have obligations under certain contractual arrangements to make future payments for goods and services. These contractual obligations secure the future rights to various assets and services to be used in the normal course of operations. For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements. In accordance with applicable accounting rules, the future rights and obligations pertaining to certain firm commitments, such as operating lease obligations and certain purchase obligations under contracts, are not reflected as assets or liabilities in the accompanying combined balance sheet.

The following table summarizes our aggregate contractual obligations at December 31, 2013 and the estimated timing and effect that such obligations are expected to have on our liquidity and cash flows in future periods (millions):

Contractual Obligations(a)
	Total	2014	2015-2016	2017-2018	Thereafter
Purchase obligations(b)	$199	$128	$64	$6	$1
Outstanding debt obligations (Note 6)(c)	45	—	—	45	—
Operating lease obligations (Note 13)(c)	464	117	218	112	17

Total contractual obligations	$708	$245	$282	$163	$18

(a)	The table does not include our reserve for uncertain tax positions and related accrued interest and penalties, which at December 31, 2013 totaled approximately $50 million, because the specific timing of any cash payments relating to this obligation cannot be projected with reasonable certainty.
(b)	Purchase obligations principally include: (1) obligations to executives, writers and other talent under contractual arrangements; (2) obligations to purchase information technology licenses and services; (3) obligations related to international distribution services; (4) advertising and marketing services; and (5) obligations to purchase general and administrative items and services.
(c)	The references to Note 6 and Note 13 refer to the notes to the accompanying combined financial statements.

Our significant contractual obligations at December 31, 2013 include:

—	Purchase obligations — represents an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligation amounts do not represent all anticipated purchases, but represent only those purchases we are contractually obligated to make. We also purchase products and services as needed, with no firm commitment. For this reason, the amounts presented in the table above do not provide a reliable indicator of all of our expected future cash outflows. For purposes of identifying purchase obligations, all significant contracts meeting the definition of a purchase obligation have been included. For those contracts involving a fixed or minimum quantity, but with variable pricing terms, we have estimated the contractual obligation based on our best estimate of the pricing that will be in effect at the time the obligation is incurred. Additionally, we have included only the obligations under the contracts as they existed at December 31, 2013, and have not assumed that the contracts will be renewed or replaced at the end of their respective terms. If a contract includes a penalty for non-renewal, we have included that penalty, assuming it will be paid in the period after the contract expires. If we can unilaterally terminate an agreement simply by providing a certain number of days’ notice or by paying a termination fee, we have included the amount of the termination fee or the amount that would be paid over the “notice period.” Contracts that can be unilaterally terminated without incurring a penalty have not been included.

—	Outstanding debt obligations — represents the principal amounts due on outstanding debt obligations as of December 31, 2013.

—	Operating lease obligations — represents the minimum lease payments under noncancelable operating leases, primarily for our real estate and operating equipment.

Cash flows associated with the majority of other long-term liabilities reflected in the accompanying combined balance sheet have been excluded from the table because there are no cash outflows associated with them (e.g., deferred revenue) or because the cash outflows associated with them are uncertain or do not meet the definition of a purchase obligation (e.g., deferred taxes, deferred compensation and other miscellaneous items).

MARKET RISK MANAGEMENT

Market risk is the potential gain/loss arising from changes in market rates and prices, such as interest rates and foreign exchange rates. Our financial instruments subject to market risk at December 31, 2013 are not significant.

CRITICAL ACCOUNTING POLICIES

Our combined financial statements are prepared in accordance with U.S. GAAP, which requires management to make estimates, judgments and assumptions that affect the amounts reported in those financial statements and accompanying notes. Management considers an accounting policy to be critical if it is important to our financial condition and results of operations and if it requires significant judgment and estimates on the part of management in its application. We consider policies relating to the following matters to be critical accounting policies:

•	Gross versus Net Revenue Recognition;

•	Sales Returns;

•	Impairment of Goodwill and Intangible Assets; and

•	Income Taxes.

For a discussion of each of our critical accounting policies, including information and analysis of estimates and assumptions involved in their application, and other significant accounting policies, see Note 1, “Description of Business, Basis of Presentation and Summary of Significant Accounting Policies,” to the accompanying combined financial statements.

MANAGEMENT

The following table presents information, as of February 28, 2014, concerning our directors and executive officers following the Spin-Off, including a five-year employment history and any directorships held by our directors in public companies. We are in the process of identifying the individuals who will serve on our Board following the Spin-Off. We expect to provide details about these individuals in an amendment to this Information Statement.

Name	Age	Position with Time Inc.
Mr. Joseph A. Ripp	62	Chief Executive Officer and Director
Mr. Jeffrey J. Bairstow	55	Executive Vice President and Chief Financial Officer
Ms. Lynne Biggar	51	Executive Vice President, Consumer Marketing & Revenue
Mr. Mark Ford	57	Executive Vice President, Advertising
Mr. Gregory Giangrande	51	Executive Vice President and Chief Human Resources Officer
Mr. Lawrence A. Jacobs	58	Executive Vice President, General Counsel and Secretary
Mr. Todd Larsen	48	Executive Vice President
Mr. Norman Pearlstine	71	Executive Vice President and Chief Content Officer
Ms. Evelyn Webster	44	Executive Vice President

Mr. Joseph A. Ripp

Chief Executive Officer since September 2013 and Director since November 2013; prior to that, Mr. Ripp served as Chief Executive Officer of OneSource Information Services, Inc., a leading provider of online business information and sales intelligence solutions, beginning shortly after the 2012 acquisition of OneSource by Cannondale Investments, Inc., a joint venture formed in 2010 between Mr. Ripp and GTCR, a leading private equity firm. Mr. Ripp served as Chief Executive Officer of Cannondale from 2010 to 2012. From 2008 to 2010, Mr. Ripp served as Chairman of Journal Register Company (now known as 21st Century Media). Prior to that, Mr. Ripp served as President and Chief Operating Officer of Dendrite International Inc., a leading provider of sales, marketing, clinical and compliance solutions for the global pharmaceutical industry. Mr. Ripp began his media career at Time Inc. in 1985 and held several executive level positions at Time Inc. and Time Warner, including Senior Vice President, Chief Financial Officer and Treasurer of Time Inc. from 1993 to 1999, Executive Vice President and Chief Financial Officer of Time Warner from 1999 to January 2001, Executive Vice President and Chief Financial Officer of America Online from January 2001 to 2002 and Vice Chairman of America Online from 2002 to 2004.

Mr. Jeffrey J. Bairstow

Executive Vice President and Chief Financial Officer since September 2013; prior to that, Mr. Bairstow served as President of Digital First Media, a management company specializing in the publication of local newspapers and other multi-platform products whose properties include MediaNews Group, 21st Century Media (formerly Journal Register Company) and Digital First Ventures. Before the formation of Digital First Media and his appointment as President in 2011, Mr. Bairstow served as Chief Financial Officer of Journal Register Company from March 2010. From June 2007 to September 2008, Mr. Bairstow served as Executive Vice President and Chief Financial Officer of CCBR-Synarc, Inc., a clinical trials and imaging entity, where he also served as President of its Global Imaging Division. Prior to that, Mr. Bairstow served as Executive Vice President and Chief Financial Officer of Dendrite International Inc. from 2005 to 2007, as Chief Operating Officer of RelayHealth Corporation from 2004 to 2005 and as Chief Financial Officer of Vitria Technology from 2003 to 2004. Earlier, Mr. Bairstow held several executive positions with Health Net Inc. from 1997 to 2002, including President of the Government and Specialty Services Division from 1999 to 2002.

Ms. Lynne Biggar

Executive Vice President, Consumer Marketing & Revenue since November 2013; prior to that, Ms. Biggar served as Executive Vice President & General Manager of International Card Products and Experiences for American Express beginning in January 2012. From August 2009 to January 2012, Ms. Biggar served as Executive

Vice President & General Manager of the Membership Rewards and Strategic Card Services group at American Express. Prior to that, Ms. Biggar led American Express’s consumer travel business from January 2005 to July 2009. Before joining American Express in 1992, Ms. Biggar held various positions in international strategy and marketing.

Mr. Mark Ford

Executive Vice President, Advertising since February 2014; prior to that, Mr. Ford served as Executive Vice President and Group President of our Sports Group from January 2011, having previously served as President of the Time Inc. News & Sports Group (which included Time, Fortune, CNNMoney, Money, Sports Illustrated, Golf and SI Kids) and as President of Sports Illustrated. Mr. Ford joined Time Inc. in 1985 as a divisional sales manager for Time and has since served in a number of executive roles, including President of Time4 Media (a network of 17 enthusiast magazines later sold to Bonnier) and as a key member of the Entertainment Weekly launch team.

Mr. Gregory Giangrande

Executive Vice President and Chief Human Resources Officer since April 2012; prior to that, Mr. Giangrande served as Executive Vice President and Chief Human Resources Officer for Dow Jones & Company/The Wall Street Journal beginning in February 2008. From 1999 to 2008, Mr. Giangrande served as Senior Vice President and Chief Human Resources Officer at HarperCollins publishing group. Earlier, Mr. Giangrande held leadership positions in human resources at Hearst Corporation, Condé Nast and Random House LLC.

Mr. Lawrence A. Jacobs

Executive Vice President, General Counsel and Secretary since November 2013; prior to that, Mr. Jacobs served as Executive Vice President, Legal & General Counsel of Empire State Development Corporation, New York State’s chief economic development agency, from April 2013. Mr. Jacobs previously served as Senior Executive Vice President and Group General Counsel at News Corporation from 2005 to 2011. Mr. Jacobs joined News Corporation in 1996. Earlier, Mr. Jacobs was a partner at the law firm Squadron Ellenoff Plesent & Sheinfeld.

Mr. Todd Larsen

Executive Vice President since September 2012, with the additional title of Group President, News & Sports Group prior to the streamlining of our organizational structure in February 2014; prior to that, Mr. Larsen served as President of Dow Jones & Company from January 2010 until June 2012. Mr. Larsen joined Dow Jones & Company in 1999, where he also served as Chief Operating Officer of the Consumer Media Group from 2006 to 2010 and President of the Consumer Electronic Publishing division from 2003 to 2006. He previously held positions as General Manager of the Consumer Electronic Publishing division and he started at Dow Jones as Director of Strategic Planning. Mr. Larsen earlier worked in the media practice at consulting firm Booz, Allen & Hamilton and in advertising at Saatchi & Saatchi and Jordan, McGrath, Case & Taylor.

Mr. Norman Pearlstine

Executive Vice President and Chief Content Officer since November 2013; prior to that, Mr. Pearlstine served as Chief Content Officer of Bloomberg L.P. from June 2008, where he also served as Chairman, Bloomberg Businessweek following the acquisition of BusinessWeek magazine in December 2009 and co-Chairman, Bloomberg Government. From 2006 to 2008, Mr. Pearlstine served as a senior advisor to The Carlyle Group’s telecommunications and media group. Prior to that, Mr. Pearlstine spent nearly four decades working as a reporter and editor. He was Time Inc.’s Editor-In-Chief from 1995 to 2005, and before that he spent 23 years working at The Wall Street Journal, including eight years as Managing Editor and one year as Executive Editor.

Ms. Evelyn Webster

Executive Vice President since January 2011, with the additional title of Group President, Lifestyle Group prior to the streamlining of our organizational structure in February 2014; prior to that, Ms. Webster served as Chief Executive Officer of IPC Media from January 2009 to December 2010. Ms. Webster joined IPC Media in

1992 where she served in a number of roles across marketing, digital strategy and new product development. Ms. Webster served as Managing Director of IPC Connect, a division of IPC Media, from 2004 to 2008 and as Managing Director of IPC Inspire from 2003 to 2004.

Our Board of Directors Following the Spin-Off and Director Independence

Immediately following the Spin-Off, we expect that our Board will comprise              directors.                  rules require that the board have a majority of independent directors, and we plan to have a board comprising a majority of independent directors and board committees composed solely of independent directors at the time of the Spin-Off.

Committees of the Board

Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter that will be posted on our website immediately prior to the Spin-Off.

Audit and Finance Committee

The Audit and Finance Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit and Finance Committee will be more fully described in our Audit and Finance Committee charter. We anticipate that our Audit and Finance Committee, among other duties, will:

•	oversee the quality and integrity of our financial statements, accounting practices and financial information we provide to the SEC or the public;

•	review our annual and interim financial statements, the report of our independent registered public accounting firm on our annual financial statements, Management’s Report on Internal Control over Financial Reporting and the disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	select and appoint an independent registered public accounting firm, such appointment to be ratified by stockholders at our annual meeting;

•	pre-approve all services to be provided to us by our independent registered public accounting firm;

•	review with our independent registered public accounting firm and our management the plan and scope of the accounting firm’s proposed annual financial audit and quarterly reviews, including the procedures to be utilized;

•	review with our independent registered public accounting firm and our management the accounting firm’s significant findings and recommendations upon the completion of the annual financial audit and quarterly reviews;

•	review and evaluate the qualification, performance, fees and independence of our registered public accounting firm;

•	meet with our independent registered public accounting firm and our management regarding our internal controls, critical accounting policies and practices and other matters;

•	discuss with our independent registered public accounting firm and our management earnings releases prior to their issuance;

•	oversee our internal audit function;

•	assist our Board in the oversight of our financial structure, financial condition and capital strategy; and

•	oversee our compliance program, response to regulatory actions involving financial, accounting and internal control matters, internal controls and risk management policies.

The Audit and Finance Committee will have at least three members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of                 , Rule 10A-3 under the Exchange Act and our Audit and Finance Committee charter. Each member of the Audit and Finance Committee will be financially literate, and at least one member of the Audit and Finance Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. The initial members of the Audit and Finance Committee will be determined prior to the Spin-Off.

Compensation Committee

The responsibilities of our Compensation Committee will be more fully described in our Compensation Committee charter, and we anticipate that they will include, among other duties:

•	setting and reviewing our general policy regarding executive compensation;

•	determining the compensation (including salary, bonus, equity-based grants and any other long-term cash compensation) of our Chief Executive Officer and other executive officers;

•	overseeing our disclosure regarding executive compensation, including approving the report to be included in our annual proxy statement on Schedule 14A and included or incorporated by reference in our annual reports on Form 10-K;

•	approving employment agreements for our Chief Executive Officer and other executive officers;

•	reviewing the benefits provided to our Chief Executive Officer and other executive officers;

•	overseeing our overall compensation structure, practices and benefits plans;

•	administering our executive bonus and equity-based incentive plans to the extent delegated by our Board;

•	overseeing our response to regulatory developments affecting compensation and, along with our Nominating and Governance Committee, reviewing and making recommendations regarding our responses to stockholder proposals relating to compensation matters and our proposals relating to the frequency of advisory votes on executive compensation; and

•	assessing the independence of compensation consultants, legal counsel and other advisors to the Compensation Committee and hiring, approving the fees and overseeing the work of, and terminating the services of such advisors.

The Compensation Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of                 , Rule 10C-1 under the Exchange Act and our Compensation Committee charter. The members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the Compensation Committee will be determined prior to the Spin-Off.

Nominating and Governance Committee

The responsibilities of our Nominating and Governance Committee will be more fully described in our Nominating and Governance Committee charter, and we anticipate that they will include, among other duties:

•	overseeing our corporate governance practices;

•	reviewing and recommending to our Board amendments to our by-laws, certificate of incorporation, committee charters and other governance policies;

•	reviewing and making recommendations to our Board regarding the structure of our various board committees;

•	identifying, reviewing and recommending to our Board individuals for election to the board;

•	adopting and reviewing policies regarding the consideration of board candidates proposed by stockholders and other criteria for board membership;

•	overseeing the Chief Executive Officer succession planning process, including an emergency succession plan;

•	reviewing the leadership structure of our Board;

•	overseeing our Board’s annual self-evaluation; and

•	overseeing and monitoring general governance matters, including communications with stockholders and regulatory developments relating to corporate governance.

The Nominating and Governance Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of              and our Nominating and Governance Committee charter. The initial members of the Nominating and Governance Committee will be determined prior to the Spin-Off.

Codes of Conduct

In order to help assure the highest levels of business ethics at Time Inc., our Board will adopt the following codes of conduct, which will be posted on our website prior to the Spin-Off.

Standards of Business Conduct

Our Standards of Business Conduct will apply to our employees, including any employee directors. The Standards of Business Conduct will establish policies pertaining to, among other things, employee conduct in the workplace, electronic communications and information security, accuracy of books, records and financial statements, securities trading, confidentiality, conflicts of interest, fairness in business practices, the Foreign Corrupt Practices Act, antitrust laws and political activities and solicitations.

Code of Ethics

Prior to the completion of the Spin-Off, we will adopt a written code of ethics that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	the protection of the confidentiality of our non-public information;

•	the responsible use of and control over our assets and resources;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other regulators and in our other public communications;

•	compliance with applicable laws, rules and regulations; and

•	accountability for adherence to the code and prompt internal reporting of any possible violation of the code.

Director Nomination Process

Our initial Board will be selected through a process involving both Time Warner and us. We intend to adopt a Corporate Governance Policy and supplementary policy statements that will contain information concerning the responsibilities of the Nominating and Governance Committee with respect to identifying and evaluating future director candidates. A description of the Corporate Governance Policy will be included in an amendment to this Information Statement.

Communications with Non-Management Members of the Board of Directors

Generally, it is the responsibility of our management to speak for us in communications with outside parties, but we intend to set forth, in our corporate governance policies, certain processes by which stockholders and other interested third parties may communicate with non-management members of our Board.

Involvement in Certain Legal Proceedings

Pursuant to a settlement between the SEC and Joseph A. Ripp of a complaint relating to alleged violations of Section 13(b)(2)(A) of the Exchange Act and Exchange Act Rule 13b2-1, the United States District Court for the Southern District of New York entered a judgment against Mr. Ripp on July 19, 2010. Mr. Ripp consented to the judgment without admitting or denying the allegations of the complaint. The violations were alleged to have occurred while Mr. Ripp was serving as Chief Financial Officer of America Online, Inc. between January 2001 and September 2002. Under the judgment, Mr. Ripp was enjoined from aiding and abetting any violation of Section 13(b)(2)(A) of the Exchange Act and from violating Exchange Act Rule 13b2-1 and was ordered to pay $150,000 representing disgorgement of profits and a civil penalty.

Journal Register Company filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in February 2009 and emerged from the related bankruptcy proceedings in August 2009. Journal Register Company subsequently filed a second Chapter 11 bankruptcy petition in September 2012 and completed the sale of its assets to 21st Century Media in April 2013. 21st Century Media was subsequently merged with MediaNews Group and currently operates as part of the Digital First Media group of publication properties. From March 2010, shortly after Journal Register Company emerged from its first bankruptcy proceedings, until October 2011, Jeffrey J. Bairstow served as Chief Financial Officer of that company and, from October 2011 until September 2013, Mr. Bairstow served as President of Digital First Media, a management company specializing in the publication of local newspapers and other multi-platform products whose properties included Journal Register Company (and its successor, 21st Century Media) as well as MediaNews Group and Digital First Ventures.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (“CD&A”) relates to our fiscal year ended December 31, 2013. This CD&A describes:

•	the executive compensation philosophy that governed the 2013 compensation program for our named executive officers (“NEOs”);

•	the main elements of the 2013 compensation for our NEOs, with a focus on how such compensation was determined, including the roles of our senior management, Time Warner’s senior management and the Compensation and Human Development Committee of the Time Warner Board (the “Time Warner Compensation Committee”); and

•	the rationale for each such element of compensation.

For purposes of this CD&A, the individuals listed in the table below are our NEOs for 2013:

Name	Position with Time Inc. as of December 31, 2013
Joseph A. Ripp	Chief Executive Officer
Jeffrey J. Bairstow	Executive Vice President and Chief Financial Officer
Norman Pearlstine	Executive Vice President and Chief Content Officer
Todd Larsen	Executive Vice President and Group President, News & Sports Group
Evelyn Webster	Executive Vice President and Group President, Lifestyle Group
Laura Lang	Former Chief Executive Officer
Howard M. Averill	Former Executive Vice President & Chief Financial Officer
Maurice F. Edelson	Former General Counsel and Executive Vice President, Corporate Development
Martha Nelson	Former Editor-in-Chief

In anticipation of our announced separation from Time Warner, we completed a management transition during 2013. Joseph A. Ripp was brought in to lead us to become a newly public company and to guide us following the Spin-Off, and he succeeded Ms. Lang as our Chief Executive Officer on September 3, 2013. Ms. Lang subsequently separated from service with us on November 2, 2013. Also on September 3, 2013, Jeffrey J. Bairstow was brought in as our Executive Vice President and Chief Financial Officer, and Howard M. Averill, our then current Executive Vice President & Chief Financial Officer, became Senior Vice President and Deputy Chief Financial Officer of Time Warner, in anticipation of becoming Time Warner’s Executive Vice President and Chief Financial Officer on January 1, 2014. Lawrence A. Jacobs joined as our Executive Vice President and General Counsel in November, replacing Maurice F. Edelson, who became Senior Vice President and Deputy General Counsel of Time Warner on November 4, 2013. Finally, in conjunction with a restructuring of our edit function, Norman Pearlstine was hired as Executive Vice President and Chief Content Officer on October 31, 2013, and Martha Nelson, our Former Editor-in-Chief, separated from service with us on December 31, 2013.

In conjunction with hiring Messrs. Ripp, Bairstow and Pearlstine, we entered into employment agreements with each, the terms of which reflect the expected role that these executives would play in connection with and following the Spin-Off. For a description of our process for determining the terms of Messrs. Ripp’s and Bairstow’s agreements, see “—How 2013 Compensation for the NEOs Was Established—Use of Comparative Data.” For a summary of the terms of each agreement, see “—Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with NEOs.” In addition, in connection with the management transition, we entered into separation agreements with each of Mss. Lang and Nelson and an amendment to our employment agreement with Mr. Averill. See “—Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with NEOs” and “—Separation Agreements with Certain NEOs” for further information about these agreements.

Philosophy

During 2013, we were an operating division of Time Warner and, accordingly, our 2013 NEO compensation program was generally guided by Time Warner’s compensation philosophy. The main elements of that philosophy include:

•	Attract, Retain and Motivate Talent. Compensation should reflect the competitive marketplace, so that we can attract, retain and motivate talented executives. This aspect of the philosophy was especially relevant during 2013 as we and Time Warner recruited a number of new executives, including Messrs. Ripp, Bairstow and Pearlstine, to lead our management team in our transition to an independent publicly-traded company.

•	Accountability for Business Performance. Compensation should be tied in part to our financial and operating performance, so that the NEOs are held accountable through their compensation for the performance of our business.

•	Accountability for Individual Performance. Compensation should be tied in part to the NEOs’ individual performance to encourage and reflect individual contributions to our financial and operating performance and long-term success.

•	Alignment with Stockholder Interests. Compensation should be tied in part to stock performance to align the NEOs’ interests with those of our stockholders. At the beginning of 2013, because Time Warner was exploring strategic alternatives for us, Time Warner’s senior management, after consultation with our senior management, determined that, counter to our historical practice, our previously eligible employees would not be granted long-term incentive awards during 2013. We expect that equity-based awards will be an important component of our NEO compensation program after the Spin-Off. See “—Elements of 2013 NEO Compensation and How They Were Determined—Long-Term Incentives” for a discussion of the equity-based awards made to Messrs. Ripp and Bairstow in connection with their recruitment and hiring (the “Ripp Make Whole Awards” and the “Bairstow Make Whole Awards,” as applicable) and our intentions with respect to a special grant of Time Inc. equity-based awards following the Spin-Off to replace Time Warner equity-based awards that certain of our employees will forfeit upon the Spin-Off.

Following the Spin-Off, our Board will form its own Compensation Committee, which will determine our executive compensation philosophy, program and practices for our NEOs.

How 2013 Compensation for the NEOs Was Established

Decisions with respect to 2013 NEO compensation were made by our senior management, Time Warner’s senior management and the Time Warner Compensation Committee.

While Ms. Lang was Chief Executive Officer, decisions by our senior management were primarily made by her, and, similarly, after Mr. Ripp became our Chief Executive Officer, such decisions were primarily made by him. The actions taken by our senior management with respect to 2013 NEO compensation, which were generally subject to the review and approval of Time Warner’s senior management, included:

•	making recommendations to Time Warner’s senior management regarding compensation for executives other than our Chief Executive Officer;

•	establishing the target awards for the NEOs under our Annual Incentive Plan for 2013 (the “2013 AIP”) (other than for Ms. Lang and Messrs. Ripp and Pearlstine, who did not participate in this plan, and Mr. Bairstow, for whom the target award was established by Time Warner senior management);

•	negotiating our employment agreement with Mr. Pearlstine;

•	in coordination with Time Warner’s senior management, calculating our financial and operating performance results (including applicable adjustments) for purposes of determining Mr. Ripp’s annual bonus and the bonuses of the NEOs who participated in the 2013 AIP, subject to approval of the Time Warner Compensation Committee; and

•	determining the individual performance ratings under the 2013 AIP for the NEOs who participated in this plan, subject to input from Time Warner’s senior management in the case of Mr. Bairstow.

The actions taken by Time Warner’s senior management with respect to 2013 NEO compensation included:

•	recommending to the Time Warner Compensation Committee the terms of Ms. Lang’s compensation for 2013 at the beginning of the year, including the financial and operating criteria that would apply for purposes of her annual bonus (which financial and operating criteria also applied under the 2013 AIP);

•	approving the award of special transaction-related bonuses for certain of our employees in connection with the Spin-Off (the “Transaction Bonuses”), including Ms. Lang and Messrs. Averill and Edelson, subject to the Time Warner Compensation Committee’s approval of the award to Ms. Lang;

•	negotiating our employment agreements with Messrs. Ripp and Bairstow, and recommending to the Time Warner Compensation Committee the terms of Mr. Ripp’s initial compensation and the Bairstow Make Whole Awards;

•	reviewing and approving the compensation of our NEOs other than Mr. Ripp and Ms. Lang, including the terms of our employment agreement with Mr. Pearlstine, subject to the Time Warner Compensation Committee’s approval of the Bairstow Make Whole Awards;

•	negotiating our separation agreement with Ms. Lang, subject to the Time Warner Compensation Committee’s approval of such agreement;

•	in coordination with our senior management, calculating our financial and operating performance results (including applicable adjustments) for purposes of determining Mr. Ripp’s annual bonus and the bonuses of the NEOs who participated in the 2013 AIP, subject to approval of the Time Warner Compensation Committee;

•	approving the results of Ms. Lang’s performance review of Messrs. Averill and Edelson and Ms. Nelson, in connection with determining their respective 2013 bonuses;

•	conducting Mr. Ripp’s performance review and providing input in the performance review of Mr. Bairstow in connection with determining their respective 2013 bonuses; and

•	approving the individual performance ratings for each of the other NEOs who participated in the 2013 AIP.

The actions taken by the Time Warner Compensation Committee with respect to 2013 NEO compensation included:

•	reviewing and approving (i) Ms. Lang’s 2013 compensation at the beginning of the year (including the financial and operating criteria that would apply for purposes of her annual bonus, which also subsequently applied to Mr. Ripp), (ii) the award of a Transaction Bonus to her and (iii) our separation agreement with her;

•	reviewing and approving Mr. Ripp’s employment agreement and his 2013 compensation, including the Ripp Make Whole Awards;

•	reviewing and approving the Bairstow Make Whole Awards;

•	approving our financial and operating performance results (including applicable adjustments) for purposes of determining Mr. Ripp’s annual bonus and the bonuses of the NEOs who participated in the 2013 AIP; and

•	reviewing the recommendation of Time Warner’s Chairman & Chief Executive Officer regarding Mr. Ripp’s performance in connection with determining his 2013 bonus, and approving the bonus in respect of such performance.

Role of the Time Warner Compensation Committee’s Independent Compensation Consultant

The Time Warner Compensation Committee has retained Pay Governance LLC as its compensation consultant. During 2013, Pay Governance LLC assisted the Time Warner Compensation Committee in its decision-making with respect to the initial compensation of Mr. Ripp by providing comparative market data. The Time Warner Compensation Committee conducts an annual assessment of the consultant’s performance and independence. As of the most recent assessment prior to establishing Mr. Ripp’s compensation, the Time Warner Compensation Committee determined that the consultant had no conflicts of interest that would prevent it from advising the committee and confirmed the consultant’s independence.

Use of Comparative Data

In connection with the entry into employment agreements with our senior executives and periodically thereafter, our senior management, Time Warner’s senior management and the Time Warner Compensation Committee, as applicable, have referred to internal and external sources of information to inform determinations of appropriate levels and mixes of compensation, and have also referenced composite compensation surveys published by external compensation consulting firms containing information from public and private publishing companies and other multinational companies.

The compensation packages of Messrs. Ripp and Bairstow were based in part on a review of external sources of compensation information. The data reviewed for benchmarking purposes was the compensation of the chief executive officers or chief financial officers, as applicable, of nine other publishing companies: Gannett Company, The McGraw-Hill Companies, Hearst Corporation, Graham Holdings Company (formerly The Washington Post Company), The New York Times Company, The E.W. Scripps Company, Meredith Corporation, Dow Jones & Company and the recently spun-off News Corporation. Time Warner’s senior management and the Time Warner Compensation Committee also referred to the composite market information included in the Towers Watson 2012 Executive Compensation Surveys, which contained compensation information for a broader group of companies in a range of industries with revenues similar to our annual revenues, in order to obtain a general understanding of compensation practices among mid-cap companies.

Mr. Ripp’s target annual total direct compensation (which consists of base salary, annual cash incentive awards, annual long-term incentive awards and the annualized value of the Ripp Make Whole Awards) is between the 50th and 75th percentile of the compensation paid to chief executive officers of the publishing companies reviewed. Mr. Bairstow’s target annual total direct compensation (which consists of base salary, annual cash incentive awards, annual long-term incentive awards and the annualized value of the Bairstow Make Whole Awards) is at approximately the 75th percentile of the compensation paid to chief financial officers of the publishing companies reviewed. Time Warner’s senior management viewed these percentiles as relevant in determining a reasonable annualized compensation package for Messrs. Ripp and Bairstow in the context of their service to the largest U.S. magazine publishing company, particularly following our transition to an independent publicly-traded company. In addition, Time Warner’s senior management believed that Mr. Bairstow’s compensation package was appropriate given that Mr. Bairstow possesses a unique set of skills for a chief financial officer, including not only financial expertise but also considerable experience operating businesses in our industry, which skills will be valuable in our transition. Similarly, the mix of fixed and variable pay components in the compensation packages of Messrs. Ripp and Bairstow was based on Time Warner senior management’s and, in the case of Mr. Ripp, the Time Warner Compensation Committee’s view of the appropriate weighting of these components for a chief executive officer or a chief financial officer, as applicable, of a publicly-traded publishing company.

Elements of 2013 Compensation for the NEOs and How They Were Determined

The elements of our 2013 NEO compensation program and the rationale for each element are described below.

Base Salary

We believe that including a competitive base salary as a component of each NEO’s compensation is appropriate in order to attract and retain NEOs capable of leading our company in the complex and competitive business environment in which we operate.

The 2013 base salaries paid to the NEOs are included in the Summary Compensation Table for Fiscal Year 2013. The base salaries for each of Messrs. Ripp, Bairstow and Pearlstine were determined in connection with the entry into their respective employment agreements. Ms. Lang’s base salary was determined by the Time Warner Compensation Committee and remained unchanged from 2012. Ms. Nelson’s base salary was determined by Ms. Lang, subject to the review and approval of Time Warner’s senior management, in connection with the entry into her new employment agreement in December 2012, which became effective on January 1, 2013, at which time Ms. Nelson assumed the role of Editor-in-Chief. The base salaries of our other NEOs were determined by our senior management, subject to the review and approval of Time Warner’s senior management, and remained unchanged from 2012.

Annual Cash Incentive Compensation

For 2013, we provided annual cash incentive compensation opportunities to (i) Mr. Ripp and Ms. Lang pursuant to their respective employment agreements with criteria developed by Time Warner’s senior management and the Time Warner Compensation Committee, and (ii) Messrs. Bairstow, Larsen, Averill and Edelson and Mss. Webster and Nelson pursuant to the 2013 AIP. Because he joined us during the fourth quarter of 2013, Mr. Pearlstine was not eligible to participate in the 2013 AIP. See “—Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with NEOs” for further information about these arrangements. Mr. Ripp’s and Ms. Lang’s annual bonus and the 2013 AIP were designed to provide the participating NEOs with a competitive compensation opportunity, taking into consideration the nature and scope of the NEO’s responsibilities and the terms of the NEO’s employment agreement, and to reward the NEO based on both our financial and operating performance and the NEO’s individual performance, consistent with our pay-for-performance philosophy.

Target Bonuses.  Mr. Ripp’s employment agreement provides for a target bonus of $1.5 million (150% of his base salary), which was pro-rated to $750,000 for 2013 to account for the fact that he joined us late in the year. Mr. Ripp’s employment agreement also provides that his bonus payout for 2013 would not be less than $750,000, in recognition of the fact that he forfeited compensation from his prior employer to join us. Mr. Bairstow’s employment agreement provides for a target bonus of $800,000, which was pro-rated to $400,000 for 2013 to account for the fact that he joined us late in the year. Ms. Lang’s employment agreement provided for a target bonus of $2 million (200% of her base salary). At the beginning of 2013, target bonuses for Messrs. Averill, Larsen and Edelson and Mss. Webster and Nelson were set at $741,600, $500,000, $595,000, $530,000 and $800,000, respectively, subject to the review and approval of Time Warner’s senior management, and these target bonuses remained unchanged from 2012, except that Ms. Nelson’s target bonus was increased from 2012 to reflect the fact that she assumed the role of Editor-in-Chief on January 1, 2013. For 2013, the bonus payout for each NEO who participated in the 2013 AIP was capped at a maximum of 150% of the NEO’s target bonus.

Award Metrics.  For Mr. Ripp and Ms. Lang and each of the NEOs who participated in the 2013 AIP, 70% of the target bonus was based on our financial and operating performance and 30% was based on an assessment of individual performance and contributions for the year. The use and relative weighting of these criteria advanced the philosophy that each NEO should be held accountable for our financial and operating performance, as well as the NEO’s individual performance.

Financial and Operating Performance Criteria.  We used two non-GAAP metrics, Adjusted Divisional Pre-Tax Income (“ADPTI”) and Free Cash Flow (“FCF”), as financial and operating performance criteria for all of the participating NEOs, though the weighting assigned to the two metrics varied as follows: 70% ADPTI and 30% FCF for Mr. Ripp and Ms. Lang and 85% ADPTI and 15% FCF for each of the NEOs who participated in the 2013 AIP. ADPTI and FCF were selected not only because they are important measures of our financial and operating performance, but also because they are consistent with the primary measures Time Warner uses to evaluate its financial and operating performance.

Using these two measures provides balance, because the NEO can receive the highest bonus only when we achieve both significant profitability and significant free cash flow. ADPTI was weighted substantially greater than FCF because we and Time Warner believe that ADPTI is a better measure of long-term business performance and growth. The definitions of ADPTI and FCF are included in Annex A to this Information Statement. The table below shows the payout percentages for the financial and operating performance criteria at certain performance levels as established at the beginning of the year for Ms. Lang and the participants in the 2013 AIP, which also subsequently applied to Mr. Ripp.

	Framework for Financial and Operating Criteria ($ in millions)(1)
Financial and Operating Measures	50%	100%	150%(2)
ADPTI	$300	$360	$420
FCF	$375	$420	$500

(1)	Payouts are determined by linear interpolation if performance is between any of the levels shown.
(2)	Represents the maximum payout. Achievement of performance above this level would not result in a greater payout of the financial performance component of 2013 annual cash incentive compensation.

Individual Performance Ratings. For Messrs. Ripp, Bairstow and Larsen and Ms. Webster, individual performance ratings were based on an end-of-year qualitative assessment of each NEO’s contributions during the year. For Messrs. Averill and Edelson and Ms. Nelson, individual performance ratings were based on such a qualitative assessment at an earlier date that generally corresponded to their moves to Time Warner or termination of executive officer status, as applicable.

Determination of Annual Cash Incentive Payouts. Based on our financial results for the year, after adjustment for certain unbudgeted transaction, restructuring and other costs, we achieved a maximum ADPTI rating of 150% and a maximum FCF rating of 150%.

In evaluating Mr. Ripp’s individual performance for 2013, Time Warner’s senior management and the Time Warner Compensation Committee noted the progress that Time Inc. had made toward the Spin-Off and in developing a strategic and operating plan for its transition to an independent publicly-traded company. As a result, Time Warner’s Chairman & Chief Executive Officer recommended, and the Time Warner Compensation Committee approved, a performance rating of 140% for Mr. Ripp and, in recognition of Mr. Ripp’s significant accomplishments during 2013, also approved a discretionary $150,000 increase in the final bonus. Mr. Ripp recommended, and Time Warner’s senior management approved, performance ratings of 135% for each of Messrs. Bairstow and Larsen and Ms. Webster, in recognition of the success that each had in managing the portion of our business that he or she oversaw during a period of transition for us. Ms. Lang’s 2013 bonus payout of $2.339 million was recommended by Time Warner’s senior management, and approved by the Time Warner Compensation Committee, in connection with the negotiation of her separation agreement with us. Ms. Lang recommended, and Time Warner’s senior management approved, performance ratings of 150% for each of Messrs. Averill, Edelson and Ms. Nelson, in recognition of his or her stewardship of Time Inc. during a period of transition.

Described below are the calculations used in determining the 2013 bonus payout for each of our NEOs (other than Ms. Lang, whose 2013 bonus payout was determined in connection with the negotiation of her separation agreement with us, and Mr. Pearlstine, who did not participate in the 2013 AIP). The differences between the dollar figures shown and the figures yielded by the formulas are the result of rounding adjustments.

	Target Bonus	ADPTI Component	+	FCF Component	+	Individual Component	=	2013 Bonus Amount
Joseph A. Ripp	$750,000	(70% x 70%) x 150% x Target Bonus = $551,250		(70% x 30%) x 150% x Target Bonus = $236,250		30% x 140% x Target Bonus = $315,000		$1,252,500(1)
Jeffrey J. Bairstow	$400,000	(70% x 85%) x 150% x Target Bonus = $357,000		(70% x 15%) x 150% x Target Bonus = $63,000		30% x 135% x Target Bonus = $162,000		$582,000
Todd Larsen	$500,000	(70% x 85%) x 150% x Target Bonus = $446,250		(70% x 15%) x 150% x Target Bonus = $78,750		30% x 135% x Target Bonus = $202,500		$727,500
Evelyn Webster	$530,000	(70% x 85%) x 150% x Target Bonus = $473,025		(70% x 15%) x 150% x Target Bonus = $83,475		30% x 135% x Target Bonus = $214,650		$771,150
Howard M. Averill	$496,872(2)	(70% x 85%) x 150% x Target Bonus = $443,458		(70% x 15%) x 150% x Target Bonus = $78,257		30% x 150% x Target Bonus = $223,592		$745,300
Maurice F. Edelson	$595,000	(70% x 85%) x 150% x Target Bonus = $531,038		(70% x 15%) x 150% x Target Bonus = $93,713		30% x 150% x Target Bonus = $267,750		$892,500
Martha Nelson	$800,000	(70% x 85%) x 150% x Target Bonus = $714,000		(70% x 15%) x 150% x Target Bonus = $126,000		30% x 150% x Target Bonus = $360,000		$1,200,000

(1)	Includes the discretionary $150,000 increase in the final bonus.
(2)	Reflects a pro-rated portion of Mr. Averill’s original target bonus based on his period of service with us in 2013.

With respect to Mr. Ripp’s bonus, the portion of his bonus that was guaranteed under his employment agreement ($750,000) and the discretionary $150,000 increase in the final bonus are reflected in the “Bonus” column in the Summary Compensation Table for Fiscal Year 2013. The remaining $352,000 is reflected in the “Non-Equity Incentive Plan Compensation” column of the table. For the NEOs who participated in the 2013 AIP, the portion of their bonuses earned based on our financial and operating performance is reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table for Fiscal Year 2013, and the remainder is reflected in the “Bonus” column of the table. With respect to Ms. Lang, her bonus payout negotiated in connection with her separation agreement with us is reflected in the “Bonus” column in the Summary Compensation Table for Fiscal Year 2013.

Transaction Bonuses

In connection with the Spin-Off, we provided Ms. Lang and Messrs. Averill and Edelson the opportunity to earn Transaction Bonuses of $2.5 million, $1.75 million and $1.75 million, respectively, to reward their anticipated contributions to the Spin-Off. Receipt of the Transaction Bonus was contingent on the individual remaining an active employee in good standing with us through the effective date of the Spin-Off and was to be paid on, or as soon as practicable after, the effective date of the Spin-Off. The Transaction Bonus would also be paid to the individual if his or her employment with us were terminated without cause or due to death or disability. In connection with her separation from service, Ms. Lang received a $2.5 million payment in lieu of her Transaction Bonus. Mr. Averill forfeited his Transaction Bonus upon his move to Time Warner, but received a $1.75 million transition payment from Time Warner (the “Averill Make Whole Transition Payment”), for which we reimbursed Time Warner. Mr. Edelson received his Transaction Bonus in connection with his move to Time Warner. Each of these bonuses is reflected in the “Bonus” column in the Summary Compensation Table for Fiscal Year 2013.

Other Bonuses

In connection with joining us as Executive Vice President and Chief Financial Officer, Mr. Bairstow was paid a $500,000 cash bonus (the “Bairstow Make Whole Bonus”) in 2013 to replace compensation from his previous employer that he forfeited to join us. Mr. Bairstow will be required to repay the Bairstow Make Whole Bonus in the event his employment is terminated by us for cause or by him other than due to our material breach of our obligations under his employment agreement, in each case, prior to September 3, 2014 (the first anniversary of the date he joined us). The Bairstow Make Whole Bonus is reflected in the “Bonus” column in the Summary Compensation Table for Fiscal Year 2013.

In connection with joining us as Executive Vice President and Chief Content Officer, Mr. Pearlstine was paid a $1.4 million cash bonus (the “Pearlstine Make Whole Bonus”) in 2013 to replace compensation from his previous employer that he forfeited to join us. Mr. Pearlstine will be required to repay a pro-rated portion of the after-tax amount of the Pearlstine Make Whole Bonus in the event his employment is terminated by us for cause or by him other than due to our material breach of our obligations under his employment agreement, in each case, prior to October 31, 2015 (the second anniversary of the date he joined us). The Pearlstine Make Whole Bonus is reflected in the “Bonus” column in the Summary Compensation Table for Fiscal Year 2013.

As a retention measure, Ms. Nelson’s prior employment agreement provided her with the opportunity to receive a $150,000 cash bonus provided that she remained actively employed by us through June 15, 2013 (the “Nelson Retention Bonus”). Ms. Nelson retained this opportunity under her employment agreement dated December 18, 2012, and would also have been paid the Nelson Retention Bonus if her employment with us had been terminated due to death or disability. The Nelson Retention Bonus is reflected in the “Bonus” column in the Summary Compensation Table for Fiscal Year 2013.

Long-Term Incentives

At the beginning of 2013, because Time Warner was exploring strategic alternatives for us, Time Warner’s senior management, after consultation with our senior management, determined that our employees would not be granted long-term incentive awards during 2013.

Equity-Based Awards.  Later in 2013, in connection with the recruitment and hiring of Messrs. Ripp and Bairstow, Time Warner’s senior management and the Time Warner Compensation Committee determined that it was appropriate for each of them to be granted Time Warner equity-based awards that would be converted into Time Inc. equity-based awards upon the Spin-Off to (i) replace compensation that they forfeited to join us, (ii) induce them to leave their former employers to take on the challenging role of leading our management team in our transition to an independent publicly-traded company and (iii) provide them with an immediate indirect investment in Time Inc. given their unique and critical roles with us. On November 15, 2013, Mr. Ripp was granted an award of 55,441 Time Warner restricted stock units (“RSUs”) with an estimated grant-date value of $3.75 million (the “Ripp Make Whole RSUs”) and an award of 211,864 Time Warner stock options with an estimated grant-date value of $3.75 million (the “Ripp Make Whole Stock Options”), which RSUs and stock options are scheduled to vest and, in the case of the stock options, become exercisable, in five equal annual installments on each anniversary of his start date. Also on November 15, 2013, Mr. Bairstow was granted an award of 7,392 Time Warner RSUs with an estimated grant-date value of $500,000 (the “Bairstow Make Whole RSUs”) and an award of 28,249 Time Warner stock options with an estimated grant-date value of $500,000 (the “Bairstow Make Whole Stock Options”), which RSUs and stock options are scheduled to vest and, in the case of the stock options, become exercisable, in four equal annual installments on each anniversary of his start date. With respect to each of Mr. Ripp and Mr. Bairstow, provided that he remains employed by us immediately following the Spin-Off, all of his Time Warner equity-based awards will be converted upon the Spin-Off into Time Inc. equity-based awards with the same general terms and conditions as his Time Warner equity-based awards in a manner intended to preserve the intrinsic value of the Time Warner equity-based awards.

The Ripp Make Whole Awards and the Bairstow Make Whole Awards were premised on the view of Time Warner’s senior management and the Time Warner Compensation Committee that, particularly in light of the planned conversion of the awards to Time Inc. equity-based awards upon the Spin-Off, (i) the mix of awards (split evenly in value between RSUs and stock options) appropriately balances the incentive to increase and maintain the value of Time Inc. while limiting dilution and (ii) the awards will provide each of Messrs. Ripp and Bairstow with a meaningful investment in Time Inc. that will align their interests with those of our stockholders following the Spin-Off.

In connection with the Spin-Off, Time Warner stock options and RSUs held by our employees other than Messrs. Ripp and Bairstow will be treated as provided in the equity compensation plan under which such stock options and RSUs were awarded and the award agreements governing such awards, which will generally result in forfeiture of unvested stock options, pro-rated vesting of the RSUs that are scheduled to vest on the next vesting date and forfeiture of the remainder of such RSUs, unless such employees satisfy the requirements for retirement treatment under such equity compensation plan or award agreements, in which case more favorable vesting conditions will apply. Following the Spin-Off, we expect to grant Time Inc. RSUs to our active employees (with the exception of a small number of employees outside of the United States) with a value intended to be equal to the intrinsic value of the Time Warner stock options and RSUs that the respective employee forfeited upon the Spin-Off. The Time Inc. RSUs will generally be subject to the same vesting schedule that applied to the Time Warner stock options or RSUs that the Time Inc. RSUs are intended to replace.

Time LTIP.  During 2012, we established the Time Inc. Cash Long Term Incentive Plan (the “Time LTIP”) for the 2012 through 2014 performance period. The 2012 through 2014 performance period is the only performance period under the Time LTIP. Under the Time LTIP, each participant was granted an award at a target amount determined at the start of the performance period. The amount ultimately earned, which may range from 0% to 200% of the target amount, was to be determined based on our performance over the three-year performance period from 2012 through 2014. Payouts of Time LTIP awards are based on our cumulative ADPTI over the performance period measured against goals for the period set by the Time Warner Compensation Committee at the beginning of 2012. These goals were based on our long-range plan at the time for the 2012 through 2014 performance period. There is no individual performance component to the Time LTIP. Mss. Lang, Webster and Nelson and Messrs. Averill and Edelson participate in the Time LTIP. Messrs. Ripp, Bairstow, Pearlstine and Larsen do not participate in the Time LTIP because they joined us after awards under the Time LTIP were granted.

Assuming the Spin-Off is completed prior to the end of 2014, we will not have met the relevant financial performance criteria based on our performance through 2013 and our original forecast for 2014. Accordingly, none of our employees who participate in the Time LTIP will receive a payout.

Employment Agreements with NEOs

Employment agreements are common in the media and publishing industry for top executives, and are important for recruiting and retaining those executives. We have entered into employment agreements with each of our NEOs. The material terms of these employment agreements, as in effect during 2013, are described under “—Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table.”

Termination and Severance Packages

The severance payment amounts and other post-termination provisions of the NEOs’ employment agreements are based on the significance of the NEO’s position, the estimated amount of time it would take the NEO to locate comparable employment following a termination and our desire to attract, motivate and retain the NEO in a competitive environment. The treatment of the NEOs’ outstanding equity-based awards upon various employment termination events is generally governed by their employment agreements and Time Warner’s equity compensation plans and equity-based award agreements, which were developed and approved by the Time Warner Compensation Committee.

The termination and severance payments and other benefits that each of the NEOs other than Mss. Lang and Nelson and Messrs. Averill and Edelson would receive under the terms of their respective employment agreements in the event of certain termination scenarios assumed to have occurred on December 31, 2013 are described under “—Potential Payments upon Termination of Employment or Change in Control.” Any actual benefits received or that will be received by Mss. Lang and Nelson and Messrs. Averill and Edelson upon their separations from service or moves to Time Warner, as applicable, are included in the Summary Compensation Table for Fiscal Year 2013 and described under “—Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with NEOs” and “—Separation Agreements with Certain NEOs.”

Retirement and Deferred Compensation Programs

As of December 31, 2013, we participated in the (i) Time Warner Savings Plan, a tax-qualified defined contribution savings plan maintained by Time Warner in which almost all of the U.S. employees of Time Warner and the Time Warner divisions are eligible to participate, (ii) Time Warner Supplemental Savings Plan, a non-qualified plan for employees whose compensation exceeds the compensation limit established by the IRS for tax-qualified defined contribution plans, and (iii) Time Warner Inc. Deferred Compensation Plan (the “Time Warner Deferred Compensation Plan”), a non-qualified plan that, before the Time Warner Supplemental Savings Plan became effective, permitted our employees whose annual cash compensation exceeded certain dollar thresholds to defer receipt of all or a portion of their annual bonus until a specified future date. Each of the NEOs participated in the Time Warner Savings Plan for 2013. Messrs. Ripp, Larsen, Averill and Edelson and Mss. Lang and Nelson participated in the Time Warner Supplemental Savings Plan for 2013. Messrs. Ripp and Averill and Ms. Nelson participated in the Time Warner Deferred Compensation Plan. Employees have not been eligible to defer compensation earned after December 31, 2010 into the Time Warner Deferred Compensation Plan. In addition, prior to 2001, pursuant to his employment agreement then in place, we made contributions for Mr. Pearlstine to a separate non-current compensation account in a grantor trust (the “Pearlstine Deferred Compensation Arrangement”). Annual payouts under this arrangement commenced when Mr. Pearlstine separated from service with us in 2006 and are expected to be completed in early 2017. In 2013, Mr. Pearlstine received $861,249 with respect to the Pearlstine Deferred Compensation Arrangement. The Time Warner Supplemental Savings Plan, the Time Warner Deferred Compensation Plan and the Pearlstine Deferred Compensation Arrangement are described in more detail under “—Non-qualified Deferred Compensation for Fiscal Year 2013.”

Effective as of January 1, 2014, we established the Time Inc. Savings Plan, a defined contribution savings plan intended to be tax-qualified. As of January 3, 2014, all account balances held by the Time Warner Savings Plan with respect to our current participating employees were transferred to the Time Inc. Savings Plan. Also, as of January 1, 2014, we established the Time Inc. Supplemental Savings Plan and the Time Inc. Deferred Compensation Plan, continuations of the Time Warner Supplemental Savings Plan and Time Warner Deferred Compensation Plan, respectively, pursuant to which we will remain responsible for any obligations to our current and former employees who participated in the Time Warner Supplemental Savings Plan or Time Warner Deferred Compensation Plan, as applicable. The Time Inc. Supplemental Savings Plan provides for a matching formula that mirrors the matching formula under the Time Inc. Savings Plan for amounts credited beginning January 1, 2014 and with respect to eligible compensation between the Time Inc. Savings Plan limit ($260,000 for 2014) and $500,000 per year.

We also participate in the Time Warner Pension Plan, a tax-qualified defined benefit pension plan maintained by Time Warner, which was closed to new participants as of June 30, 2010. Messrs. Ripp, Pearlstine, Averill and Edelson and Ms. Nelson participate in this plan, and each is currently vested in his or her pension benefits based on his or her years of service with us. Because Messrs. Bairstow and Larsen and Ms. Lang joined us after the Time Warner Pension Plan was closed to new hires, they do not participate in this plan. Ms. Webster’s relocation from the U.K. to the United States in connection with her transition from IPC Media, an affiliate of ours, to join us occurred after the Time Warner Pension Plan was closed to new hires, and, therefore, she does not participate in the Time Warner Pension Plan but does participate in the IPC Plan. In connection with the Spin-Off, Time Warner and the Time Warner Pension Plan will remain responsible for any obligations to our current and former employees who participate in the Time Warner Pension Plan. Pursuant to a February 2014 amendment to the Time Warner Pension Plan, employees who are employed by us at the time of the Spin-Off will become fully vested in their accrued benefits as of the Spin-Off and, at the time of the Spin-Off, such employees will receive service credit for early retirement eligibility purposes as if they had remained employed by a participating employer in the Time Warner Pension Plan through December 31, 2015. Any such employee who will satisfy the service component of early retirement eligibility as a result of receiving such service credit will be eligible to receive early retirement benefits under the Time Warner Pension Plan but cannot commence receiving benefits until satisfying the applicable age requirement.

We also participate in the Time Warner Excess Benefit Pension Plan (the “Time Warner Excess Benefit Plan”), which provides for payments of additional pension benefits to our eligible employees in excess of the federal limitations on the amount of compensation eligible for the calculation of benefits and the amount of benefits derived from employer contributions that may be paid to participants under the Time Warner Pension Plan. All of our NEOs who participate in the Time Warner Pension Plan also participate in the Time Warner Excess Benefit Plan. In connection with the Spin-Off, we will establish the Time Inc. Excess Benefit Pension Plan (the “Time Inc. Excess Benefit Plan”), a continuation of the Time Warner Excess Benefit Plan, pursuant to which we will remain responsible, as of the Spin-Off, for the accrued benefits of any employee who was actively employed by us on or after January 1, 2014 or who was receiving salary continuation or separation pay benefits from us on or after December 31, 2013, and Time Warner will remain responsible for any obligations to our other former employees who participate in the Time Warner Excess Benefit Plan. The Time Warner Pension Plan, the Time Warner Excess Benefit Plan and the IPC Plan are described in more detail under “—Pension Benefits for Fiscal Year 2013.”

Health and Welfare Programs

As of December 31, 2013, the NEOs participated in health and welfare programs maintained by Time Warner that were generally available to all U.S. employees of Time Warner and the Time Warner divisions. These included medical coverage, dental coverage, flexible spending account programs and similar benefit programs. In offering these programs to its employees, Time Warner’s goal is to provide benefit programs that are competitive and cost effective and that promote the hiring and retention of qualified employees. Effective as of January 1, 2014, we established separate health and welfare programs for our employees in the United States that are substantially similar to the plans maintained by Time Warner.

Perquisites and Personal Benefits

We generally do not provide perquisites or personal benefits to the NEOs that are not generally available to our employees. However, in 2013, we provided Messrs. Ripp and Bairstow and Ms. Lang with certain payments that could have been used to purchase life insurance. We also made a one-time $200,000 cash payment to Mr. Bairstow that he may use as he determines appropriate to offset commuting, temporary housing or relocation expenses he incurs in connection with his hiring. In addition, we provided Ms. Lang with certain limited perquisites, including in connection with her separation from service, and we provided Ms. Webster with tax equalization payments to account for additional tax liabilities she incurs as a result of services she provides in the U.K. to IPC Media. See the “All Other Compensation” column in the Summary Compensation Table for Fiscal Year 2013 for more information regarding these payments, perquisites and personal benefits.

Section 162(m) Considerations

During 2013, none of the compensation paid to the NEOs was subject to the limitations on the deductibility of compensation in excess of $1 million under Section 162(m) of the Code. This is because the NEOs were not executive officers of Time Warner and, accordingly, were not subject to Section 162(m) of the Code. After the

Spin-Off, when we are an independent publicly-traded company, Section 162(m) of the Code will generally limit our ability to deduct compensation over $1 million to our Chief Executive Officer and three other most highly paid executive officers, other than the Chief Financial Officer, unless the compensation qualifies as “performance-based” under Section 162(m) of the Code. Following the Spin-Off, we intend to consider deductibility as one factor in determining executive compensation; however, in order to best serve our stockholders’ interests, we will retain the flexibility to approve compensation that is not deductible for tax purposes.

Compensation Programs and Risk Management

In early 2014, Time Warner completed its annual risk assessment of its compensation programs and policies for employees, including our executive officers and employees. In particular, Time Warner reviewed and analyzed the major components of compensation at Time Warner and its divisions, including (i) base salary, (ii) annual bonuses, (iii) long-term incentive programs (including cash-based incentive plans and equity-based incentive plans), (iv) sales incentive plans and commission plans and (v) retirement programs (including defined benefit programs, defined contribution programs, deferred compensation programs and profit-sharing arrangements). Based on its review of its compensation policies and practices, Time Warner determined that any risks arising from its compensation programs and policies are not reasonably likely to have a material adverse effect on Time Warner. We did not conduct a separate risk assessment for 2013 because we were a division of Time Warner during such period.

Stock Ownership and Retention Guidelines

Because Mr. Ripp was hired in contemplation of the Spin-Off, he will be subject to stock ownership and retention guidelines established by the Time Inc. Compensation Committee following the Spin-Off. Ms. Lang was subject to Time Warner’s stock ownership guidelines, pursuant to which she was required to own Time Warner stock with a value equal to at least three times her base salary on or before the fifth anniversary of her employment with us. Under Time Warner’s stock retention requirements, Ms. Lang is required to retain for at least one year following the exercise of Time Warner stock options (or, if earlier, until November 2, 2014—the one-year anniversary of her separation from service) the number of shares having a value on the date of the exercise equal to 75% of the net gain realized from the exercise, assuming a 50% effective tax rate.

SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2013

The following table presents information concerning total compensation paid to each of the NEOs for the fiscal year ended December 31, 2013 and, in the case of Ms. Lang and Messrs. Averill and Edelson, who were also NEOs in 2012, for the fiscal year ended December 31, 2012. For additional information regarding the components of the NEOs’ total compensation, see “—Compensation Discussion and Analysis.”

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards(4)	Non-Equity Incentive Plan Compensation(5)	Change in Pension Value and Non- qualified Deferred Compensation Earnings(6)	All Other Compensation(7)	Total
Joseph A. Ripp
Chief Executive Officer	2013	$303,846	$900,000	$3,750,029	$3,645,819	$352,500	—	$28,838	$8,981,032
Jeffrey J. Bairstow
Executive Vice President and Chief Financial Officer	2013	$243,077	$662,000	$499,995	$466,142	$420,000	—	$204,804	$2,496,018
Norman Pearlstine,
Executive Vice President and Chief Content Officer	2013	$128,077	$1,400,000	—	—	—	$22,542	$1,385	$1,552,004
Todd Larsen,
Executive Vice President and Group President, News & Sports Group	2013	$750,000	$202,500	—	—	$525,000	—	$34,501	$1,512,001
Evelyn Webster,
Executive Vice President and Group President, Lifestyle Group	2013	$742,500	$214,650	—	—	$556,500	$190,453	$3,846	$1,707,949
Laura Lang
Former Chief Executive Officer	2013	$865,385	$4,839,000	—	—	—	—	$5,754,624	$11,459,009
	2012	$961,539	$3,000,000	$2,449,988	$438,175	$100,000	—	$661,607	$7,611,309
Howard M. Averill
Former Executive Vice President & Chief Financial Officer	2013	$588,288	$1,973,584	—	—	$521,715	—	$34,998	$3,118,585
	2012	$845,942	$332,392	$337,320	$255,600	$343,117	$16,970	$34,998	$2,166,339
Maurice F. Edelson
Former General Counsel and Executive Vice President, Corporate Development	2013	$605,769	$2,017,750	—	—	$624,751	—	$34,998	$3,283,268
	2012	$699,039	$267,750	$238,523	$180,726	$276,389	$109,040	$17,499	$1,788,966
Martha Nelson
Former Editor-in-Chief	2013	$998,910	$510,000	—	—	$840,000	—	$4,453,585	$6,802,495

(1)	The 2013 salary amounts reflect the amounts earned by the NEOs in 2013. The salary amounts for Messrs. Ripp, Bairstow and Pearlstine reflect the portion of their $1 million, $800,000 and $900,000 base salaries, respectively, earned in 2013 after they joined us on September 3, 2013, September 3, 2013 and October 31, 2013, respectively. The salary amounts for Ms. Lang and Messrs. Averill and Edelson reflect the portion of their $1 million, $849,750 and $700,000 base salaries, respectively, earned in 2013 before their separations from service or moves to Time Warner, as applicable.
(2)	With respect to Mr. Ripp, the amount reflects the portion of his 2013 bonus that was guaranteed pursuant to his employment agreement ($750,000) and the discretionary $150,000 increase in the final bonus. With respect to Ms. Lang, the 2013 amount reflects the entire amount of her annual bonus for the portion of the year prior to her separation from service, as well as a $2.5 million bonus she received in lieu of her Transaction Bonus. With respect to Messrs. Bairstow, Larsen, Averill and Edelson and Mss. Webster and Nelson, the 2013 amount reflects the portion of their 2013 AIP payouts attributable to their individual performance. With respect to Messrs. Bairstow, Pearlstine, Averill and Edelson and Ms. Nelson, respectively, the 2013 amount also reflects (i) the Bairstow Make Whole Bonus, (ii) the Pearlstine Make Whole Bonus, (iii) the Averill Make Whole Transition Payment, (iv) Mr. Edelson’s Transaction Bonus and (v) the Nelson Retention Bonus.
(3)	The amounts set forth in the Stock Awards column for 2013 represent the aggregate grant date fair value of the Ripp Make Whole RSUs and the Bairstow Make Whole RSUs. The grant date fair value of such RSU awards was calculated in accordance with FASB ASC Topic 718 based on the assumption that the value of each RSU was equal to the closing sale price of one share of Time Warner common stock reported on the NYSE Composite Tape on the date of grant. The actual value, if any, realized from such RSU awards will depend on the performance of Time Warner common stock or Time Inc. common stock in the future.
(4)	The amounts set forth in the Option Awards column for 2013 represent the aggregate grant date fair value of the Ripp Make Whole Stock Options and the Bairstow Make Whole Stock Options. With respect to the Ripp Make Whole Stock Options, the grant date fair value of such stock option awards was calculated using the Black-Scholes option pricing model based on the following assumptions: an expected volatility of 29%, an expected term to exercise of 6.14 years from the date of grant, a risk-free interest rate of 1.77% and a dividend yield of 1.7%. With respect to the Bairstow Make Whole Stock Options, the grant date fair value of such stock option awards was calculated using the Black-Scholes option pricing model based on the following assumptions: an expected volatility of 28.85%, an expected term to exercise of 5.73 years from the date of grant, a risk-free interest rate of 1.63% and a dividend yield of 1.7%. The actual value, if any, realized by each of Messrs. Ripp and Bairstow from such stock option awards will depend on the extent to which the market value of Time Warner common stock or Time Inc. common stock exceeds the applicable exercise price of the stock options on the date the stock options are exercised.
(5)	With respect to Mr. Ripp, the amount reflects the portion of his 2013 bonus that exceeded (i) the amount guaranteed pursuant to his employment agreement and (ii) the discretionary $150,000 increase in the final bonus. With respect to Messrs. Bairstow, Larsen, Averill and Edelson and Mss. Webster and Nelson, the amount reflects the portion of the 2013 AIP payouts attributable to our financial performance.
(6)	Messrs. Ripp, Pearlstine, Averill and Edelson and Ms. Nelson participated in the Time Warner Pension Plan and the Time Warner Excess Benefit Plan in 2013. The aggregate annual change in the actuarial present value of each of Messrs. Ripp’s, Pearlstine’s, Averill’s and Edelson’s and Ms. Nelson’s accumulated pension benefits was negative for 2013. The aggregate change in actuarial present value for Messrs. Ripp, Pearlstine, Averill, Edelson and Ms. Nelson under the Time Warner Pension Plan and the Time Warner Excess Benefit Plan were ($69,510), ($28,058), ($11,430), ($70,420) and ($61,440), respectively. The amount set forth with respect to Mr. Pearlstine represents the distributions that he received from the Time Warner Pension Plan and the Time Warner Excess Benefit Plan during 2013 prior to rejoining us. The amount set forth with respect to Ms. Webster represents the aggregate annual change in the actuarial present value of her accumulated pension benefit under the IPC Plan. Payments under the IPC Plan are made in British pounds, and the amount shown with respect to Ms. Webster was converted from British pounds to U.S. dollars based on an exchange rate of 1.66 British pounds to the U.S. dollar on December 31, 2013 as reported by Bloomberg.
(7)	The amounts shown in the All Other Compensation column for 2013 include the following:

Name	Time Warner Savings Plan Matching Contributions(a)	Time Warner Supplemental Savings Plan Matching Deferrals(b)	Payments Related to Life Insurance(c)	Relocation Related Expenses(d)	Tax Equalization Payments(e)	Other Perquisites and Personal Benefits(f)	Severance Benefits(g)	Total
Joseph A. Ripp	$8,888	$3,419	$16,438	—	—	$93	—	$28,838
Jeffrey J. Bairstow	$3,692	—	$1,112	$200,000	—	—	—	$204,804
Norman Pearlstine	$1,385	—	—	—	—	—	—	$1,385
Todd Larsen	$17,849	$16,652	—	—	—	—	—	$34,501
Evelyn Webster	—	—	—	—	$3,846	—	—	$3,846
Laura Lang	$17,849	$17,149	$18,864	—	—	$56,797	$5,643,965	$5,754,624
Howard M. Averill	$17,849	$17,149	—	—	—	—	—	$34,998
Maurice F. Edelson	$17,849	$17,149	—	—	—	—	—	$34,998
Martha Nelson	$17,849	$17,149	—	—	—	—	$4,418,587	$4,453,585

(a)	Our matching contributions on the amount deferred by the applicable NEO in 2013 pursuant to the Time Warner Savings Plan.
(b)	Our matching deferrals on the amount deferred by Messrs. Ripp, Larsen, Averill and Edelson and Mss. Lang and Nelson in 2013 pursuant to the Time Warner Supplemental Savings Plan.
(c)	Cash payments made to Messrs. Ripp and Bairstow and Ms. Lang that may have been used to purchase life insurance coverage. We also maintain a split-dollar life insurance policy on the life of Mr. Pearlstine related to his prior service with us. We no longer pay premiums on this split-dollar life insurance policy. Instead, the premiums are satisfied from the accreted value of the policy.
(d)	With respect to Mr. Bairstow, reflects a cash payment made to him in connection with his relocation to the New York City area. Mr. Bairstow is responsible for all commuting, temporary housing, relocation and comparable expenses he incurs.
(e)	Tax equalization payments we provided to Ms. Webster to account for additional tax liabilities she incurs as a result of services she provides in the U.K. to IPC Media.
(f)	With respect to Mr. Ripp, amount includes cost of the attendance of Mr. Ripp’s guest at a business function. With respect to Ms. Lang, amount includes the costs of (i) providing her with office space and an administrative assistant following her separation from service through December 31, 2013, (ii) career counseling and outplacement services ($30,000), (iii) courtesy copies of certain DVDs produced and/or distributed by Time Warner’s Warner Bros. division and (iv) the attendance of Ms. Lang’s guests at certain business functions.
(g)	With respect to Ms. Lang, reflects continued (i) payments of her base salary and bonus, (ii) participation in our health and welfare programs (other than disability programs) and (iii) payments equal to two times the premium she would be required to pay under a group universal life insurance program to obtain a specified amount of life insurance coverage, in each case through November 2, 2015. With respect to Ms. Nelson, reflects continued (i) payments of her base salary and bonus through December 31, 2015, (ii) participation in our health and welfare programs (other than disability programs) through December 31, 2015 and (iii) a payment in lieu of her unutilized sabbatical benefits. See “—Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table—Separation Agreements with Certain NEOs” for further information about these arrangements.

GRANTS OF PLAN-BASED AWARDS DURING 2013

The following table presents information with respect to each award of plan-based compensation in 2013. Mr. Pearlstine is omitted from this table because he received no awards of plan-based compensation in 2013.

Name	Grant Date	Approval Date(2)	Non-Equity Incentive Plan	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)		All Other Stock Awards: Number of Shares of Stock or Units(3)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards(4)	Grant Date Fair Value of Stock and Option Awards(5)
				Target	Maximum
Joseph A. Ripp			2013 Bonus	$750,000	$1,125,000
	11/15/2013	10/30/2013				55,441			$3,750,029
	11/15/2013	10/30/2013					211,864	$67.64	$3,645,819
Jeffrey J. Bairstow			2013 AIP	$400,000	$600,000
	11/15/2013	10/30/2013				7,392			$499,995
	11/15/2013	10/30/2013					28,249	$67.64	$466,142
Todd Larsen			2013 AIP	$500,000	$750,000
Evelyn Webster			2013 AIP	$530,000	$795,000
Laura Lang			2013 Bonus	$2,000,000	$3,000,000
Howard M. Averill			2013 AIP	$741,600	$1,112,400
Maurice F. Edelson			2013 AIP	$595,000	$892,500
Martha Nelson			2013 AIP	$800,000	$1,200,000

(1)

The amounts shown in the Estimated Possible Payouts Under Non-Equity Incentive Plan Awards column represent the target and maximum payouts for Mr. Ripp and Ms. Lang under their respective 2013 bonuses and the target and maximum payouts for each of Messrs. Bairstow, Larsen, Averill and Edelson and Mss. Webster and Nelson under the 2013 AIP. The amounts include potential payments based on both our financial and operating performance as well as individual performance. In addition, in Mr. Ripp’s case, pursuant to his employment agreement, he was entitled to a bonus for 2013 at least equal to $750,000. Mr. Pearlstine did not participate in the 2013 AIP. There are no threshold payout amounts under Mr. Ripp’s or Ms. Lang’s 2013 bonus or the 2013 AIP. For a discussion of Mr. Ripp’s and Ms. Lang’s 2013 bonus and the 2013 AIP, see “—Elements of 2013 Compensation for the NEOs and How They Were Determined—Annual Cash Incentive Compensation” in the CD&A. For Mr. Averill, actual bonus payout was based on a pro-rated portion of his original target bonus based on his period of service with us in 2013.

(2)	The Time Warner Compensation Committee approved the Ripp Make Whole Awards and the Bairstow Make Whole Awards.
(3)	Reflects awards of Time Warner RSUs.
(4)	The exercise price of awards of Time Warner stock options was equal to the closing sale price of Time Warner common stock reported on the NYSE Composite Tape on the date of grant.
(5)	See footnotes (3) and (4) to the Summary Compensation Table for Fiscal Year 2013 for additional information regarding the determination of grant date fair value of the Ripp Make Whole Awards and the Bairstow Make Whole Awards.

Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements with NEOs

Certain terms of the employment agreements with the NEOs are described below. The descriptions below do not include a discussion of the termination provisions in the employment agreements. For a description of the termination provisions in the employment agreements with Messrs. Ripp, Bairstow, Pearlstine and Larsen and Ms. Webster, see “—Potential Payments upon Termination of Employment or Change in Control.” The terms of the separation agreements with Mss. Lang and Nelson are described under “—Separation Agreements with Certain NEOs.”

Joseph A. Ripp.  The employment agreement’s term began on September 3, 2013 and will expire on September 4, 2018, and thereafter continues on a month-to-month basis until either party provides 90 days’ written notice of termination. The employment agreement provides for an annual base salary of $1 million, subject to discretionary increase, and a discretionary annual cash bonus with a target amount of $1.5 million and a maximum amount of not less than 150% of the target amount. Mr. Ripp was provided a guaranteed minimum of $750,000 for his 2013 cash bonus. Pursuant to his employment agreement, Mr. Ripp received the Ripp Make Whole Awards and will be eligible to receive annual grants of long-term incentive compensation with a value targeted at $2.5 million. In addition, Mr. Ripp’s employment agreement provides for his participation in our savings and welfare benefit plans and programs. Because Mr. Ripp was previously employed by us and our affiliates, AOL LLC and Time Warner, he will be credited with that service for purposes of eligibility to participate in, and vesting in, our non-qualified deferred compensation and welfare plans. Finally, Mr. Ripp’s employment agreement provides for an annual $50,000 cash payment to him (pro-rated for any partial years of employment), which may be used to purchase life insurance coverage.

Jeffrey J. Bairstow.  The employment agreement’s term began on September 3, 2013 and will expire on September 4, 2017, and thereafter continues on a month-to-month basis until either party provides 90 days’ written notice of termination. The employment agreement provides for an annual base salary of $800,000, subject to discretionary increase, and a discretionary annual cash bonus with a target amount of $800,000, which was pro-rated to $400,000 for 2013. Pursuant to his employment agreement, Mr. Bairstow received the Bairstow Make Whole Awards and will be eligible to receive annual grants of long-term incentive compensation with a value targeted at $800,000. Also pursuant to his employment agreement, in November 2013, Mr. Bairstow received the Bairstow Make Whole Bonus. Mr. Bairstow will be required to repay the Bairstow Make Whole Bonus in the event his employment is terminated by us for cause or by him other than due to our material breach of our obligations under his employment agreement, in each case, prior to September 3, 2014. In addition, Mr. Bairstow’s employment agreement provides for his participation in our savings and welfare benefit plans and programs. Finally, Mr. Bairstow’s employment agreement provides for an annual cash payment to him equal to two times the premium he would be required to pay under a group universal life insurance program to obtain life insurance in an amount equal to $2 million of coverage.

Norman Pearlstine.  The employment agreement’s term began on October 31, 2013 and will expire on October 31, 2016. The employment agreement provides for an annual base salary of $900,000, subject to discretionary increase, and participation in the annual cash bonus plan to the extent Mr. Pearlstine is eligible under such plan, with a target amount of $900,000 beginning in 2014. Pursuant to the terms of the 2013 AIP and his employment agreement, Mr. Pearlstine was not eligible to receive a bonus payment for 2013. Also pursuant to his employment agreement, in December 2013, Mr. Pearlstine received the Pearlstine Make Whole Bonus. Mr. Pearlstine will be required to repay a pro-rated portion of the after-tax amount of the Pearlstine Make Whole Bonus in the event his employment is terminated by us for cause or by him other than due to our material breach of our obligations under his employment agreement, in each case, prior to October 31, 2015. In addition, Mr. Pearlstine’s employment agreement provides that he will be eligible to receive annual grants of long-term incentive compensation at the same time and in the same manner as comparable executives, with an annual value targeted at $500,000. Finally, Mr. Pearlstine’s employment agreement provides for his participation in our employee benefit and welfare plans to the extent he is eligible for such plans.

Todd Larsen.  The employment agreement’s term began on September 17, 2012 and will expire on September 17, 2014, subject to Mr. Larsen’s option to renew for six months (i.e., until March 17, 2015) in the event that we choose not to renew the employment agreement on new or existing terms. The employment agreement provides for an annual base salary of $750,000, subject to discretionary increase, and participation in the annual cash bonus plan to the extent Mr. Larsen is eligible under such plan, with a target amount as of September 17, 2012 of $500,000. Mr. Larsen’s base salary as of December 31, 2013 remained $750,000 and his target bonus remained $500,000. Pursuant to his employment agreement, Mr. Larsen will be eligible to participate in our long-term incentive plans to the extent other executives at his level are eligible to participate in such plans. In addition, Mr. Larsen’s employment agreement provides that he was eligible to receive an award of long-term incentive compensation in 2013 with an estimated value of $600,000. Consistent with the determination not to grant long-term incentive awards to our employees during 2013, Mr. Larsen did not receive such award. Finally, Mr. Larsen’s employment agreement provides for his participation in our employee benefit and welfare plans to the extent he is eligible for such plans.

Evelyn Webster.  The employment agreement’s term began on January 1, 2011 and was originally scheduled to expire on January 1, 2014, but was, and will be, automatically extended for an additional day each day of the term so that it always has a remaining term of three years, unless earlier terminated by Ms. Webster or us. The employment agreement provides for an annual base salary of $720,000, subject to discretionary increase, and participation in the annual cash bonus plan to the extent Ms. Webster is eligible under such plan, with a target amount as of January 1, 2011 of $515,000. Ms. Webster’s base salary as of December 31, 2013 was $742,500 and her target bonus was $530,000. Pursuant to her employment agreement, Ms. Webster will be eligible to participate in our long-term incentive plans to the extent other executives at her level are eligible to participate in such plans. In addition, Ms. Webster’s employment agreement provides for her participation in our employee benefit and welfare plans to the extent she is eligible for such plans. Finally, pursuant to two letter agreements between us and Ms. Webster, Ms. Webster is eligible for a number of perquisites relating to her relocation to the United States, most of which had been provided as of December 31, 2013. Ms. Webster will continue to be provided with (i) U.S. and U.K. tax advice for the 2013 and 2014 tax years at our expense, (ii) a one-time $50,000 tax equalization payment paid in bi-weekly installments from November 6, 2013 through March 27, 2014 to account for additional tax liabilities she incurs as a result of services she provides in the U.K. to IPC Media and (iii) an additional payment for the 2013 U.K. tax year to cover any incremental U.K. tax liability over the amounts that are withheld by IPC Media and remitted to the U.K. government.

Laura Lang.  The employment agreement’s term began on January 9, 2012 and was originally scheduled to expire on December 31, 2014. The employment agreement provided for a base salary of $1 million and a discretionary cash bonus with an annual target of 200% of base salary, in each case subject to discretionary increase. In addition, Ms. Lang’s agreement provided for participation in our employee benefit and welfare plans to the extent she was eligible for such plans. Finally, Ms. Lang’s agreement provided that we would provide her with $50,000 of group life insurance coverage and make an annual cash payment to her equal to two times the premium she would be required to pay under a group universal life insurance program to obtain $3 million of life insurance coverage. See “—Separation Agreements with Certain NEOs” for a discussion of Ms. Lang’s separation agreement.

Howard Averill.  The employment agreement’s term began on July 20, 2010 and was originally scheduled to expire on July 19, 2013, but was automatically extended for an additional day each day of the term so that it always had a remaining term of three years, unless earlier terminated by either Mr. Averill or us. The employment agreement provided for a base salary of $800,000, subject to discretionary increase. Mr. Averill’s base salary as of January 1, 2013 was $849,750 and his target bonus was $741,600, and each remained unchanged through the date of his move to Time Warner. Mr. Averill’s employment agreement provided that (i) he was eligible to participate in our annual incentive cash bonus plans to the extent he was eligible under such plans, (ii) his participation in our long-term incentive plans would be comparable to other executives at his level and (iii) he would participate in our employee benefit and welfare plans to the extent he was eligible for such plans.

In connection with Mr. Averill’s move to Time Warner, we entered into an amendment to our employment agreement with him that documents his treatment under certain of our benefit plans. The provisions of the amendment are described below.

Pro-rated 2013 AIP Payout.  Mr. Averill received a pro-rated annual bonus under the 2013 AIP for the period from January 1, 2013 through September 2, 2013. Based on a review of his performance for us during 2013 (i.e., prior to his move to Time Warner), the payout was determined based on a maximum individual performance rating of 150%. The bonus payment was made on our normal bonus payment date.

Transaction Bonus and Averill Make Whole Transition Payment.  Mr. Averill forfeited his Transaction Bonus upon his move to Time Warner, but received the Averill Make Whole Transition Payment, for which we reimbursed Time Warner.

Maurice Edelson.  The employment agreement’s term began on July 21, 2010 and was originally scheduled to expire on July 20, 2013, but was automatically extended for an additional day each day of the term so that it always had a remaining term of three years, unless earlier terminated by either Mr. Edelson or us. The employment agreement provided for a base salary of $625,000, subject to discretionary increase. Mr. Edelson’s base salary as of January 1, 2013 was $700,000 and his target bonus was $595,000, and each remained unchanged through the date of his move to Time Warner. Mr. Edelson’s employment agreement provided that (i) he was eligible to participate in our annual incentive cash bonus plans to the extent he was eligible under such plans, (ii) his participation in our long-term incentive plans would be comparable to other executives at his level and (iii) he would participate in our employee benefit and welfare plans to the extent he was eligible for such plans.

Mr. Edelson’s employment agreement remained in effect following his move to Time Warner, but he is not entitled to any further payments from us under the agreement. Mr. Edelson received his 2013 AIP payout on our normal bonus payment date.

Martha Nelson.  The employment agreement’s term began on January 1, 2013 and was originally scheduled to expire on December 31, 2015. The employment agreement provided for a base salary of $1 million, subject to discretionary increase, and a discretionary annual cash bonus with a target amount of not less than $800,000. Ms. Nelson’s employment agreement also provided that she would be paid the Nelson Retention Bonus, and that she would be entitled throughout the term of the employment agreement to the benefits of our sabbatical policy as in effect on January 1, 2013 (or, if she was terminated without cause or resigned due to our material breach of our obligations under her employment agreement prior to utilizing such sabbatical benefits, would receive a cash payment equal to 13 weeks of base salary in lieu of such sabbatical benefits). Finally, Ms. Nelson’s employment agreement provided that she (i) was eligible to participate in our long-term incentive plans to the extent that other executives at her level were eligible to participate in such plans and (ii) would participate in our employee benefit and welfare plans to the extent she was eligible for such plans. See “—Separation Agreements with Certain NEOs” for a discussion of Ms. Nelson’s separation agreement.

Separation Agreements with Certain NEOs

Laura Lang.  In connection with Ms. Lang’s separation from service on November 2, 2013, we entered into a separation agreement and release of claims with her dated October 8, 2013. Pursuant to the separation agreement, Ms. Lang is entitled to the payments and other benefits described below. Certain payments described below are subject to suspension of payment for six months following Ms. Lang’s separation from service under Section 409A of the Code.

2013 Bonus.  Ms. Lang’s annual bonus for the period from January 1, 2013 through November 2, 2013 was $2.339 million. The bonus payment was made on our normal bonus payment date.

Cash Severance.  Ms. Lang will continue to receive her base salary on our normal payroll payment dates through November 2, 2015. In addition, Ms. Lang will receive a lump-sum payment for each calendar year or portion thereof (in which case the bonus will be pro-rated) from November 3, 2013 through November 2, 2015 equal to the average of her actual 2012 bonus and her target bonus (i.e., a payment of $1.8 million for a full year). The separation agreement provides that such annual bonus payments will be made on our normal bonus payment dates.

Equity-Based Awards.  The Time Warner stock options that Ms. Lang held on November 2, 2013 will continue to vest through November 2, 2015 or, if earlier, the date on which she commences full time employment (other than certain employment with a not-for-profit or government entity) or the date on which she elects to terminate this treatment (the “Lang Equity Cessation Date”), and Time Warner stock options that have not vested as of the Lang Equity Cessation Date but that would have vested through November 2, 2015 will vest as of the Lang Equity Cessation Date. All of Ms. Lang’s vested Time Warner stock options will remain exercisable for three years following the earlier of November 2, 2015 or the Lang Equity Cessation Date. Certain Time Warner RSUs that Ms. Lang received under her employment agreement (the “Lang Make Whole Award”) vested on November 2, 2013. In addition, pursuant to the award agreement governing the other Time Warner RSUs that Ms. Lang held on November 2, 2013, the RSUs that would have vested before November 2, 2015 and a pro-rated portion of the RSUs that would have vested on the next vesting date following November 2, 2015 vested on November 2, 2013.

Certain Group Benefits Continuation.  Ms. Lang is eligible to participate in our health and welfare programs (other than disability programs) through November 2, 2015. In addition, following November 2, 2015, Ms. Lang is eligible (i) to purchase continuation coverage under our group health plan in accordance with the requirements of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), and (ii) following eligibility for such COBRA coverage and at any time before becoming eligible to participate in the federal Medicare program, to make a one-time election to purchase coverage at the COBRA continuation rate on an after-tax basis under our health program, provided she is not eligible to participate in any other (A) individual health coverage (at any price) that is reasonably comparable to the health coverage we then offer to our employees or (B) group health plan.

Payment In Lieu of Transaction Bonus.  On November 21, 2013, Ms. Lang received a payment of $2.5 million in lieu of her Transaction Bonus.

Other Post-Employment Benefits.  Ms. Lang will continue to receive cash payments through November 2, 2015 equal to two times the premium she would be required to pay under a group universal life insurance program to obtain life insurance in an amount equal to $3 million of coverage. Ms. Lang was also provided with office space in the New York City metropolitan area and an administrative assistant, in each case without charge to her, through December 31, 2013. We will make career counseling and outplacement services available to Ms. Lang through May 2, 2014 at a cost of up to $30,000.

Martha Nelson.  In connection with Ms. Nelson’s separation from service on December 31, 2013, we entered into a separation agreement and release of claims with her dated January 9, 2014. Pursuant to the separation agreement, Ms. Nelson is entitled to the payments and other benefits described below. Certain payments described below are subject to suspension of payment for six months following Ms. Nelson’s separation from service under Section 409A of the Code.

Cash Severance.  Ms. Nelson will receive (i) her base salary and (ii) an amount equal to the average of the highest two regular annual bonuses she received in the last five-year period on a bi-weekly basis through December 31, 2015.

Equity-Based Awards.  Because Ms. Nelson satisfied the requirements for retirement treatment under the Time Warner equity plans and the award agreements under which her Time Warner stock options were awarded, the Time Warner stock options that Ms. Nelson held on December 31, 2013 will continue to vest through December 31, 2015 or, if earlier, the date on which she commences full time employment or the date on which she elects to terminate this treatment (the “Nelson Equity Cessation Date”), and Time Warner stock options that have not vested as of the earlier of the Nelson Equity Cessation Date or December 31, 2015 will vest as of such date. All of Ms. Nelson’s vested Time Warner stock options will remain exercisable for five years following the earlier of the Nelson Equity Cessation Date or December 31, 2015, but not beyond their original expiration dates. In addition, because Ms. Nelson satisfied the requirements for retirement treatment under the Time Warner equity plans and the award agreements under which her Time Warner RSUs were awarded, the Time Warner RSUs that Ms. Nelson held on December 31, 2013 vested as of January 1, 2014 and will be settled at the times specified in the relevant award agreements.

Certain Group Benefits Continuation.  Ms. Nelson is eligible to participate in our health and welfare programs (other than disability programs) through December 31, 2015.

Other Post-Employment Benefits. Ms. Nelson received a payment of $250,000 in lieu of her unutilized sabbatical benefits.

Material Terms of Bonus Plans

See “—Elements of 2013 Compensation for the NEOs and How They Were Determined—Annual Cash Incentive Compensation” in the CD&A for a discussion of certain details relating to Mr. Ripp’s annual bonus for 2013 and the other participating NEOs’ bonuses under the 2013 AIP. See “—Separation Agreements with Certain NEOs” for the amount of Ms. Lang’s annual bonus for 2013.

Material Terms of Long-Term Incentive Awards to NEOs

See “—Elements of 2013 Compensation for the NEOs and How They Were Determined—Long-Term Incentives” in the CD&A for a discussion of the Ripp Make Whole Awards and the Bairstow Make Whole Awards.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2013

All shares reflected below are shares of Time Warner common stock. The market value of the NEOs’ unvested RSUs was calculated using the NYSE Composite Tape closing price of $69.72 per share of Time Warner common stock on December 31, 2013, the last trading day of 2013. Mr. Pearlstine is omitted from the table because he was not awarded any Time Warner stock options or RSUs from the date he joined us through December 31, 2013 and holds no outstanding equity awards attributable to his prior service with us.

	Option Awards(1)					Stock Awards(2)
Name	Date of Grant	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Joseph A. Ripp						55,441	$3,865,347
	11/15/2013	—	211,864	$67.64	11/14/2023
Jeffrey J. Bairstow						7,392	$515,370
	11/15/2013	—	28,249	$67.64	11/14/2023
Todd Larsen						4,965	$346,160
Evelyn Webster						25,298	$1,763,777
	3/3/2006	4,695	—	$36.14	3/2/2016
	3/2/2007	5,779	—	$41.48	3/1/2017
	3/7/2008	9,291	—	$30.99	3/6/2018
	12/1/2008	9,629	—	$17.68	11/30/2018
	2/20/2009	4,333	—	$15.27	2/19/2019
	2/8/2010	11,137	3,713	$26.92	2/7/2020
	2/7/2011	10,500	10,500	$36.11	2/6/2021
	2/15/2012	4,500	13,500	$37.48	2/14/2022
Laura Lang(3)	2/15/2012	12,857	38,572	$37.48	11/2/2018

Howard M. Averill						42,726	$2,978,857
	2/8/2010	—	7,590	$26.92	2/7/2020
	2/7/2011	16,500	16,500	$36.11	2/6/2021
	2/15/2012	7,500	22,500	$37.48	2/14/2022
Maurice F. Edelson						28,803	$2,008,145
	2/8/2010	—	5,528	$26.92	2/7/2020
	2/7/2011	—	10,500	$36.11	2/6/2021
	2/15/2012	—	15,909	$37.48	2/14/2022
Martha Nelson						26,282	$1,832,381
	2/8/2010	—	4,950	$26.92	2/7/2020
	2/7/2011	—	11,552	$36.11	2/6/2021
	2/15/2012	—	15,909	$37.48	2/14/2022

(1)	This information presents the number of shares of Time Warner common stock represented by unexercised stock options at December 31, 2013. The Ripp Make Whole Stock Options become exercisable in installments of 20% on each of the first five anniversaries of his start date (September 3, 2013), and the Bairstow Make Whole Stock Options become exercisable in installments of 25% on each of the first four anniversaries of his start date (September 3, 2013), in each case assuming continued employment and subject to accelerated vesting upon the occurrence of certain events. The other stock option awards become exercisable in installments of 25% on each of the first four anniversaries of the date of grant, assuming continued employment and subject to accelerated vesting upon the occurrence of certain events.
(2)	This information presents the number of shares of Time Warner common stock represented by unvested RSU awards at December 31, 2013. The Ripp Make Whole RSUs vest in installments of 20% on each of the first five anniversaries of his start date (September 3, 2013), and the Bairstow Make Whole RSUs become exercisable in installments of 25% on each of the first four anniversaries of his start date (September 3, 2013), in each case assuming continued employment and subject to accelerated vesting upon the occurrence of certain events. The other RSU awards vest in two equal installments on each of the third and fourth anniversaries of the date of grant, assuming continued employment and subject to accelerated vesting upon the occurrence of certain events.
(3)	With respect to Ms. Lang, does not reflect RSUs that vested in connection with her separation from service, but with respect to which settlement will be delayed for six months following such separation from service as required under Section 409A of the Code.

The vesting dates for unvested RSUs are as follows:

Name	Number of Shares or Units of Stock That Have Not Vested	Date of Award	Vesting Dates
Joseph A. Ripp	55,441	11/15/2013	9/3/2014, 9/3/2015, 9/3/2016, 9/3/2017 and 9/3/2018
Jeffrey J. Bairstow	7,392	11/15/2013	9/3/2014, 9/3/2015, 9/3/2016 and 9/3/2017
Todd Larsen	4,965	10/15/2012	10/15/2015 and 10/15/2016
Evelyn Webster	5,198	2/8/2010	2/8/2014
	14,700	2/7/2011	2/7/2014 and 2/7/2015
	5,400	2/15/2012	2/15/2015 and 2/15/2016
Howard M. Averill	10,626	2/8/2010	2/8/2014
	23,100	2/7/2011	2/7/2014 and 2/7/2015
	9,000	2/15/2012	2/15/2015 and 2/15/2016
Maurice F. Edelson	7,739	2/8/2010	2/8/2014
	14,700	2/7/2011	2/7/2014 and 2/7/2015
	6,364	2/15/2012	2/15/2015 and 2/15/2016
Martha Nelson(1)	6,930	2/8/2010	2/8/2014
	13,173	2/7/2011	2/7/2014 and 2/7/2015
	6,179	2/15/2012	2/15/2015 and 2/15/2016

(1)	All of Ms. Nelson’s outstanding RSUs vested on January 1, 2014 in connection with her separation from service on December 31, 2013.

OPTION EXERCISES AND STOCK VESTED DURING 2013

The following table sets forth information regarding the NEOs’ exercises of stock options and the vesting of their RSUs during 2013, including: (i) the number of shares of Time Warner common stock underlying stock options exercised in 2013, (ii) the aggregate dollar value realized upon exercise of such options, (iii) the number of shares of Time Warner common stock received from the vesting of RSUs during 2013 and (iv) the aggregate dollar value realized upon the vesting of such RSUs. Messrs. Ripp, Bairstow and Larsen are omitted from the table because they had no Time Warner stock options that had vested and could be exercised, and none of their RSUs vested during 2013. Mr. Pearlstine is omitted from the table because he was not awarded any Time Warner stock options or RSUs from the date he joined us through December 31, 2013 and holds no Time Warner stock options or stock awards attributable to his prior service with us.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting(2)	Value Realized on Vesting(3)
Evelyn Webster	14,444	$413,979	11,937	$631,976
Laura Lang	—	—	64,233	$4,478,325
Howard M. Averill	17,519	$647,269	26,073	$1,380,853
Maurice F. Edelson	23,301	$655,688	18,971	$1,004,720
Martha Nelson(4)	21,622	$670,517	15,637	$827,784

(1)	The value realized upon exercise was calculated based on the difference between the exercise price of the stock options and the price of the underlying shares of Time Warner common stock on the applicable exercise date.
(2)	The RSUs that vested in 2013 reflect the vesting of (i) the Lang Make Whole Award, (ii) Ms. Lang’s other RSUs that were originally scheduled to vest before November 2, 2015 and a pro-rated portion of the RSUs that were originally scheduled to vest on the next vesting date following November 2, 2015, (iii) the second 50% installment of RSUs awarded to Messrs. Averill and Edelson and Mss. Webster and Nelson on February 20, 2009 and (iv) the first 50% installment of RSUs awarded to Messrs. Averill and Edelson and Mss. Webster and Nelson on February 8, 2010. The aggregate number of shares received from the vesting of RSUs, net of shares withheld for the payment of taxes, was: 5,624 shares for Ms. Webster, 15,400 shares for Mr. Averill, 10,715 shares for Mr. Edelson and 9,560 for Ms. Nelson. We also reduced the number of RSUs held by Ms. Lang by 3,099 RSUs in order to satisfy employment tax withholding obligations. For Ms. Lang, settlement of RSUs will be delayed for six months following her separation from service as required under Section 409A of the Code, and additional shares will be withheld for the payment of taxes at that time.
(3)	The value realized from the vesting of the RSU awards was calculated based on the closing sale price of Time Warner common stock reported on the NYSE Composite Tape on the applicable vesting date.
(4)	With respect to Ms. Nelson, the number and market value of the RSUs that vested in 2013 do not reflect that all of her outstanding RSUs vested on January 1, 2014 in connection with her separation from service on December 31, 2013.

PENSION BENEFITS FOR FISCAL YEAR 2013

Pension Plans

Time Warner Pension Plan

Our eligible employees (including Messrs. Ripp, Pearlstine, Averill and Edelson and Ms. Nelson) are participants in the Time Warner Pension Plan, which has been amended at various times. Because Messrs. Bairstow and Larsen and Ms. Lang joined us after the Time Warner Pension Plan was closed to new hires, they do not participate in the Time Warner Pension Plan. Ms. Webster’s relocation from the U.K. to the United States in connection with her transition from IPC Media, an affiliate of ours, to join us occurred after the Time Warner Pension Plan was closed to new hires, and therefore she does not participate in the Time Warner Pension Plan but does participate in the IPC Plan.

Mr. Pearlstine was receiving payments under the Time Warner Pension Plan as a result of his prior service with us at the time he rejoined us in 2013, however, payments to him were suspended when he rejoined us. The benefits payable to Mr. Ripp are determined by applying the formula under (i) the Time Warner Pension Plan prior to amendments made to the plan in 2000 (the “Old Time Warner Pension Plan”) to his benefit service through December 31, 1999 and (ii) the Time Warner Pension Plan as amended in 2000 to his benefit service after

December 31, 1999. Mr. Pearlstine’s benefits are based on the same formula as described for Mr. Ripp above; however, Mr. Pearlstine has already received his accrued benefit under the Old Time Warner Pension Plan and remaining payments will be determined by applying the formula under the Time Warner Pension Plan as amended in 2000 to his benefit service after December 31, 1999. The benefits payable to each of Messrs. Averill and Edelson and Ms. Nelson will be determined based on the greater of (A) the benefit calculated by applying the formula under the Time Warner Pension Plan as amended in 2000 to the participant’s benefit service through June 30, 2008 and the formula as amended in 2008 after that date and (B) the benefit calculated by applying the formula as amended in 2008 to the participant’s entire benefit service.

Effective after June 30, 2010, the accrual of benefit service under the Time Warner Pension Plan was frozen, so that a participant’s benefit under the Time Warner Pension Plan will not increase due to additional service after that date. The Time Warner Pension Plan became closed to new hires and employees who were not participants of the Time Warner Pension Plan at June 30, 2010. Further, effective as of December 31, 2013, average annual compensation under the Time Warner Pension Plan was frozen, so that a participant’s benefit will not grow due to any future pay increases after that date. Accordingly, a participant is not able to earn any additional benefits under the Time Warner Pension Plan after December 31, 2013.

Average Annual Compensation.  Under the Old Time Warner Pension Plan, “average annual compensation” is defined as the highest average annual compensation for any five consecutive full and partial calendar years of employment, which includes regular salary, overtime and shift differential payments, and non-deferred bonuses paid according to a regular program. Following an amendment to the Time Warner Pension Plan in 2000, the term “average annual compensation” only covers full calendar years of employment. Benefits under the Time Warner Pension Plan are subject to the applicable IRS limitations on the amount of annual benefits.

Normal Retirement and Vesting.  Amounts accrued are payable generally at 65 years of age with five years of service. Participants become vested in all benefits under the Time Warner Pension Plan on the earlier of five years of service or certain other events. Mr. Pearlstine satisfies the requirements for normal retirement and will resume receiving payments from the Time Warner Pension Plan upon the Spin-Off. Mr. Ripp also satisfies the requirements for normal retirement and may elect to resume receiving payments from the Time Warner Pension Plan upon the Spin-Off.

•	Under the Old Time Warner Pension Plan, a participant accrues benefits equal to the sum of 1.67% of the participant’s “average annual compensation” for each year of service up to 30 years and 0.5% for each year of service over 30 years. Annual pension benefits under the Old Time Warner Pension Plan are reduced by a Social Security offset determined by a formula that takes into account benefit service up to 35 years, covered compensation up to the average Social Security wage base and a disparity factor based on the age at which Social Security benefits are payable.

•	The benefit formula under the Time Warner Pension Plan as amended in 2000 is expressed as a lifetime monthly annuity equal to the sum of (i) 1.25% of the participant’s average annual compensation up to the participant’s applicable average Social Security wage base and (ii) 1.67% of the participant’s average annual compensation above such average Social Security wage base, multiplied by years of benefit service up to 30 years, and divided by 12.

•

The benefit formula under the Time Warner Pension Plan as amended in 2008 is expressed as a fixed lump sum amount equal to the sum of (i) 10% of the participant’s average annual compensation up to the participant’s applicable average Social Security wage base and (ii) 13% of the participant’s average annual compensation above such average Social Security wage base, multiplied by the participant’s years of benefit service up to 30 years. Certain participants, including Mr. Edelson and Ms. Nelson, are eligible to receive a transition enhancement to the above formula based on their age and/or period of service with Time Warner and its affiliates. Because Mr. Edelson was employed by us as of July 1, 2008 and, as of such date, the sum of his age and years of service with Time Warner and its affiliates equaled 50 or more, he would receive an amount equal to (A) 12% of his average annual compensation up to his average Social Security wage base (in lieu of the 10% that would otherwise apply) and (B) 15% of his average annual compensation above such average Social Security wage base (in lieu of the 13% that would otherwise apply), multiplied by his years of benefit service up to 30 years. Because Ms. Nelson was employed by us as of July 1, 2008 and, as of such date, the sum of her age and years of service with Time Warner and its affiliates equaled 65 or more, she will receive an amount equal to (1) 13% of her average annual compensation up to her average Social Security wage base (in lieu of the 10% that would otherwise apply) and (2) 16% of her average annual compensation above such average Social Security wage base (in lieu of the 13% that would otherwise apply), multiplied by her years of benefit service up to 30 years.

Early Retirement.  Under the Time Warner Pension Plan, participants may elect early retirement and receive a reduced pension generally at 55 years of age with at least 10 years of service. To elect early retirement and receive their full pension, participants must (i) be at least 60 years old (under the Old Time Warner Pension Plan) or 62 years old (under the Time Warner Pension Plan as amended in 2000) and (ii) have completed at least 10 years of service. As of December 31, 2013, Ms. Nelson was the only NEO eligible to elect early retirement under the Time Warner Pension Plan. Mr. Ripp received certain early retirement benefits until he reached age 60, but was no longer receiving any benefits under the Time Warner Pension Plan when he rejoined us in 2013.

Form of Benefit Payment.  A participant may elect the form of benefit payment at the time of retirement. The benefits under the Time Warner Pension Plan are generally payable as (i) a single life annuity (based on the formulas as described above), (ii) a 50%, 75% or 100% joint and survivor annuity (based on the single life annuity amount but reduced to take into account the ages of the participant and the beneficiary at the time the annuity payments begin and the percentage of the monthly benefit that the beneficiary would receive), (iii) a life annuity that is guaranteed for five, 10 or 20 years (based on the single life annuity amount but actuarially adjusted to take into account the applicable guaranteed payment period) or (iv) a lump sum, provided that spousal consent is required with respect to the election of payment forms under (i), (iii) and (iv).

Treatment in Connection with the Spin-Off.  In connection with the Spin-Off, Time Warner and the Time Warner Pension Plan will remain responsible for any obligations to our current and former employees who participate in the Time Warner Pension Plan. Pursuant to a February 2014 amendment to the Time Warner Pension Plan, employees who are employed by us at the time of the Spin-Off will become fully vested in their accrued benefits as of the Spin-Off and, at the time of the Spin-Off, such employees will receive service credit for early retirement eligibility purposes as if they had remained employed by a participating employer in the Time Warner Pension Plan through December 31, 2015. Any such employee who will satisfy the service component of early retirement eligibility as a result of receiving such service credit will be eligible to receive early retirement benefits under the Time Warner Pension Plan but cannot commence receiving benefits until satisfying the applicable age requirement.

Time Warner Excess Benefit Plan

The Time Warner Excess Benefit Plan provides for payments by Time Warner of additional pension benefits to our eligible employees in excess of the federal limitations on the amount of compensation eligible for the calculation of benefits and the amount of benefits derived from employer contributions that may be paid to participants under the Time Warner Pension Plan. The formula used to calculate the participant’s benefit under the Time Warner Pension Plan described above applies to the Time Warner Excess Benefit Plan, except that the participant’s benefit under the Time Warner Excess Benefit Plan is based on the benefit that the participant would have received under the Time Warner Pension Plan if the participant’s eligible compensation (including any deferred bonuses) were limited to $250,000 in 1994 (increased 5% per year thereafter to a maximum of $350,000) and the payment restrictions under the Time Warner Pension Plan did not apply.

Similar to the Time Warner Pension Plan, the accrual of benefit service under the Time Warner Excess Benefit Plan was frozen effective June 30, 2010, so that a participant’s benefit under the Time Warner Excess Benefit Plan will not increase due to additional years of service, and average annual compensation under the

Time Warner Excess Benefit Plan was also frozen effective December 31, 2013, so that a participant’s benefit will not grow due to any future pay increases after that date. Each of Messrs. Ripp, Pearlstine, Averill and Edelson and Ms. Nelson participates in the Time Warner Excess Benefit Plan.

Mr. Pearlstine was receiving payments under the Time Warner Excess Benefit Plan as a result of his prior service with us at the time he rejoined us in 2013, however, payments to him were suspended when he rejoined us. Mr. Ripp’s benefits under the Time Warner Excess Benefit Plan are determined by applying the formula under (i) the Old Time Warner Pension Plan to his benefit service through December 31, 1999 and (ii) the Time Warner Pension Plan as amended in 2000 to his benefit service after December 31, 1999, if his eligible compensation were limited (as described above) and there were no payment restrictions. Mr. Pearlstine’s benefits are based on the same formula as described for Mr. Ripp above; however, Mr. Pearlstine has already received his accrued benefit based on his benefit service under the Old Time Warner Pension Plan and remaining payments will be determined by applying the formula under the Time Warner Pension Plan as amended in 2000 to his benefit service after December 31, 1999. The benefits of each of Messrs. Averill and Edelson and Ms. Nelson under the Time Warner Excess Benefit Plan will be determined based on (i) the benefit calculated by applying the formula under the Time Warner Pension Plan as amended in 2000 to the participant’s benefit service through June 30, 2008 and the formula as amended in 2008 after that date and (ii) the benefit calculated by applying the formula as amended in 2008 to the participant’s entire benefit service, whichever produces the greater benefit, if the participant’s eligible compensation were limited (as described above) and there were no payment restrictions.

Form of Benefit Payments.  The benefits under the Time Warner Excess Benefit Plan are payable only as a lump sum, unless the participant elected to receive monthly installments over 10 years by the applicable deadline. Effective May 1, 2008, any distribution from the Time Warner Excess Benefit Plan will be paid or will commence generally on the first day of the month following six calendar months after the participant separates from service, subject to the requirements of Section 409A of the Code. The payment to Ms. Nelson will be made in July 2014.

Treatment in Connection with the Spin-Off.  In connection with the Spin-Off, we will establish the Time Inc. Excess Benefit Plan, a continuation of the Time Warner Excess Benefit Plan, pursuant to which we will remain responsible, as of the Spin-Off, for the accrued benefits of any employee who was actively employed by us on or after January 1, 2014 or who was receiving salary continuation or separation pay benefits from us on or after December 31, 2013, and Time Warner will remain responsible for any obligations to our other former employees who participate in the Time Warner Excess Benefit Plan.

IPC Plan

The IPC Plan was closed to new participants on October 17, 2001, and on March 31, 2011, it closed to future accrual for existing participants. Ms. Webster was an active member of the IPC Plan (or a predecessor scheme) from September 21, 1992 through December 31, 2010, on which date she transitioned from IPC Media to join us. From April 1, 2003 through December 31, 2010, Ms. Webster was a member of the “Executive Section” of the IPC Plan, which provides a target pension of two-thirds of Final Pensionable Earnings (defined below) at Ms. Webster’s normal retirement age, which is 60. Ms. Webster is now a deferred member of the IPC Plan, which entitles her to a pension of 1/60th of Final Pensionable Earnings for each full year of service with a proportionate amount for each additional day. The deferred pension is calculated to include a proportion of the increased pension which would have been payable at age 60, based on Ms. Webster’s period of membership in the Executive Section. The deferred pension may be paid at any time from age 50, but if taken before age 60, it will be subject to an early retirement reduction. Amounts payable under the IPC Plan are increased each year over the period from the date services with IPC Media terminate until age 60 (or the date that pension benefits commence) in line with the U.K. Retail Price Index (RPI) up to a maximum of 5% annually. Under current U.K. legislation, Ms. Webster has the option upon her retirement to exchange part of her pension for a tax-free cash sum under U.K. tax law up to the maximum permitted by the U.K. tax authorities.

“Final Pensionable Earnings” is defined as the basic annual salary in the last year of employment, or if greater, the basic annual salary in any one full tax year in the last five years of employment. Pursuant to the terms of the IPC Plan, Ms. Webster’s earnings for the tax year when she left the scheme were capped at £123,600 (the equivalent of $205,176 based on an exchange rate of 1.66 British pounds to the U.S. dollar on December 31, 2013 as reported by Bloomberg).

In the event of her death before Ms. Webster begins to receive her pension, her estate would be entitled to (i) a spouse, civil partner or dependent pension equal to two-thirds of Ms. Webster’s deferred pension (the “Partner Pension”), (ii) child allowances and (iii) a lump sum cash payment equal to the greater of: (a) Ms. Webster’s aggregate contributions to the IPC Plan during her membership (plus interest) and (b) the value of half of Ms. Webster’s deferred pension (taking account of any revaluation), less, in either case, the value of the Partner Pension. Following the Spin-Off, the IPC Plan will remain responsible for all obligations to participants in the scheme.

Pension Benefits Table

Set forth in the table below is each of Messrs. Ripp’s, Pearlstine’s, Averill’s and Edelson’s and Mss. Webster’s and Nelson’s years of credited service and the present value of his or her accumulated benefit under each of the pension plans pursuant to which he or she would be entitled to a retirement benefit, in each case, computed as of December 31, 2013, which is the same pension plan measurement date that will be used for financial statement reporting purposes with respect to Time Warner’s audited financial statements for the year ended December 31, 2013.

Name	Plan Name	Number of Years of Credited Service(1)	Present Value of Accumulated Benefit(2)	Payments During 2013
Joseph A. Ripp	Time Warner Pension Plan	21.5	$ 640,370	—
	Time Warner Excess Benefit Plan	21.5	$ 378,260	—
Norman Pearlstine	Time Warner Pension Plan	12.3	$ 269,680	$13,708
	Time Warner Excess Benefit Plan	12.3	$ 177,030	$ 8,834
Evelyn Webster	IPC Plan	18.3	$1,407,062	—
Howard M. Averill	Time Warner Pension Plan	3.1	$ 49,680	—
	Time Warner Excess Benefit Plan	3.1	$ 25,760	—
Maurice F. Edelson	Time Warner Pension Plan	12.3	$ 226,940	—
	Time Warner Excess Benefit Plan	12.3	$ 140,330	—
Martha Nelson	Time Warner Pension Plan	17.1	$ 702,570	—
	Time Warner Excess Benefit Plan	17.1	$ 450,340	—

(1)	Effective June 30, 2010, the accrual of benefit service under the Time Warner Pension Plan and the Time Warner Excess Benefit Plan, and effective March 31, 2011, the accrual of benefit service under the IPC Plan, was frozen so that a participant’s benefit under the plans will no longer increase due to additional service after such date.
(2)

The amounts under this column were calculated based on the terms of the Time Warner Pension Plan, the Time Warner Excess Benefit Plan and the IPC Plan in effect on December 31, 2013, including provisions under the Time Warner Pension Plan and IPC Plan that determine the earliest retirement age at which unreduced benefits are payable: (i) age 65 for Mr. Averill, (ii) age 62 for Mr. Edelson because he has at least 10 years of service, (iii) age 62 for Ms. Nelson because she has at least 10 years of service and (iv) age 60 for Ms. Webster. Messrs. Ripp and Pearlstine are eligible to retire and receive unreduced benefits. The present values with respect to the Time Warner Pension Plan and the Time Warner Excess Benefit Plan reflect the assumptions that (A) the benefits will be payable at the earliest retirement age at which unreduced benefits are payable, (B) the benefits are payable as a lump sum, (C) the maximum annual covered compensation is $350,000 and (D) no joint and survivor annuity will be payable (which would, on an actuarial basis, reduce benefits to the employee but provide benefits to a surviving beneficiary). The present values of accumulated benefits under the Time Warner Pension Plan and the Time Warner Excess Benefit Plan were calculated using a 5.00% discount rate, 5.00% lump sum rate and the RP-2000 Mortality Table. The present value with respect to the IPC Plan reflects the assumptions that (1) the benefits will be payable at the earliest retirement age at which unreduced benefits are payable, (2) 25% of the pension due will be paid as a lump sum and the remaining 75% paid as an annuity that increases each year based on increases in RPI up to a maximum of 5% in each year and (3) benefits would be payable to Ms Webster’s dependents, in the event of her death, in accordance with the provisions of the plan. The present value with respect to the IPC Plan assumes a discount rate of 4.48%, a pension increase rate of 3.06%, a life expectancy of 89.5 years and exchange rate of 1.66 British pounds to the U.S. dollar on December 31, 2013 as reported by Bloomberg. Effective December 31, 2013, average annual compensation under the Time Warner Pension Plan and Time Warner Excess Benefit Plan was frozen so that participants are not able to earn any additional benefits under the Time Warner Pension Plan after December 31, 2013; however, the present value of accumulated benefits may increase or decrease based on changes in interest rates.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2013

Deferred Compensation Plans

Time Warner Supplemental Savings Plan and Time Inc. Supplemental Savings Plan

In 2010, Time Warner adopted the Time Warner Supplemental Savings Plan, which is a non-qualified deferred compensation plan that is generally available to U.S. salaried employees of Time Warner and its affiliates (including each of the NEOs) whose eligible compensation exceeds the compensation limit established by the IRS for tax-qualified defined contribution plans. Commencing in 2011, eligible employees were permitted to defer receipt of their “eligible compensation” (consisting of base salary, bonus, commissions and overtime, if any), except that participants could not defer any bonus received in 2011 for 2010 service. The plan provides for a match of up to the first 6% of eligible compensation between the compensation limit for tax-qualified plans ($255,000 in 2013) and $500,000, to the extent such compensation is deferred under the plan. The matching formula provides a 133 1/3% match on the first 3% of such eligible compensation deferred and 100% on the next 3% of such eligible compensation deferred for a maximum match of 7%. Participants may defer eligible compensation above $500,000, but there is no match on these deferrals. Discretionary awards are also available under the Time Warner Supplemental Savings Plan. Messrs. Ripp, Larsen, Averill and Edelson and Mss. Lang and Nelson participated in the Time Warner Supplemental Savings Plan for 2013.

Participants are 100% vested in the match after two years of service (with prior service counting toward vesting), subject to acceleration following certain events such as death, disability, the attainment of age 65 or a change in control of Time Inc., in each case while employed by us. Participants are able to select among “investment crediting rate options” that track the same third-party investment vehicles (other than a self-directed brokerage account and a Time Warner stock fund) offered under the Time Warner Savings Plan, which is Time Warner’s tax-qualified defined contribution plan in which our employees participated. Participants may change their investment crediting rate options at any time for future deferrals and generally once during each calendar month for any existing balance in the Time Warner Supplemental Savings Plan. For deferral elections made prior to December 2013, participants could have elected to receive their vested Time Warner Supplemental Savings Plan account balances in the form of a lump sum or in 120 monthly installments, except that account balances of $100,000 or less will be paid in a lump sum. In the event of the death of a participant, a lump sum payment will be made to the participant’s named beneficiary or estate.

As of January 1, 2014, we established the Time Inc. Supplemental Savings Plan, the same date on which we established the Time Inc. Savings Plan. The Time Inc. Supplemental Savings Plan is a continuation of the Time Warner Supplemental Savings Plan, pursuant to which we will remain responsible for any obligations to our current and former employees who participated in the Time Warner Supplemental Savings Plan. The Time Inc. Supplemental Savings Plan provides for a matching formula that mirrors the matching formula under the Time Inc. Savings Plan (100% on the first 4% of eligible compensation deferred and 50% on the next 2% of eligible compensation deferred for a maximum match of 5%) for amounts credited beginning January 1, 2014 and with respect to eligible compensation between the compensation limit for tax-qualified plans ($260,000 for 2014) and

$500,000 per year, to the extent such compensation is deferred under the plan, and changed the distribution schedule from 120 monthly installments to 10 annual installments for deferral elections made in December 2013 and thereafter. The matching formula under the Time Inc. Supplemental Savings Plan will apply to deferrals with respect to 2013 bonuses that will be paid in 2014.

Time Warner Deferred Compensation Plan and Time Inc. Deferred Compensation Plan

The Time Warner Deferred Compensation Plan generally permitted our employees whose annual cash compensation exceeded certain dollar thresholds to defer receipt of all or a portion of their annual bonus until a specified future date. Messrs. Ripp and Averill and Ms. Nelson participate in the Time Warner Deferred Compensation Plan. As a result of Time Warner’s adoption of the Time Warner Supplemental Savings Plan in 2010, compensation earned after December 31, 2010 is not eligible for deferral under the Time Warner Deferred Compensation Plan. For compensation that has been deferred, participants may change their investment crediting rate options, which track the same third-party investment vehicles (other than a self-directed brokerage account) offered under the Time Warner Savings Plan, generally once during each calendar quarter. Participants elect to receive either (i) an “in-service distribution” in the form of a lump sum during a specified calendar year that is at least three years from the year the deferred compensation would have been payable or (ii) a “termination distribution” (subject to the restrictions of Section 409A of the Code), in the form of a lump sum or two to 10 annual installments commencing in the year following the participant’s termination of employment. An in-service distribution can be re-deferred to a later in-service distribution year or to a termination distribution, subject to plan limits on such re-deferrals and timing restrictions on electing them. A participant may elect an early withdrawal, subject to a 10% penalty, only with respect to deferred amounts that are not subject to the restrictions of Section 409A of the Code.

With respect to payments not subject to Section 409A of the Code, “termination” refers to the last day of the period during which a former employee is entitled to receive post-termination severance payments. With respect to payments subject to Section 409A of the Code, “termination” refers to an employee’s separation from service with the Company as such separation is defined under Section 409A of the Code. Any payments upon termination of employment other than in cases of death or disability that are not subject to Section 409A of the Code shall, unless the participant has elected otherwise, be distributed in 10 annual installments beginning as soon as practicable on or after April 1 of the year following such termination, unless the amount is less than $50,000, in which case the amount will be paid in a lump sum. Any payments upon such termination that are subject to Section 409A of the Code shall, unless the participant has elected otherwise, be distributed in 10 annual installments beginning as soon as practicable on or after April 1 of the year following such termination, unless the amount (together with any amounts deferred under any other non-qualified deferred compensation plan that is aggregated with the Time Warner Deferred Compensation Plan) is not greater than certain IRS limits, in which case the amount will be paid in a lump sum (but, in either case, no sooner than six months after termination in the case of an employee who is determined to be a specified employee under Section 409A of the Code). In the event of the disability of a participant, payments commence in April following the year the disability occurred and will be made on the same payment schedules as those described above regarding payments upon termination, except that any installment payments will be made over a period of five years instead of 10. In the event of the death of a participant, a lump sum payment will be made to the participant’s named beneficiary or estate.

As of January 1, 2014, we established the Time Inc. Deferred Compensation Plan. The Time Inc. Deferred Compensation Plan is a continuation of the Time Warner Deferred Compensation Plan, pursuant to which we will remain responsible for any obligations to our current and former employees who participated in the Time Warner Deferred Compensation Plan.

Pearlstine Deferred Compensation Arrangement

Prior to 2001, pursuant to his employment agreement then in place, we made contributions to the Pearlstine Deferred Compensation Arrangement. The Pearlstine Deferred Compensation Arrangement was maintained in a grantor trust and was invested by a third-party investment manager. Effective beginning January 2001, we stopped making contributions for Mr. Pearlstine, but his existing account in the grantor trust continues to be invested. There is no guaranteed rate of return on the Pearlstine Deferred Compensation Arrangement. Annual payouts under the Pearlstine Deferred Compensation Arrangement commenced when Mr. Pearlstine separated from service with us in 2006 and are expected to be completed in early 2017. In 2013, Mr. Pearlstine received $861,249 with respect to the Pearlstine Deferred Compensation Arrangement.

Name	Deferred Compensation Arrangement	Executive Contributions in 2013(1)	Registrant Contributions in 2013(2)	Aggregate Earnings (Loss) in 2013(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at December 31, 2013
Joseph A. Ripp	Supplemental Savings Plan	$9,769	$3,419	$277	$(128)	$13,337
	Deferred Compensation Plan	—	—	$163,361	$(152,549)	$568,933
Norman Pearlstine	Pearlstine Deferred Compensation Arrangement	—	—	$300,374	$(861,249)	$3,159,014
Todd Larsen	Supplemental Savings Plan	$14,273	$16,652	$5,206	—	$36,131
Laura Lang	Supplemental Savings Plan	$14,700	$17,149	$17,267	—	$83,508
Howard M. Averill	Supplemental Savings Plan	$14,700	$17,149	$23,945	$(992)	$107,352
	Deferred Compensation Plan	—	—	$311,064	—	$1,703,847
Maurice F. Edelson	Supplemental Savings Plan	$24,500	$17,149	$10,378	$(1,099)	$50,928
Martha Nelson	Supplemental Savings Plan	$137,042	$17,149	$31,959	$(991)	$312,861
	Deferred Compensation Plan	—	—	$71,062	—	$563,115

(1)	These amounts represent compensation deferred by the NEOs and are reported as salary, bonus and/or non-equity incentive plan compensation for 2013 in the Summary Compensation Table for Fiscal Year 2013.
(2)	These amounts represent the match under the Time Warner Supplemental Savings Plan and are reported as “All Other Compensation” for 2013 in the Summary Compensation Table for Fiscal Year 2013.
(3)	None of the amounts is required to be reported as compensation in the Summary Compensation Table for Fiscal Year 2013 because there were no above-market earnings on the deferred compensation.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The following summaries and tables describe and quantify the estimated dollar value of potential additional payments and other benefits that would have been provided to Messrs. Ripp, Bairstow, Pearlstine and Larsen and Ms. Webster (or, in the case of death, to their respective estates or beneficiaries) under their respective employment agreements and equity agreements and our compensation plans following (i) a termination of their employment in various circumstances, (ii) a change in control of Time Warner or (iii) a change in control or spin-off of Time Inc., in each case, assumed to have occurred on December 31, 2013. Any actual benefits received by Mss. Lang and Nelson and Messrs. Averill and Edelson upon their separations from service or moves to Time Warner, as applicable, are included in the Summary Compensation Table for Fiscal Year 2013 and described under “—Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with NEOs” and “—Separation Agreements with Certain NEOs.”

The calculations below exclude payments and benefits to the extent they do not discriminate in scope, terms or operation in favor of the NEOs and are available generally to all U.S. salaried employees, including any (i) accrued vacation pay, (ii) balances under the Time Warner Savings Plan and (iii) medical and other group insurance coverage following disability. The calculations also exclude amounts to the extent they were earned but unpaid as of December 31, 2013, including (A) balances under the Time Warner Supplemental Savings Plan, the Time Warner Deferred Compensation Plan and the Pearlstine Deferred Compensation Arrangement, as applicable, which are provided in the Non-Qualified Deferred Compensation for Fiscal Year 2013 table, (B) accrued pension benefits under the Time Warner plans and the IPC Plan and (C) annual bonuses for 2013.

Certain payments are subject to suspension for six months following separation from service if required under Section 409A of the Code. In addition, receipt of the severance payments and benefits described below upon a termination without cause or due to our material breach of our obligations under the employment agreements of Messrs. Ripp, Bairstow, Pearlstine and Larsen and Ms. Webster is conditioned on him or her executing and not revoking a release of claims against us. If Messrs. Ripp, Bairstow, Pearlstine or Larsen or Ms. Webster does not execute, or revokes, a release of claims, he or she will not receive the severance described below.

Termination for Cause

In the event that the employment of Messrs. Ripp, Bairstow, Pearlstine or Larsen or Ms. Webster had been terminated by us for cause, he or she would have (i) received his or her base salary through the effective date of termination, (ii) received his or her bonus for any year prior to the year of termination that had been earned but not yet been paid as of the date of termination, (iii) retained any rights pursuant to any insurance or other benefit plans and (iv), in the case of Messrs. Pearlstine and Larsen, received his approved but unreimbursed business expenses in accordance with our policy (as applicable to the particular NEO, the “Accrued Obligations”). Messrs. Ripp and Bairstow would have forfeited all outstanding Time Warner equity-based awards (whether vested or unvested) and Mr. Larsen and Ms. Webster would have forfeited all outstanding, unvested Time Warner equity-based awards, in each case, as of the effective date of termination. “Cause” is generally defined as the executive’s (A) conviction of, or no contest or guilty plea to, a felony (other than, in the case of Messrs. Ripp and Bairstow, (1) a moving violation or (2) a felony for which he is vicariously liable as a result of his position with us if he (x) was not aware of the underlying acts or upon becoming aware of such acts acted reasonably and in good faith to prevent such acts or (y) reasonably believed that no law was violated by such acts after consulting with our counsel), (B) willful failure or refusal to satisfactorily perform his or her duties and responsibilities for us, other than as a result of a physical or mental impairment, which is subject to cure by him or her within 30 days of notice of such failure, (C) misappropriation (or, in the case of Messrs. Ripp and Bairstow, willful misappropriation), embezzlement or reckless or willful destruction of our property which, in the case of Messrs. Ripp and Bairstow, has a significant adverse financial effect on us or a significant adverse effect on our reputation, (D) breach of any duty of loyalty to us which, in the case of Messrs. Ripp and Bairstow, is willful and material and has a significant adverse financial effect on us or a significant adverse effect on our reputation, (E) violation of any applicable restrictive covenant agreement to which he or she is subject which, in the case of

Messrs. Ripp and Bairstow, is material and willful or (F) in the case of Messrs. Pearlstine and Larsen and Ms. Webster, intentional and improper conduct which is materially prejudicial to our business.

Termination without Cause

Employment Agreements and Equity-Based Award Agreements with Messrs. Ripp and Bairstow.  In the event of a termination without cause (the definition of which is discussed under “—Termination for Cause”), Mr. Ripp or Mr. Bairstow would have received his Accrued Obligations and would also have received the following additional payments and benefits:

Annual Bonus.  Pursuant to the terms of their respective employment agreements, in the event that the employment of Mr. Ripp or Mr. Bairstow had been terminated on December 31, 2013, he would have already earned a bonus for the year of termination, and would have received it no later than March 15th of the following year.

Cash Severance.  Mr. Ripp or Mr. Bairstow would have received his base salary on our normal payroll dates through the second anniversary of the effective date of termination (as applicable, the “Ripp Severance Term Date” or the “Bairstow Severance Term Date”). In addition, Mr. Ripp or Mr. Bairstow would have received a lump-sum payment for each calendar year through the Ripp Severance Term Date or Bairstow Severance Term Date, as applicable, equal to the average of the highest two regular annual bonuses he received in the last three-year period (as applicable, the “Ripp Average Annual Bonus” or “Bairstow Average Annual Bonus”), which, because he had not yet received a bonus as of December 31, 2013, would have equaled his target bonus for 2013. For each year, he would have received it no later than March 15th of the following year. However, if such termination occurs within one year following certain types of change in control transactions (which does not include the Spin-Off), then the cash severance otherwise payable to Mr. Ripp or Mr. Bairstow through the Ripp Severance Term Date or Bairstow Severance Term Date, as applicable, will be paid to him in a lump sum on the 70th day following the effective date of termination.

Group Benefits Continuation.  Mr. Ripp or Mr. Bairstow would have been eligible to participate in our health and welfare programs (other than disability programs) through the Ripp Severance Term Date or Bairstow Severance Term Date, as applicable.

Equity-Based Awards.  The Ripp Make Whole Stock Options or Bairstow Make Whole Stock Options would have continued to vest through the Ripp Severance Term Date or Bairstow Severance Term Date, as applicable, or, if earlier, the date Mr. Ripp or Mr. Bairstow commences full time employment (other than certain employment with a not-for-profit or government entity) or the date on which he elects to terminate this treatment (as applicable, the “Ripp Equity Cessation Date” or the “Bairstow Equity Cessation Date”), and any Ripp Make Whole Stock Options or Bairstow Make Whole Stock Options that remain unvested as of such date will become immediately vested. All of Mr. Ripp’s vested Ripp Make Whole Stock Options would have remained exercisable for five years following the earlier of the Ripp Severance Term Date or Ripp Equity Cessation Date, and Mr. Bairstow’s vested Bairstow Make Whole Stock Options would have remained exercisable for three years following the earlier of the Bairstow Severance Term Date or Bairstow Equity Cessation Date. The Ripp Make Whole RSUs or Bairstow Make Whole RSUs, as applicable, would have vested as of the effective date of termination and would have been settled within 60 days following such date.

Life Insurance.  Mr. Ripp would have continued to receive an annual $50,000 cash payment through the Ripp Severance Term Date (pro-rated for any partial years), which could have been used to purchase life insurance coverage. Mr. Bairstow would have continued to receive cash payments through the Bairstow Severance Term Date equal each year to two times the premium he would have been required to pay under a group universal life insurance program to obtain life insurance in an amount equal to $2 million of coverage.

Employment Agreements and Equity-Based Award Agreements with Messrs. Pearlstine and Larsen and Ms. Webster.  In the event of a termination without cause (the definition of which is discussed under “—Termination for Cause”), Messrs. Pearlstine or Larsen or Ms. Webster would have received his or her Accrued Obligations and would also have received the following additional payments and benefits:

Cash Severance.  Messrs. Pearlstine or Larsen would have received his base salary and target bonus amount in bi-weekly installments through the date that is 18 months following the effective date of his termination (the “Pearlstine Severance Term Date” ) or 12 months following the effective date of his termination (the “Larsen Severance Term Date”), respectively. Ms. Webster would have received her base salary and an amount equal to the average of the highest two regular annual bonuses she received in the last five-year period (the “Webster Average Annual Bonus”) in bi-weekly installments through the date that is 24 months following the effective date of her termination (the “Webster Severance Term Date”).

Group Benefits Continuation.  Messrs. Pearlstine or Larsen or Ms. Webster would have been eligible to participate in our health and life insurance programs (other than disability programs) through the Pearlstine Severance Term Date, Larsen Severance Term Date or Webster Severance Term Date, as applicable.

2013 AIP.  Pursuant to the terms of the 2013 AIP, in the event that the employment of Mr. Larsen or Ms. Webster had been terminated on December 31, 2013, each would have already earned a bonus for the year of termination and would have received it no later than March 31st of the following year. Mr. Pearlstine did not participate in the 2013 AIP.

Equity-Based Awards.  The Time Warner stock options that Mr. Larsen and Ms. Webster held upon his or her termination would have continued to vest through the Larsen Severance Term Date or Webster Severance Term Date, as applicable or, if earlier, the date on which he or she commenced full time employment or the date on which he elected to terminate this treatment (the “Larsen Equity Cessation Date” or the “Webster Equity Cessation Date”, as applicable). Mr. Larsen’s and Ms. Webster’s vested Time Warner stock options would have remained exercisable for one year following the earlier of the Larsen Severance Term Date or Webster Severance Term Date or the Larsen Equity Cessation Date or the Webster Equity Cessation Date, as applicable (but not beyond the term of such stock options). With respect to the Time Warner RSUs that Mr. Larsen and Ms. Webster held upon his or her termination, (i) in the case of RSUs awarded on or prior to January 30, 2012, the RSUs would have continued to vest through the Larsen Severance Term Date or Webster Severance Term Date or, if earlier, the Larsen Equity Cessation Date or the Webster Equity Cessation Date, as applicable, and, on such date, a pro-rated portion of the number of RSUs that were scheduled to vest on the next vesting date would have become immediately vested, and, in each case, the RSUs would have been settled in shares of Time Warner stock on the originally scheduled vesting date and (ii) in the case of RSUs awarded in February 2012, the RSUs that would have vested through the Larsen Severance Term Date or Webster Severance Term Date, as applicable and a pro-rated portion of the number of RSUs that would have vested on the next vesting date would have become immediately vested as of the date of his or her termination, and would have been settled in shares of Time Warner stock no later than 60 days following the date of his termination. Mr. Pearlstine held no Time Warner equity-based awards as of December 31, 2013.

Resignation for Material Breach

In the event Messrs. Ripp, Bairstow, Pearlstine or Larsen or Ms. Webster, had resigned due to our material breach of our obligations under his employment agreement (which, in the case of Messrs. Ripp and Bairstow, specifically includes, but is not limited to, (i) our violation of his rights under his employment agreement with respect to authority, reporting lines, duties, powers or place of employment or (ii) our failure to cause any successor to substantially all of our business and assets to assume our obligations to him under his employment agreement), he or she would have received the same benefits as those described under “—Termination without Cause.”

Change in Control of Time Warner

Employment Agreements.  The employment agreements with Messrs. Ripp, Bairstow, Pearlstine and Larsen and Ms. Webster do not provide for any additional benefits as a result of a change in control of Time Warner or Time Inc., except for, in the case of Mr. Ripp and Mr. Bairstow, accelerated payment of severance in the event of a termination by us without Cause or a resignation by the executive due to our material breach of our obligations under his employment agreement, in either case, within one year following a “change in ownership or effective control” of Time Inc. within the meaning of Section 409A of the Code as discussed under “—Termination without Cause.”

Equity-Based Award Agreements.  The agreements that govern Time Warner stock options and RSUs generally provide for vesting following a change in control of Time Warner upon the earliest of (i) the first anniversary of the change in control, (ii) the original vesting date with respect to each portion of the award and (iii) the termination of the participant’s employment without cause or by the participant for good reason. “Cause” is generally defined as (A) continued failure of an employee substantially to perform his or her duties for a period of 10 days following written notice by Time Warner or any of its affiliates, (B) dishonesty in the performance of the employee’s duties, (C) the employee’s conviction of, or plea of nolo contendere to, a crime constituting a felony or a misdemeanor involving moral turpitude, (D) the employee’s insubordination, willful malfeasance or willful misconduct in connection with his or her duties or any act or omission that is injurious to the financial condition or business reputation of Time Warner or its affiliates or (E) the employee’s breach of any restrictive covenants to which he or she is subject. “Good reason” is generally defined as (1) failure of Time Warner to pay or cause to be paid the employee’s base salary or annual bonus when due or (2) any substantial and sustained diminution in the employee’s authority or responsibilities materially inconsistent with the employee’s position, provided that good reason ceases to exist on the 60th day following the later of its occurrence or the employee’s knowledge of its occurrence, unless the employee has given us written notice of his or her termination for good reason prior to such date.

With respect to RSUs, the agreements that govern these awards provide that if the delivery of shares to the employee constitutes a “parachute payment” under Section 280G of the Code and would exceed the safe harbor amount under Section 280G of the Code, then the amounts constituting “parachute payments” would either be reduced to equal the safe harbor amount or provided to the employee in full, whichever would result in receipt by the employee of a greater amount on a net after-tax basis.

Change in Control or Spin-Off of Time Inc.

Time LTIP.  If Time Warner had ceased to own 50% or more of Time Inc., which will be the case after the Spin-Off, participants in the Time LTIP would have been entitled to accelerated payment of their awards, if any were earned. Payouts would have been determined based on the goals that were established for the 2012 through 2014 performance period and our actual ADPTI for any completed fiscal years and our forecasted ADPTI for any fiscal years that had not been completed (as reflected in the forecasts in the long-range plan for Time Inc. when the goals were originally approved. If the Spin-Off had occurred on December 31, 2013, we would not have met the relevant financial performance criteria based on our performance through 2013 and our original forecast for 2014. Accordingly, none of our employees who participate in the Time LTIP would have received a payout.

Equity-Based Award Agreements.  The agreements that govern the Time Warner stock option and RSU awards generally do not provide for accelerated vesting upon a change in control of a Time Warner division. Assuming that the Spin-Off had occurred on December 31, 2013, provided that each of Messrs. Ripp and Bairstow had remained employed by us immediately following the Spin-Off, all of his Time Warner equity-based awards would have been converted upon the Spin-Off into Time Inc. equity-based awards with the same general terms and conditions as his Time Warner equity-based awards.

Assuming that the Spin-Off had occurred on December 31, 2013, Time Warner stock options and RSUs held by our employees other than Messrs. Ripp and Bairstow (including Mr. Larsen and Ms. Webster) would have been treated as provided in the equity compensation plan under which such stock options and RSUs were awarded and the award agreements governing such awards, which would generally have resulted in forfeiture of unvested stock options and pro-rated vesting of the RSUs that were scheduled to vest on the next vesting date and forfeiture of the remainder unless such employees satisfy the requirements for retirement treatment under such equity compensation plan or award agreements, in which case more favorable vesting conditions would have applied. Following the Spin-Off, we expect to grant Time Inc. RSUs to our active employees (with the exception of certain employees outside of the United States) with a value intended to be equal to the intrinsic value of the Time Warner stock options and RSUs that the respective employee forfeited upon the Spin-Off. The Time Inc. RSUs will generally be subject to the same vesting schedule that applied to the Time Warner stock options or RSUs that the Time Inc. RSUs are intended to replace.

Retirement

Because each of Messrs. Ripp and Pearlstine was previously employed by us and our affiliates, each was retirement eligible as of December 31, 2013, however, neither would have received any additional benefits or payments following a retirement on December 31, 2013. None of Messrs. Bairstow and Larsen and Ms. Webster was retirement eligible as of December 31, 2013.

Disability

Employment Agreements with Messrs. Ripp and Bairstow.  In the event that Mr. Ripp or Mr. Bairstow becomes disabled during the term of his employment agreement such that he is prevented from performing the material functions of his position for periods aggregating six months in any twelve month period, we have the right to terminate his employment (the effective date of a termination due to disability, as applicable, the “Ripp Disability Termination Date” or the “Bairstow Disability Termination Date”), in which case he would receive his Accrued Obligations and disability benefits equal to the following:

Salary and Bonus Continuation.  Mr. Ripp or Mr. Bairstow would receive his base salary and an amount equal to the Ripp Average Annual Bonus or Bairstow Average Annual Bonus, as applicable, for a period equal to the longer of (i) the remainder of the term of employment and (ii) 12 months following the Ripp Disability Termination Date or the Bairstow Disability Termination Date (such period, as applicable, the “Ripp Disability Period” or the “Bairstow Disability Period”). Any such payments would be reduced by amounts received from workers’ compensation, Social Security and disability insurance policies maintained by us, and would cease upon the earlier of (A) Mr. Ripp or Mr. Bairstow, as applicable, commencing substantially full-time employment and (B) Mr. Ripp or Mr. Bairstow, as applicable, becoming ineligible for long-term disability benefits under our long-term disability plan or becoming eligible for partial benefits of less than 50% under such plan.

Group Benefits Continuation.  During the Ripp Disability Period or the Bairstow Disability Period, Mr. Ripp or Mr. Bairstow, as applicable, would continue to be eligible to participate in our health and welfare programs (other than disability programs).

Ripp Make Whole Awards and Bairstow Make Whole Awards.  The Ripp Make Whole Awards or Bairstow Make Whole Awards that Mr. Ripp or Mr. Bairstow holds as of the Ripp Disability Termination Date or Bairstow Disability Termination Date, as applicable, would become immediately vested on the Ripp Disability Termination Date or Bairstow Disability Termination Date, any Ripp Make Whole RSUs or Bairstow Make Whole RSUs would be settled within 60 days, and any Ripp Make Whole Stock Options or Bairstow Make Whole Stock Options would remain exercisable for a period of three years following such date.

Because each of Messrs. Ripp and Bairstow were employed by us for less than six months in 2013, December 31, 2013 could not have qualified as a “Ripp Disability Termination Date” or “Bairstow Disability Termination Date” under the terms of their respective employment agreements.

Employment Agreements with Messrs. Pearlstine and Larsen and Ms. Webster.  In the event that Messrs. Pearlstine or Larsen or Ms. Webster became disabled during the term of his or her employment agreement such that he or she is prevented from performing the material functions of his or her position for periods aggregating six months in any twelve month period, we have the right to terminate his or her employment (the effective date of such termination, as applicable, the “Pearlstine Disability Termination Date,” the “Larsen Disability Termination Date” or the “Webster Disability Termination Date”), in which case he or she would receive his or her Accrued Obligations and would also receive the following additional payments and benefits:

Salary and Bonus Continuation.  Mr. Pearlstine or Mr. Larsen would continue to receive his base salary and target bonus for a period equal to, in the case of Mr. Pearlstine, the longer of (i) the remainder of the term of employment and (ii) 12 months following the Pearlstine Disability Termination Date and, in the case of Mr. Larsen, 12 months following the Larsen Disability Termination Date. Ms. Webster would receive her base salary and the Webster Average Annual Bonus for 24 months following the Webster Disability Termination Date. Any such payments made to each of Messrs. Pearlstine or Larsen or Ms. Webster would be reduced by amounts received from workers’ compensation, Social Security and disability insurance policies maintained by us, and would cease upon the earlier of (A) Messrs. Pearlstine or Larsen or Ms. Webster, as applicable, commencing substantially full-time employment and (B) Messrs. Pearlstine or Larsen or Ms. Webster, as applicable, becoming ineligible for long-term disability benefits under our long-term disability plan or becoming eligible for partial benefits of less than 50% under such plan.

2013 AIP.  Pursuant to the terms of the 2013 AIP, in the event that the employment of Mr. Larsen or Ms. Webster had been terminated due to disability on December 31, 2013, he or she would have already earned a bonus for the year of termination, and would have received it no later than March 31st of the following year. Mr. Pearlstine did not participate in the 2013 AIP.

Equity-Based Award Agreements.  Under the terms of the agreements governing awards of Time Warner stock options and RSUs, stock options and RSUs held by each of Mr. Larsen and Ms. Webster would have vested upon his or her disability. Stock options would have remained exercisable for three years following the date of disability (but not beyond the term of such stock options). Mr. Pearlstine held no Time Warner equity-based awards as of December 31, 2013.

Because Mr. Pearlstine was employed by us for less than six months in 2013, December 31, 2013 could not have qualified as a “Pearlstine Disability Termination Date” under the terms of his employment agreement.

Death

Employment Agreements with Messrs. Ripp and Bairstow.  In the event of Mr. Ripp’s or Mr. Bairstow’s death, his estate or designated beneficiary would have received his base salary until the last day of the month in which his death occurred and a pro-rated bonus for the year in which his death occurred (which will be paid at the time bonuses are normally paid and would have been calculated based on the Ripp Average Annual Bonus or Bairstow Average Annual Bonus, as applicable).

Ripp Make Whole Awards and Bairstow Make Whole Awards.  In the event of Mr. Ripp’s or Mr. Bairstow’s death, the Ripp Make Whole Awards or Bairstow Make Whole Awards, as applicable, would have been treated in a manner consistent with the treatment described under “—Disability.”

Employment Agreements with Messrs. Pearlstine and Larsen and Ms. Webster. In the event of the death of Messrs. Pearlstine or Larsen or Ms. Webster, his or her estate or designated beneficiary would receive his or her Accrued Obligations.

2013 AIP.  Pursuant to the terms of the 2013 AIP, in the event that the employment of Mr. Larsen or Ms. Webster had been terminated due to death on December 31, 2013, he or she would have already earned a bonus for the year of termination, and would have received it no later than March 31st of the following year. Mr. Pearlstine did not participate in the 2013 AIP.

Equity-Based Award Agreements.  Under the terms of the agreements governing awards of Time Warner stock options and RSUs, stock options and RSUs held by each of Mr. Larsen and Ms. Webster, would have vested upon his or her death. Stock options would have remained exercisable for three years following the date of death (but not beyond the term of such stock options). Mr. Pearlstine held no Time Warner equity-based awards as of December 31, 2013.

TERMINATION WITHOUT CAUSE, IN CONNECTION WITH CHANGE IN CONTROL OR

DUE TO DEATH OR DISABILITY

Name	Base Salary Continuation(1)	Bonus Continuation(2)	Group Benefits Continuation(3)	Equity Awards: Stock Options and RSUs(4)	Other Benefits
Joseph A. Ripp
Termination without Cause	$2,000,000	$3,000,000	$13,736	$4,306,024	$100,000	(5)
Change in Control of Time Warner	—	—	—	$4,306,024	—
Change in Control of Time Warner and Termination without Cause	$2,000,000	$3,000,000	$13,736	$4,306,024	$100,000	(5)
Change in Control or Spin-Off of Time Inc.	—	—	—	—	—
Retirement	—	—	—	—	—
Disability	$4,675,000	$7,012,500	—	$4,306,024	—
Death	—	—	—	$4,306,024	—
Jeffrey J. Bairstow
Termination without Cause	$1,600,000	$1,600,000	$24,483	$574,128	$12,576	(5)
Change in Control of Time Warner	—	—	—	$574,128	—
Change in Control of Time Warner and Termination without Cause	$1,600,000	$1,600,000	$24,483	$574,128	$12,576	(5)
Change in Control or Spin-Off of Time Inc.	—	—	—	—	—
Disability	$2,940,000	$2,940,000	—	$574,128	—
Death	—	—	—	$574,128	—
Norman Pearlstine
Termination without Cause	$1,350,000	$1,350,000	$10,302	—	—
Change in Control of Time Warner	—	—	—	—	—
Change in Control of Time Warner and Termination without Cause	$1,350,000	$1,350,000	$10,302	—	—
Change in Control or Spin-Off of Time Inc.	—	—	—	—	—
Retirement	—	—	—	—	—
Disability	$2,550,000	$2,550,000	—	—	—
Death	—	—	—	—	—
Todd Larsen
Termination without Cause	$750,000	$500,000	$10,443	$127,588	—
Change in Control of Time Warner	—	—	—	$346,160	—
Change in Control of Time Warner and Termination without Cause	$750,000	$500,000	$10,443	$346,160	—
Change in Control or Spin-Off of Time Inc.	—	—	—	$69,999	—
Disability	$750,000	$500,000	—	$346,160	—
Death	—	—	—	$346,160	—
Evelyn Webster
Termination without Cause	$1,485,000	$1,098,389	$6,791	$2,542,053	—
Change in Control of Time Warner	—	—	—	$2,710,838	—
Change in Control of Time Warner and Termination without Cause	$1,485,000	$1,098,389	$6,791	$2,710,838	—
Change in Control or Spin-Off of Time Inc.	—	—	—	$936,200	—
Disability	$1,485,000	$1,098,389	—	$2,710,838	—
Death	—	—	—	$2,710,838	—

(1)

Reflects the payment by us of (i) in the case of termination without Cause, 100% of base salary in effect immediately prior to the termination of employment during the applicable NEO’s severance period (24 months for Messrs. Ripp and Bairstow and Ms. Webster, 18 months for Mr. Pearlstine and 12 months for Mr. Larsen) and (ii) in the case of termination due to disability, 100% of base salary during the applicable NEO’s disability period (through September 3, 2018 for Mr. Ripp, through September 3, 2017 for Mr. Bairstow, through

October 31, 2016 for Mr. Pearlstine, through December 31, 2014 for Mr. Larsen and through December 31, 2015 for Ms. Webster). The amounts shown for disability do not reflect any reductions for other sources of disability payments received by the applicable NEOs.

(2)	Reflects the payment by us of the Ripp Average Annual Bonus, the Bairstow Average Annual Bonus, Mr. Pearlstine’s target bonus, Mr. Larsen’s target bonus, the Webster Annual Bonus, as applicable, during the applicable NEO’s severance period or disability period.
(3)	In the case of termination without Cause, reflects the cost to us of the applicable NEO’s continued participation in our group benefit plans (consisting of medical and dental insurance coverage, $50,000 of basic life insurance coverage, and accidental death and dismemberment insurance coverage) during his or her severance period. The table excludes the cost of providing these group benefits during the applicable NEO’s disability period, because these benefits are available generally to all of our salaried employees during a disability period under our benefit programs.
(4)	Reflects the value of accelerated Time Warner stock options calculated based on the difference between the exercise price of the stock options and the closing sale price of Time Warner common stock reported on the NYSE Composite Tape on December 31, 2013 and the value of accelerated Time Warner RSUs calculated based on the closing sale price of Time Warner common stock reported on the NYSE Composite Tape on December 31, 2013.
(5)	In the case of termination without Cause, reflects cash payments to (i) Mr. Ripp pursuant to his employment agreement equal to $50,000 per year and (ii) Mr. Bairstow pursuant to his employment agreement equal to two times the premiums he would have been required to pay under a group universal life insurance program to obtain a specified amount of life insurance coverage.

Restrictive Covenants

Employment Agreements with Messrs. Ripp and Bairstow.  The employment agreements with Messrs. Ripp and Bairstow provide that each is subject to restrictive covenants that obligate him not to disclose any of Time Inc.’s, Time Warner’s or their respective subsidiaries’ and affiliates’ confidential matters at any time. During their respective terms of employment (including during the notice period applicable in the case of non-renewal of the employment agreement), each is not permitted to compete with us by directly or indirectly rendering services to, or owning or acquiring certain interests in, any person or entity that engages, directly or indirectly, in any line of business that is substantially the same as any line of business that we engage in, conduct or, to his knowledge, have definitive plans to engage in or conduct. In addition, each of Messrs. Ripp and Bairstow is subject to the same competition restrictions that apply during his term of employment (i) for two years following the effective date of termination, if his employment is terminated (A) by us for cause or (B) prior to the initial expiration date of his employment agreement, as applicable, by us without cause or by him due to our material breach of his employment agreement, or (ii) for one year following (A) the Ripp Disability Termination Date or Bairstow Disability Termination Date, as applicable, if Mr. Ripp’s or Mr. Bairstow’s employment is terminated due to disability or (B) the effective date of termination, if Mr. Ripp or Mr. Bairstow resigns prior to the initial expiration date of the employment agreement other than due to our material breach of his employment agreement. Finally, for two years following termination of his employment for any reason, Mr. Ripp or Mr. Bairstow, as applicable, is not permitted to, directly or indirectly, solicit the employment of, employ, or cause any other person to take such actions with respect to any person who was our employee or an employee of our affiliates on, or within six months prior to, the effective date of termination.

Employment Agreements with Messrs. Pearlstine and Larsen and Ms. Webster.  The employment agreements with Messrs. Pearlstine and Larsen and Ms. Webster provide that each is subject to restrictive covenants that obligate him or her not to disclose any of Time Inc.’s confidential matters at any time. During their respective terms of employment, each is prohibited from competing with us by directly or indirectly rendering services to, or owning or acquiring certain interests in, any person or entity that engages, directly or indirectly, in any line of business that is substantially the same as any line of business that we engage in, conduct or, to his or her knowledge, have definitive plans to engage in or conduct. In addition, Messrs. Pearlstine and Larsen and Ms. Webster are each subject to the same competition restrictions that apply during his or her term of employment (i) for one year following the effective date of termination or the Pearlstine Disability Termination Date or Larsen Disability Termination Date, as applicable, if his or her employment is terminated (A) by us for cause or, other than with respect to Ms. Webster, due to disability or (B) due to his or her resignation or retirement and (ii) in the case of Messrs. Pearlstine and Larsen, through the Pearlstine Severance Term Date and Larsen Severance Term Date, as applicable, and, in the case of Ms. Webster, for two years, following termination by us without cause, by him or her due to our material breach of his or her employment agreement, or, in the case of Ms. Webster, due to disability. In addition, each of Messrs. Pearlstine and Larsen and Ms. Webster is not permitted to, directly or indirectly, solicit the employment of, employ, or cause any other person to take such actions with respect to any person who was our employee or an employee of our affiliates on, or within six months prior to, the effective date of termination, for, in the case of Mr. Pearlstine, (i) one year following the effective date of termination or the Pearlstine Disability Termination Date, as applicable, if his employment is terminated (A) by us for cause or (B) due to his disability, resignation or retirement and (ii) through the Pearlstine Severance Term Date following termination by us without cause or by him due to our material breach of his employment agreement, in the case of Mr. Larsen, 18 months, and, in the case of Ms. Webster, two years, following the effective termination date or the Larsen Disability Termination Date or Webster Disability Termination Date, as applicable. Such non-competition and non-solicitations restrictions will lapse if, following the first year of such period and upon 30 days written notice to us, Messrs. Pearlstine or Larsen or Ms. Webster, as applicable, waive the right to any payments or benefits to which he or she is entitled following such date. Pursuant to Mr. Larsen’s and Ms. Webster’s employment agreements, each is additionally not permitted to make any statements, in a professional or personal capacity, disparaging our business or Time Inc. Finally, for one year following termination of his or her employment for any reason, Messrs. Pearlstine or Larsen or Ms. Webster, as applicable, is not permitted to, directly or indirectly, solicit the business of any client with whom he or she provided services to or had access to information about during his or her employment with us.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, Time Warner beneficially owns all the outstanding shares of our common stock. After the Spin-Off, Time Warner will not own any shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors following the Spin-Off;

•	each officer named in the Summary Compensation Table; and

•	all of our directors and executive officers following the Spin-Off as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Time Warner common stock on                     , 2014, giving effect to a distribution ratio of one share of our common stock for every              shares of Time Warner common stock he, she or it held.

To the extent our directors and executive officers own Time Warner common stock at the Record Date of the Spin-Off, they will participate in the Distribution on the same terms as other holders of Time Warner common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities he, she or it holds.

Immediately following the Spin-Off, we estimate that              million shares of our common stock will be issued and outstanding, based on the approximately              shares of Time Warner common stock outstanding on                     , 2014. The actual number of shares of our common stock outstanding following the Spin-Off will be determined on                     , 2014, the Record Date.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors and Named Executive Officers:
Mr. Joseph A. Ripp(a)
Mr. Jeffrey J. Bairstow(a)
Mr. Norman Pearlstine(a)
Mr. Todd Larsen(a)
Ms. Evelyn Webster(a)
Ms. Laura Lang(a)
Mr. Howard M. Averill(a)
Mr. Maurice F. Edelson(a)
Ms. Martha Nelson(a)
All directors and executive officers as a group ( persons)(b)
Principal Stockholders:
BlackRock, Inc.(c) 40 East 52nd Street New York, NY 10022		5.8%

(a)	These officers were our NEOs in 2013. As described further in the section titled “Executive Compensation,” Ms. Lang separated from service with us on November 2, 2013, Mr. Averill became an employee of Time Warner on September 3, 2013, Mr. Edelson became an employee of Time Warner on November 4, 2013 and Ms. Nelson separated from service with us on December 31, 2013. Messrs. Ripp, Bairstow and Pearlstine joined us in 2013. For more information regarding our executive management team following the Spin-Off, see “Management.”
(b)	Includes only the persons listed in the tables of our directors and executive officers following the Spin-Off in the section titled “Management” in this Information Statement.
(c)	Based solely on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 4, 2014.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Time Warner

Following the Spin-Off, we and Time Warner will operate independently, and neither will have any ownership interest in the other. In order to govern the ongoing relationships between us and Time Warner after the Spin-Off and to facilitate an orderly transition, we and Time Warner intend to enter into agreements providing for various services and rights following the Spin-Off, and under which we and Time Warner will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with Time Warner. You are encouraged to read the forms of the material agreements, which have been filed as exhibits to our Registration Statement on Form 10, of which this Information Statement is a part, for greater detail with respect to the terms of these agreements.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Time Warner before the Distribution. The Separation and Distribution Agreement will set forth our agreements with Time Warner regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with Time Warner following the Spin-Off.

Transfer of Assets and Assumption of Liabilities.  The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Time Warner so that we and Time Warner retain the assets of, and the liabilities associated with, our respective businesses. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Time Warner. In particular, the Separation and Distribution Agreement will generally provide that:

•	all of the assets of the Publishing Business not already owned by us and owned by Time Warner prior to the Distribution will be transferred to us;

•	all of the assets of the businesses and operations conducted by Time Warner other than the Publishing Business not already owned by Time Warner and owned by us prior to the Distribution will be transferred to Time Warner;

•	all of the liabilities (whether accrued, contingent or otherwise) of the Publishing Business that are obligations of Time Warner prior to the Distribution will be assumed by us; and

•	all of the liabilities (whether accrued, contingent or otherwise) of the business and operations conducted by Time Warner other than the Publishing Business that are our obligations prior to the Distribution will be assumed by Time Warner.

Internal Reorganization.  The Separation and Distribution Agreement will describe certain actions related to our separation from Time Warner that have occurred or will occur prior to the Distribution, including the following:

•	the distribution of cash by Time Atlantic Europe Holdings Limited (“Time Atlantic”), a wholly owned subsidiary of Historic TW Inc. (“Historic TW”), to Historic TW;

•	the contribution by Historic TW to us, as its wholly owned subsidiary, of certain of our trademarks, tradenames and service marks owned by it and of all the outstanding equity interests of certain of its other wholly owned subsidiaries that comprise part of the Publishing Business, including Time Atlantic;

•	the exchange by Historic TW, a direct subsidiary of Time Warner, with Time Warner of all of our outstanding shares of common stock in redemption of shares of Historic TW owned by Time Warner, such that we become a direct wholly owned subsidiary of Time Warner;

•	the series of transactions that will be undertaken to prepare our U.K. publishing business to be transferred to us from Time Warner Limited, an indirect subsidiary of Time Warner;

•	the acquisition by Time Atlantic of our U.K. publishing business from Time Warner Limited in exchange for a note (the “IPC Note”);

•	the issuance of debt securities by us to third-party investors;

•	the establishment by us of a term loan and revolving commitments, in each case with a syndicate of third-party lenders;

•	the repayment in cash of the IPC Note by Time Atlantic;

•	the issuance of shares of our common stock by us to Time Warner so that the number of outstanding shares of our common stock is equal to the number of shares that will be distributed in the Distribution; and

•	the declaration and distribution of a special cash dividend by us to Time Warner in the amount of $ (the “Special Dividend”).

Intercompany Arrangements.  All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Time Warner, on the other hand, will terminate effective as of the Distribution, except specified agreements and arrangements that are intended to survive the Distribution.

Shared Contracts.  We and Time Warner will use reasonable best efforts, prior to the Distribution, to work together in an effort to divide, partially assign, modify and/or replicate any contract or agreement of ours, Time Warner’s or any of our or their respective affiliates, if such contract or agreement relates in any material respect to both the Publishing Business and the businesses and operations conducted by Time Warner and its subsidiaries other than the Publishing Business.

Credit Support.  We will agree to use reasonable best efforts to arrange, prior to the Distribution, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support currently provided by or through Time Warner or any of its affiliates for the benefit of Time Inc. or any of its affiliates.

Representations and Warranties.  In general, neither we nor Time Warner will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement, all assets will be transferred on an “as is,” “where is” basis.

Further Assurances.  The parties will use reasonable best efforts to effect any transfers contemplated by the Separation and Distribution Agreement that have not been consummated prior to the Distribution as promptly as practicable following the Distribution Date. In addition, the parties will use reasonable best efforts to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained as promptly as practicable following the Distribution.

The Distribution.  The Separation and Distribution Agreement will govern Time Warner’s and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, Time Warner will deliver all the issued and outstanding shares of our common stock to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver the shares of our common stock to Time Warner stockholders based on the distribution ratio. The Time Warner Board will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the Distribution.

Conditions.  The Separation and Distribution Agreement will also provide that several conditions must be satisfied or waived by Time Warner in its sole and absolute discretion before the Distribution can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off.” The Time Warner Board may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Spin-Off and may at any time prior to the completion of the Spin-Off decide to abandon or modify the Spin-Off.

Exchange of Information.  We and Time Warner will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and Time Warner will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement. Until the end of the first full fiscal year following the Distribution, each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Termination.  The Time Warner Board, in its sole and absolute discretion, may terminate the Separation and Distribution Agreement at any time prior to the Distribution.

Release of Claims.  We and Time Warner will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the Distribution have been the other’s stockholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. These releases will be subject to exceptions set forth in the Separation and Distribution Agreement.

Indemnification.  We and Time Warner will each agree to indemnify the other and each of the other’s current, former and future directors, officers and employees, and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and Time Warner’s respective businesses. The amount of either Time Warner’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification.

Intellectual Property.  We and Time Warner will each consent to, and agree to cooperate with respect to, the use and registration by the other of certain trademarks and domain names in connection with our respective businesses.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which Time Warner will provide us, and we will provide Time Warner, with specified services for a limited time to help ensure an orderly transition following the Distribution. The Transition Services Agreement will specify the calculation of our costs for these services. The cost of these services will be negotiated between us and Time Warner and may not necessarily be reflective of prices that we could have obtained for similar services from an independent third party.

We anticipate that Time Warner will provide certain administrative services, information technology systems and infrastructure support, including administrative support services related to benefit plans, human resources, tax and treasury matters, for a transitional period after the Spin-Off. Similarly, we anticipate that we will provide certain limited transition services to certain Time Warner subsidiaries, including services relating to payroll taxes and data center hosting. The cost of the services to be provided by each party is not expected to be material.

Given the short-term nature of the Transition Services Agreement, we are in the process of increasing our internal capabilities to eliminate reliance on Time Warner for the transition services it will provide us as quickly as possible following the Spin-Off.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Time Warner that will govern the respective rights, responsibilities and obligations of Time Warner and us after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests).

With respect to taxes other than those incurred in connection with the Spin-Off (which are discussed below), the Tax Matters Agreement will provide that we will indemnify Time Warner for (1) any taxes of Time Inc. and its subsidiaries for all periods after the Distribution and (2) any taxes of the Time Warner group for periods prior to the Distribution to the extent attributable to Time Inc. or its subsidiaries. For purposes of the indemnification described in clause (2), however, we will generally be required to indemnify Time Warner only for any such taxes that are paid in connection with a tax return filed after the Distribution or that result from an adjustment made by any tax authority after the Distribution. In these cases, our indemnification obligations are generally computed based on the amount by which the tax liability of the Time Warner group is greater than it would have been absent our inclusion in its tax returns (or absent the applicable adjustment).

The Tax Matters Agreement generally will provide that we will be required to indemnify Time Warner for any taxes (and reasonable expenses) resulting from the failure of any step of the Spin-Off to qualify for its intended tax treatment under U.S. federal income tax and U.K. tax laws, where such taxes result from (1) untrue representations and breaches of covenants that we will make and agree to in connection with the Spin-Off (including representations we will make in connection with a tax opinion to be received by Time Warner and covenants containing the restrictions described below that are designed to preserve the tax-free nature of the Distribution), (2) the application of certain provisions of U.S. federal income tax law to the Spin-Off or (3) any other actions that we know or reasonably should expect would give rise to such taxes. We and Time Warner will generally have joint control over any audit or other proceeding relating to the Spin-Off.

As a member of Time Warner’s consolidated U.S. federal income tax group, we have (and will continue to have following the Spin-Off) joint and several liability with Time Warner to the IRS for the consolidated U.S. federal income taxes of the Time Warner group relating to the taxable periods in which we were part of the group.

The Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the tax-free nature of the Distribution. These restrictions will apply for the two-year period after the Distribution. Although we will be able to engage in an otherwise restricted action if we obtain appropriate advice from counsel (or a ruling from the IRS), as described above under “Risk Factors—Risks Relating to the Spin-Off—We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Distribution, which may reduce our strategic and operating flexibility,” these restrictions may limit our ability to pursue strategic transactions or discourage or delay others from pursuing strategic transactions that our stockholders may consider favorable.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Time Warner that will address employment, compensation and benefits matters. The Employee Matters Agreement will address the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participated. The treatment of certain benefit plans and programs, including retirement plans, non-qualified deferred compensation plans and stock options and RSUs granted or awarded to our employees under Time Warner’s equity incentive plans, will be treated as described in “Executive Compensation—Compensation Discussion and Analysis.” The Employee Matters Agreement will also govern the transfer of employees between Time Warner and us in connection with the Distribution, and also sets forth certain obligations for reimbursements and indemnities between Time Warner and us.

Ongoing Commercial Agreements

In addition to the above agreements, we are also currently party to various other agreements with Time Warner and its subsidiaries that are intended to continue post-Distribution subject to their existing terms or terms and conditions to be negotiated and agreed to. We do not consider these agreements to be material.

Other Arrangements

Prior to the Spin-Off, we have had various other arrangements with Time Warner, including arrangements whereby Time Warner provides cash management and treasury services to us as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Financial Condition and Liquidity.”

As described in more detail in “—Separation and Distribution Agreement” above, these arrangements, other than those contemplated pursuant to the Transition Services Agreement, will generally be terminated in connection with the Spin-Off. We do not consider these arrangements with Time Warner to be material.

Related Party Transactions

Brendan Ripp is the son of Joseph A. Ripp, who became our Chief Executive Officer in September 2013. Brendan Ripp has been an employee of ours since September 2000. He has served as the publisher of Sports Illustrated and the related SI.com website since January 2014, having previously served as the Vice President Sales and Marketing of Fortune and, before that, as publisher of Money and Time. For the years ended December 31, 2011, 2012 and 2013, Brendan Ripp received compensation (excluding equity awards) of approximately $620,000, $640,000, and $602,000, respectively, which includes base salary, bonus and all other cash compensation and perquisites. Brendan Ripp also received equity awards from Time Warner consisting of 4,800 stock options and 3,360 RSUs in 2011 and 5,250 RSUs in 2012. The terms of these grants are substantially the same as the equity grants made to our NEOs in 2011 and 2012 (other than the Lang Make Whole Award) and described in “Executive Compensation” above. During 2013, equity awards were generally not granted to our employees (other than Joseph A. Ripp and Jeffrey J. Bairstow).

Our Board intends to adopt a written policy for the review and approval of transactions involving related persons, which consist of directors, director nominees, executive officers, persons or entities known to us to be the beneficial owner of more than 5% of any outstanding class of the voting securities of Time Inc., or immediate family members or certain affiliated entities of any of the foregoing persons. Under authority delegated by our Board, the Nominating and Governance Committee (or its chair, under certain circumstances) will be responsible for applying the policy with the assistance of the General Counsel or his or her designee (if any). Transactions covered by the policy will consist of any financial transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which: the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year; Time Inc. is, will or may be expected to be a participant; and any related person has or will have a direct material interest or an indirect material interest.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Distribution Date, Time Warner, as our sole stockholder, will approve and adopt our Amended and Restated Certificate of Incorporation, and our Board will approve and adopt our Amended and Restated By-laws. The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated By-laws and certain provisions of Delaware law. You are encouraged to read our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws, which have been filed as exhibits to our Registration Statement on Form 10, of which this Information Statement is part, for greater detail with respect to these provisions.

Distribution of Securities

During the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of             million shares of common stock, par value $0.01 per share, and              million shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding.  Immediately following the Spin-Off, we estimate that approximately              million shares of our common stock will be issued and outstanding, based on approximately              shares of Time Warner common stock outstanding as of                     , 2014. The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of Time Warner common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to Time Warner’s equity plans and any repurchases of Time Warner shares by Time Warner pursuant to its common stock repurchase program, in each case on or prior to the Record Date.

Dividends.  Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Dividend Policy” and “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.”

Voting Rights.  The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Other Rights.  Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid.  The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions in our proposed Amended and Restated Certificate of Incorporation and our proposed Amended and Restated By-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

Blank Check Preferred Stock.  Our Amended and Restated Certificate of Incorporation will permit us to issue, without any further vote or action by the stockholders, up to              million shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

No Stockholder Action by Written Consent.  Our Amended and Restated Certificate of Incorporation will expressly exclude the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

Special Stockholder Meetings.  Under our proposed Amended and Restated By-laws, only our Chief Executive Officer, Board of Directors or any record holders of shares representing at least 25% of the combined voting power of the then outstanding shares of all classes and series of our capital stock entitled generally to vote in the election of directors, voting as a single class, will be able to call a special meeting of stockholders. For a stockholder to call a special meeting, the stockholder must comply with the requirements set forth in our Amended and Restated By-laws, including giving notice to our secretary, which notice must include the information described in “—Requirements for Advance Notification of Stockholder Nominations and Proposals” below.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Under our proposed Amended and Restated By-laws, stockholders of record will be able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be timely, generally between 90 and 120 days prior to the first anniversary of the prior year’s annual meeting, and must include, among other information, the name and address of the stockholder giving the notice, a representation that such stockholder is a holder of record of our common stock as of the date of the notice, certain information regarding such stockholder’s beneficial ownership of our securities and any derivative instruments based on or linked to the value of or return on our securities as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director, a brief description of any other business such stockholder proposes to bring before the meeting and the reason for conducting such business and a representation as to whether such stockholder intends to solicit proxies.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Under Delaware law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by our Amended and Restated Certificate of Incorporation or our Amended and Restated By-laws, a vote of stockholders or disinterested directors, agreement or otherwise.

Under Delaware law, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that such person is prohibited from being indemnified.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer, in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our Amended and Restated Certificate of Incorporation will provide that, to the fullest extent permitted under Delaware law, no Time Inc. director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Our Amended and Restated By-laws will require indemnification, to the fullest extent permitted under Delaware law, of any person who is or was a director or officer of Time Inc. or any of its direct or indirect wholly owned subsidiaries and who is or was a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Time Inc. or any direct or indirect wholly owned subsidiary of Time Inc., or is or was serving at the request of Time Inc. as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that the foregoing shall not apply to a director or officer with respect to a proceeding that was commenced by such director or officer except under certain circumstances.

In addition, our Amended and Restated By-laws will provide that expenses incurred by or on behalf of a current or former director or officer in connection with defending any action, suit or proceeding will be advanced to the director or officer by us upon the request of the director or officer, which request, if required by law, will include an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses.

The indemnification rights to be provided in our Amended and Restated By-laws will not be exclusive of any other right to which persons seeking indemnification may otherwise be entitled.

As permitted by Delaware law, our Amended and Restated By-laws will authorize us to purchase and maintain insurance to protect any director, officer, employee or agent against claims and liabilities that such persons may incur in such capacities.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Listing

We intend to list our common stock on              under the symbol “            .”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that Time Warner’s stockholders will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

Investor Relations

Time Inc.

1271 Avenue of the Americas

New York, New York 10020

We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Time Warner Inc.

We have audited the accompanying combined balance sheets of the Publishing Business, representing the Time Inc. segment, as described in Time Warner Inc.’s Annual Report on Form 10-K as of December 31, 2013 and 2012, and the related combined statements of operations, comprehensive income, cash flows and equity for each of the three years in the period ended December 31, 2013. Our audits also included the Financial Statement Schedule II listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the management of the Publishing Business. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Publishing Business’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Publishing Business’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Publishing Business at December 31, 2013 and 2012, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related Financial Statement Schedule II, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, NY

March 7, 2014

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED BALANCE SHEET

(millions)

	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and equivalents	$46	$81
Receivables, less allowances of $281 and $350	489	588
Inventories, net of reserves	56	83
Deferred income taxes	75	82
Prepaid expenses and other current assets	97	52

Total current assets	763	886

Property, plant and equipment, net	534	576
Intangible assets subject to amortization, net	582	638
Intangible assets not subject to amortization	586	637
Goodwill	3,162	3,150
Other assets	47	48

Total assets	$5,674	$5,935

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	$534	$531
Deferred revenue	449	485

Total current liabilities	983	1,016

Long-term debt	38	36
Deferred income taxes	313	313
Deferred revenue	135	137
Other noncurrent liabilities	163	149
Commitments and Contingencies (Note 13)

Equity
Divisional equity	4,158	4,429
Accumulated other comprehensive loss, net	(116)	(145)

Total equity	4,042	4,284

Total liabilities and equity	$5,674	$5,935

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED STATEMENT OF OPERATIONS

Year Ended December 31,

(millions)

	2013	2012	2011
Revenues:
Advertising	$1,807	$1,819	$1,923
Circulation	1,129	1,210	1,271
Other	418	407	483

Total revenues	3,354	3,436	3,677
Costs of revenues	(1,337)	(1,357)	(1,393)
Selling, general and administrative	(1,516)	(1,554)	(1,644)
Amortization of intangible assets	(42)	(36)	(42)
Restructuring and severance costs	(63)	(27)	(18)
Asset impairments	(79)	(6)	(17)
Gain (loss) on operating assets, net	13	(36)	—

Operating income	330	420	563
Interest expense, net	(3)	(3)	(4)
Other income (loss), net	(1)	(3)	6

Income before income taxes	326	414	565
Income tax provision	(125)	(151)	(197)

Net income	$201	$263	$368

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED STATEMENT OF COMPREHENSIVE INCOME

Year Ended December 31,

(millions)

	2013	2012	2011
Net income	$201	$263	$368

Other comprehensive income, net of tax:
Foreign currency translation adjustments	31	43	(21)

Benefit obligations:
Unrealized gains (losses) occurring during the period	(4)	(26)	(29)
Less: Reclassification adjustment for losses realized in net income	2	1	1

Net benefit obligations	(2)	(25)	(28)

Other comprehensive income (loss)	29	18	(49)

Comprehensive income	$230	$281	$319

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED STATEMENT OF CASH FLOWS

Year Ended December 31,

(millions)

	2013	2012	2011
OPERATING ACTIVITIES
Net income	$201	$263	$368
Adjustments for noncash and nonoperating items:
Depreciation and amortization	127	127	142
Asset impairments	79	6	17
Loss on investments and other assets, net	—	36	1
Equity in (gains) losses of investee companies, net of cash distributions	2	4	(6)
Equity-based compensation	18	39	41
Deferred income taxes	28	32	18
Changes in operating assets and liabilities, net of acquisitions:
Receivables	145	79	37
Inventories	32	(2)	1
Accounts payable and other liabilities	(162)	(130)	(109)
Other changes	(52)	7	(36)

Cash provided by operations	418	461	474

INVESTING ACTIVITIES
Investments and acquisitions, net of cash acquired	10	(8)	(2)
Capital expenditures	(34)	(34)	(48)
Other investment proceeds	1	16	4

Cash used by investing activities	(23)	(26)	(46)

FINANCING ACTIVITIES
Excess tax benefit from equity instruments	34	16	6
Net transfers to Time Warner	(464)	(465)	(411)

Cash used by financing activities	(430)	(449)	(405)

INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(35)	(14)	23
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	81	95	72

CASH AND EQUIVALENTS AT END OF PERIOD	$46	$81	$95

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED STATEMENT OF EQUITY

(millions)

	Divisional Equity	Accumulated Other Comprehensive Loss, Net	Total Equity
BALANCE AT DECEMBER 31, 2010	$4,707	$(114)	$4,593
Net income	368	—	368
Other comprehensive loss	—	(49)	(49)
Net transactions with Time Warner parent	(464)	—	(464)

BALANCE AT DECEMBER 31, 2011	$4,611	$(163)	$4,448

Net income	263	—	263
Other comprehensive income	—	18	18
Net transactions with Time Warner parent	(445)	—	(445)

BALANCE AT DECEMBER 31, 2012	$4,429	$(145)	$4,284

Net income	201	—	201
Other comprehensive income	—	29	29
Net transactions with Time Warner parent	(472)	—	(472)

BALANCE AT DECEMBER 31, 2013	$4,158	$(116)	$4,042

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

On March 6, 2013, Time Warner Inc. (“Time Warner”) announced plans for the complete legal and structural separation (the “Spin-Off”) of its Time Inc. segment as described in Time Warner’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Publishing Business”) from Time Warner. To effect the Spin-Off, Time Warner will first undertake a series of internal transactions, following which Time Inc., Time Warner’s wholly owned subsidiary, will hold the Publishing Business. The Spin-Off will be completed by way of a pro rata dividend of Time Inc. shares held by Time Warner to its stockholders as of the record date. Following the Spin-Off, Time Warner stockholders will own 100% of the outstanding shares of common stock of Time Inc. and Time Inc. will operate as an independent publicly-traded company.

We are the largest magazine publisher in the United States based on both readership and print advertising revenues and the largest magazine publisher in the U.K. based on print newsstand revenues. As of December 31, 2013, we published 23 magazines in print in the United States, including People, Sports Illustrated, InStyle, Time, Real Simple, Southern Living, Entertainment Weekly and Fortune and over 70 magazines outside the United States, primarily through IPC Magazines Group Limited (“IPC”) in the U.K. and Grupo Editorial Expansión (“GEX”) in Mexico. Our U.S. and U.K. print magazines are also available as tablet editions on multiple digital devices and platforms. In addition, as of December 31, 2013, we operated over 45 websites that collectively have millions of average unique visitors around the world. We also operate an integrated publishing business that provides content marketing, targeted local print and digital advertising programs, branded book publishing and marketing and support services, including magazine subscription sales services, retail distribution and marketing services and customer service and fulfillment services, to us and/or other third-party clients, including other magazine publishers.

Basis of Presentation

The combined financial statements have been prepared on a stand-alone basis and were derived from Time Warner’s consolidated financial statements and accounting records. The combined financial statements include our assets, liabilities, revenues, expenses and cash flows. Intercompany accounts and transactions between the combined businesses have been eliminated. For each of the periods presented, the entities that are part of the Publishing Business were each separate indirect wholly owned subsidiaries of Time Warner. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly-traded company during the periods presented.

In connection with the Spin-Off, we will enter into agreements with Time Warner that either have not existed historically or are on different terms than the terms of arrangements or agreements that existed prior to the Spin-Off. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of the separation from Time Warner, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial statements include allocations of certain Time Warner corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by us if we had operated as an independent publicly-traded company or of the costs expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to us by Time Warner, including cash management and other treasury services, administrative services (such as tax, human resources and employee benefit administration) and certain global marketing and IT services. The expense related to charges for services performed by Time Warner was $17 million in each of 2013, 2012 and 2011. See Note 14 for further information regarding the allocation of Time Warner corporate expenses.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

In addition, the combined financial statements include amounts related to international defined benefit pension plans, primarily in the U.K., that are sponsored by entities that are part of the Publishing Business. Following the Spin-Off, we expect to be responsible for certain pension liabilities associated with certain of our employees related to benefit plans sponsored or managed by Time Warner. The amount of such liabilities has not yet been determined and, accordingly, the combined financial statements do not reflect such liabilities. We expect these liabilities would have been less than $50 million as of December 31, 2013.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported in the combined financial statements and footnotes thereto. Actual results could differ from those estimates.

Significant estimates and judgments inherent in the preparation of the combined financial statements include accounting for asset impairments, allowances for doubtful accounts, depreciation and amortization, magazine and product returns, pension and other postretirement benefits, equity-based compensation, income taxes, contingencies, litigation matters, and reporting revenue for certain transactions on a gross versus net basis.

Accounting Guidance Adopted in 2013

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

On January 1, 2013, we adopted on a retrospective basis guidance requiring disclosure of the line item in the Combined Statement of Operations that is affected by reclassification adjustments out of Accumulated other comprehensive loss, net. The adoption of this guidance did not have a material impact on our combined financial statements. For more information, see Note 8.

Accounting for Cumulative Translation Adjustments

On January 1, 2013, we early adopted on a prospective basis guidance that requires the cumulative translation adjustment (“CTA”) related to a subsidiary of or group of assets within a consolidated foreign entity to be released into earnings when (i) the foreign entity ceases to have a controlling financial interest in that subsidiary or group of assets and (ii) the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For the sale of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment will be recognized in earnings upon the sale of the investment. CTA will also be recognized in earnings in a step acquisition transaction. The adoption of this guidance did not have a material impact on our combined financial statements.

Recent Accounting Guidance Not Yet Adopted

Presentation of Unrecognized Tax Benefits

In July 2013, guidance was issued that requires a liability related to an unrecognized tax benefit to be offset against a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations in which a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date under the tax law of a jurisdiction or the tax law of a jurisdiction does not require it, and we do not intend to use the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

financial statements as a liability and should not be combined with deferred tax assets. This guidance became effective on a prospective basis for us on January 1, 2014 and is not expected to have a material impact on our combined financial statements.

Summary of Critical and Significant Accounting Policies

The following is a discussion of each of our critical accounting policies, including information and analysis of estimates and assumptions involved in their application, and other significant accounting policies.

The Securities and Exchange Commission (“SEC”) considers an accounting policy to be critical if it is important to a company’s financial condition and results of operations and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by management. Due to the significant judgment involved in selecting certain of the assumptions used in these areas, it is possible that different parties could choose different assumptions and reach different conclusions. We consider the policies relating to the following matters to be critical accounting policies:

•	Gross versus Net Revenue Recognition (see pages F-15 to F-16);

•	Sales Returns (see page F-10);

•	Impairment of Goodwill and Intangible Assets (see pages F-12 to F-13); and

•	Income Taxes (see pages F-16 to F-17).

Cash and Equivalents

Cash equivalents consist of investments that are readily convertible into cash and have original maturities of three months or less. Cash equivalents are carried at cost, which approximates fair value.

Sales Returns

Management’s estimate of magazine and product sales that will be returned is an area of judgment affecting Revenues and Net income. In estimating magazine and product sales that will be returned, management analyzes vendor sales of our magazines and products, historical return trends, economic conditions, and changes in customer demand. Based on this information, management reserves a percentage of any magazine and product sales that provide the customer with the right of return. The provision for such sales returns is reflected as a reduction in the revenues from the related sale. Total sales returns reserves for magazines and product sales as of December 31, 2013 and 2012 were $211 million and $275 million, respectively. As of December 31, 2013, a 10% increase in the level of sales returns reserves would have decreased revenues by approximately $11 million.

Allowance for Doubtful Accounts

We monitor customers’ accounts receivable aging, and a provision for estimated uncollectible amounts is maintained based on customer payment levels, historical experience and management’s views on trends in the overall receivable aging. In addition, for larger accounts, we perform analyses of risks on a customer-specific basis. At December 31, 2013 and 2012, total reserves for doubtful accounts were approximately $70 million and $75 million, respectively. Bad debt expense recognized during the years ended December 31, 2013, 2012 and 2011 totaled $13 million, $19 million and $19 million, respectively. In general, we do not require collateral with respect to our trade receivable arrangements.

Investments

Investments in companies in which we have significant influence, but less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when we own between 20% and 50% of a voting interest in the investee, hold substantial management rights or hold an interest of less than 20% in an investee that is a limited liability partnership or limited liability corporation that is treated

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

as a flow-through entity. Under the equity method of accounting, only our investment in and amounts due to and from the equity investee are included in the Combined Balance Sheet; only our share of the investee’s earnings (losses) is included in the Combined Statement of Operations; and only the dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee are included in the Combined Statement of Cash Flows. Additionally, the carrying value of investments accounted for using the equity method of accounting is adjusted downward to reflect any other-than-temporary declines in value (see “Asset Impairments” below). At both December 31, 2013 and 2012, investments accounted for using the equity method were $11 million and classified in Other assets on the Combined Balance Sheet.

Investments in companies in which we do not have a controlling interest or over which we are unable to exert significant influence are generally accounted for at market value if the investments are publicly traded. If the investment or security is not publicly traded, the investment is accounted for at cost. Unrealized gains and losses on investments accounted for at market value are reported, net of tax, in Accumulated other comprehensive loss, net, until the investment is sold or considered impaired (see “Asset Impairments” below), at which time the realized gain or loss is included in Other income (loss), net. Dividends and other distributions of earnings from both market-value investments and investments accounted for at cost are included in Other income (loss), net, when declared. At December 31, 2013 and 2012, investments accounted for at market value and at cost were not material.

Foreign Currency Translation

Financial statements of subsidiaries operating outside the United States whose functional currency is not the U.S. Dollar are translated at the rates of exchange on the balance sheet date for assets and liabilities and at average rates of exchange for revenues and expenses during the period. Translation gains or losses on assets and liabilities are included as a component of Accumulated other comprehensive loss, net.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions to property, plant and equipment generally include material, labor and overhead. We also capitalize certain costs associated with coding, software configuration, upgrades and enhancements incurred for the development of internal use software. Depreciation is recorded on a straight-line basis over estimated useful lives as follows: 30 years for buildings, 3 to 5 years for capitalized software costs and 3 to 10 years for furniture, fixtures and other equipment. Leasehold improvements are depreciated over the lesser of the estimated useful life of the improvement or the term of the applicable lease. We periodically evaluate the depreciation periods of property, plant and equipment to determine whether a revision to its estimates of useful lives is warranted. We recorded depreciation expense of $85 million in 2013, $91 million in 2012 and $100 million in 2011. Property, plant and equipment consist of (millions):

	December 31,
	2013	2012
Land	$75	$74
Buildings and improvements	631	622
Capitalized software costs	354	347
Furniture, fixtures and other equipment	352	358
Construction in progress(a)	12	15

	1,424	1,416
Less accumulated depreciation	(890)	(840)

Total	$534	$576

(a)	Primarily relates to capitalized software costs.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Intangible Assets

We have a significant number of intangible assets, including tradenames and customer lists. We do not recognize the fair value of internally generated intangible assets. Intangible assets acquired in business combinations are recorded at the acquisition date fair value in the Combined Balance Sheet. For more information, see Note 2.

Asset Impairments

Investments

We regularly review our investments for impairment, including when the carrying value of an investment exceeds its related market value. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. Factors we consider in determining whether an other-than-temporary decline in value has occurred include (i) the market value of the security in relation to its cost basis, (ii) the financial condition of the investee and (iii) our intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

For investments accounted for using the cost or equity method of accounting, we evaluate information (e.g., budgets, business plans, financial statements, etc.) in addition to quoted market prices, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of our investment.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets, which consist of certain tradenames, are tested annually for impairment during the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances. Goodwill is tested for impairment at the reporting unit level. A reporting unit is either the “operating segment level” or one level below, which is referred to as a “component.” The level at which the impairment test is performed requires judgment as to whether the operations below the operating segment constitute a self-sustaining business or whether the operations are similar such that they should be aggregated for purposes of the impairment test. We have one operating segment. For purposes of the goodwill impairment test, management has concluded that we have one reporting unit.

In assessing Goodwill for impairment, we have the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we determine that it is not more likely than not that the fair value of our reporting unit is less than its carrying amount, we are not required to perform any additional tests in assessing Goodwill for impairment. However, if we conclude otherwise or elect not to perform the qualitative assessment, then we are required to perform the first step of a two-step impairment review process. The first step of the two-step process involves a comparison of the estimated fair value of our reporting unit to its carrying amount. In performing the first step, we determine the fair value of our reporting unit using a combination of a discounted cash flow (“DCF”) analysis and a market-based approach. Determining fair value requires the exercise of significant judgment, including judgments about appropriate discount rates and perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable public company earnings multiples. The cash flows employed in the DCF analyses are based on our most recent budgets and long range plans and, when applicable, various growth rates are assumed for years beyond the current long range plan period. Discount rate assumptions are based on an assessment of market rates as well as

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the risk inherent in the future cash flows included in the budgets and long range plans. The second step, if necessary, involves a comparison of the implied fair value of our reporting unit’s goodwill against the carrying value of that goodwill.

In 2013, we elected not to perform a qualitative assessment of Goodwill and instead proceeded to perform a quantitative impairment test. The results of the quantitative test did not result in any impairment of Goodwill because the fair value of our reporting unit exceeded its carrying value by approximately 3%. Had the fair value of our reporting unit been hypothetically lower by 10% as of December 31, 2013, the carrying value would have exceeded its fair value. If this were to occur, the second step of the impairment review process would need to be performed to determine the amount of impairment loss to record. The significant assumptions utilized in the 2013 DCF analysis were a discount rate of 10.5% and a terminal growth rate of 1.0%. The significant assumption utilized in the market-based approach was a multiple of 7.5x.

In assessing intangible assets not subject to amortization for impairment, we also have the option to perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of such an intangible asset is less than its carrying amount. If we determine that it is not more likely than not that the fair value of such an intangible asset is less than its carrying amount, then we are not required to perform any additional tests for assessing intangible assets for impairment. However, if we conclude otherwise or elect not to perform the qualitative assessment, then we are required to perform a quantitative impairment test that involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

In 2013, we elected not to perform a qualitative assessment for intangible assets not subject to amortization. The estimates of fair value of intangible assets not subject to amortization are determined using a DCF valuation analysis. Common among such approaches is the “relief from royalty” methodology, which is used in estimating the fair value of our tradenames. Discount rate assumptions are based on an assessment of the risk inherent in the projected future cash flows generated by the respective intangible assets. Also subject to judgment are assumptions about royalty rates, which are based on the estimated rates at which similar tradenames are being licensed in the marketplace.

The performance of our 2013 annual impairment test for other intangible assets not subject to amortization resulted in the impairment of a tradename. As a result, we wrote down this tradename from its carrying value of $539 million to its fair value of $489 million. No other tradename’s fair value was within 20% of its carrying value. The significant assumptions utilized in the 2013 DCF analysis of other intangible assets not subject to amortization were a discount rate of 11.0% and a terminal growth rate of 1.0%.

Because of the Spin-Off, we will perform interim impairment reviews of our goodwill during 2014 for the periods prior to the Spin-Off. Market conditions in the publishing industry remain challenging including declines in print advertising revenues and newsstand sales. During the fourth quarter, our senior management prepared a new long-range plan that served as the basis for the DCF analysis used in the 2013 annual impairment review. If market conditions worsen as compared to the assumptions incorporated in that long-range plan, if market conditions associated with valuation multiples of comparable companies decline, or if our performance fails to meet current expectations, it is possible that the carrying value of Time Inc. will exceed its fair value, which could result in the recognition of a noncash impairment of goodwill that could be material.

Long-Lived Assets

Long-lived assets, including finite-lived intangible assets (e.g., tradenames, customer lists, and property, plant and equipment), do not require that an annual impairment test be performed; instead, long-lived assets are tested for impairment upon the occurrence of a triggering event. Triggering events include the more likely than not disposal of a portion of such assets or the occurrence of an adverse change in the market involving the

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business employing the related assets. Once a triggering event has occurred, the impairment test is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. The impairment test for assets held for continued use requires a comparison of cash flows expected to be generated over the useful life of an asset or group of assets (“asset group”) against the carrying value of the asset group. An asset group is established by identifying the lowest level of cash flows generated by the asset or group of assets that are largely independent of the cash flows of other assets. If the intent is to hold the asset group for continued use, the impairment test first requires a comparison of estimated undiscounted future cash flows generated by the asset group against its carrying value. If the carrying value exceeds the estimated undiscounted future cash flows, an impairment would be measured as the difference between the estimated fair value of the asset group and its carrying value. Fair value is generally determined by discounting the future cash flows associated with that asset group. If the intent is to hold the asset group for sale and certain other criteria are met (e.g., the asset can be disposed of currently, appropriate levels of authority have approved the sale and there is an active program to locate a buyer), the impairment test involves comparing the asset group’s carrying value to its estimated fair value. To the extent the carrying value is greater than the estimated fair value, an impairment loss is recognized for the difference. Significant judgments in this area involve determining the appropriate asset group level at which to test, determining whether a triggering event has occurred, determining the future cash flows for the assets involved and selecting the appropriate discount rate to be applied in determining estimated fair value. During the fourth quarter of 2013, certain tradenames with finite lives experienced a triggering event and were evaluated for impairment. As a result of our evaluation, we wrote down the value of those tradenames from their combined carrying value of $28 million to zero. For more information, see Note 2.

Accounting for Pension Plans

Our employees have historically participated in various funded and unfunded non-contributory defined benefit and defined contribution pension plans and other post-retirement benefit plans administered by Time Warner (the “Pension Plans”). Effective January 1, 2014, we adopted a defined contribution savings plan and deferred compensation plan for our employees in the U.S. In addition, we have our own defined benefit and defined contribution pension plans covering certain international employees. Pension benefits are based on formulas that reflect the participating employees’ years of service and compensation. We use a December 31 measurement date for our plans. For more information, see Note 10.

Equity-Based Compensation

Until consummation of the Spin-Off, our employees are eligible to participate in Time Warner’s stock-based incentive compensation plan, and we will record compensation expense based on the equity awards granted to our employees. We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized in Costs of revenues or Selling, general and administrative expenses depending on the job function of the grantee on a straight-line basis (net of estimated forfeitures) over the period during which an employee is required to provide services in exchange for the award. Also, excess tax benefits realized are reported as a financing cash inflow. The total grant-date fair value of an equity award granted to an employee who has reached a specified age and years of service as of the grant date is recognized as compensation expense immediately upon grant as there is no required service period.

The grant-date fair value of a restricted stock unit (“RSU”) is determined based on the closing sale price of Time Warner’s common stock on the NYSE Composite Tape on the date of grant.

The grant date fair value of a stock option is estimated using the Black-Scholes option-pricing model. Because the Black-Scholes option-pricing model requires the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. Time Warner determines the volatility assumption for these stock

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options using implied volatilities data from its traded options. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical exercise behavior of Time Warner’s employees. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. Time Warner determines the expected dividend yield percentage by dividing the expected annual dividend of Time Warner by the market price of Time Warner common stock at the date of grant. For more information, see Note 9.

Revenues

Advertising Revenues

Advertising revenues are recognized at the magazine cover date, net of agency commissions. Advertising revenues from websites are recognized as impressions are delivered or as the services are performed. Customer payments received in advance of the performance of advertising services are recorded as Deferred revenue in the Combined Balance Sheet.

Circulation Revenues

Circulation revenues include revenues from subscription sales and revenues generated from single-copy sales of magazines through retail outlets such as newsstands, supermarkets, convenience stores and drugstores and on certain digital devices and platforms, which may or may not result in future subscription sales. Circulation revenues are recognized at the magazine cover date, net of estimated returns. The unearned portion of magazine subscriptions is deferred until the later of the magazine cover date or when a trial subscription period ends, at which time a proportionate share of the gross subscription price is included in revenues, net of any commissions paid to subscription agents.

In addition, incentive payments are made to wholesalers and retailers primarily related to favorable placement of our magazines. Depending on the incentive program, these payments can vary based on the number of copies sold or be fixed, and are presented in the financial statements as a reduction of revenue. For both the years ended December 31, 2013 and 2012, incentive payments made to wholesalers and retailers primarily related to favorable placement of our magazines were $85 million.

Other Revenues

Other revenues principally include amounts related to marketing and support services provided to third-party magazine publishers as well as branded book and “bookazine” publishing. Other revenues are recognized as performance occurs.

Gross versus Net Revenue Recognition

In the normal course of business, we act as or use an intermediary or agent in executing transactions with third parties. In connection with these arrangements, we must determine whether to report revenue based on the gross amount billed to the ultimate customer or on the net amount received from the customer after commissions and other payments to third parties. To the extent revenues are recorded on a gross basis, any commissions or other payments to third parties are recorded as expense so that the net amount (gross revenues less expense) is reflected in Operating income. Accordingly, the impact on Operating income is the same whether we record revenue on a gross or net basis.

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in the transaction. If we are acting as a principal in a

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transaction, we report revenue on a gross basis. If we are acting as an agent in a transaction, we report revenue on a net basis. The determination of whether we are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of an arrangement. We serve as the principal in transactions in which we have substantial risks and rewards of ownership.

For example, as a way to generate magazine subscribers, we sometimes use third-party marketing partners to secure subscribers and, in exchange, the marketing partners receive a percentage of the Circulation revenues generated. We record revenues from subscriptions generated by the marketing partner, net of the fees paid to the marketing partner, primarily because the marketing partner (i) has the primary contact with the customer including ongoing customer service, (ii) performs all of the billing and collection activities, and (iii) passes the proceeds from the subscription to us after deducting its commission.

Inventories

Inventories mainly consist of paper, books and other merchandise and are stated at the lower of cost or estimated realizable value. Cost is determined using the first-in, first-out method for books and the average cost method for paper and other merchandise. Returned merchandise included in Inventory is valued at estimated realizable value, but not in excess of cost.

Costs of Revenues

Costs of revenues primarily relate to production (e.g., paper, printing and distribution) and editorial costs. Production costs directly related to publications are expensed in the period that revenue is recognized for a publication (e.g., on the cover date of a magazine). Staff costs recognized as Costs of revenues are expensed as incurred.

Accounting for Collaborative Arrangements

Our collaborative arrangements primarily relate to an arrangement entered into with Turner Broadcasting System, Inc. (“Turner”), a subsidiary of Time Warner Inc., to jointly operate CNNMoney.com, a financial news and information website. The primary source of revenue for this arrangement is advertising revenue earned by the website. In accounting for this arrangement, we record Advertising revenues for the advertisements sold on the website and record a charge in Selling, general and administrative expenses to reflect Turner’s share of the net profits. For the years ended December 31, 2013, 2012 and 2011, revenues recognized related to this arrangement were $49 million, $46 million and $54 million, respectively, and amounts recorded in Selling, general and administrative expenses related to Turner’s share of the net profits were $9 million, $9 million and $12 million, respectively. In connection with the Spin-Off, we plan to terminate this arrangement.

Advertising Costs

Advertising costs principally relate to subscriber acquisition costs, including direct mail costs, and are expensed as incurred. Advertising expense to third parties was $143 million in 2013, $159 million in 2012 and $161 million in 2011.

Income Taxes

Time Warner and its domestic subsidiaries, including Time Inc. prior to the Spin-Off, file a consolidated U.S. federal income tax return. Income taxes as presented in the combined financial statements attribute current and deferred income taxes of Time Warner to us in a manner that is systematic, rational and consistent with the asset and liability method prescribed by the accounting guidance for income taxes. Our income tax provision is

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prepared using the separate return method. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if we were a separate taxpayer and a standalone enterprise.

Income taxes are provided using the asset and liability method, such that income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current year and include the results of any difference between GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating losses, capital losses and tax credit carry-forwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under tax laws and rates. Valuation allowances are established when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required with respect to the determination of whether or not a valuation allowance is required for certain deferred tax assets. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The subsequent realization of net operating loss and general business credit carry-forwards acquired in acquisitions accounted for using the acquisition method of accounting is recognized in the Combined Statement of Operations.

Our domestic operations are included in the Time Warner domestic consolidated tax returns and payments to all domestic tax authorities are made by Time Warner on our behalf. We generally file our own foreign tax returns and make our own foreign tax payments. Time Warner does not maintain a tax sharing agreement with us and generally does not charge us for any tax payments it makes, and it does not reimburse us for the utilization of our tax attributes. Because our tax liabilities computed under the separate return method are in most instances not settled with Time Warner, the difference between any settled amounts and the computed liability under the separate return method is treated as either a dividend or capital contribution.

From time to time, Time Warner and its subsidiaries, including Time Inc. prior to the Spin-Off, engage in transactions in which the tax consequences may be subject to uncertainty. Examples of such transactions include business acquisitions and dispositions, including dispositions designed to be tax free, and certain financing transactions. Significant judgment is required in assessing and estimating the tax consequences of these transactions. Time Warner prepares and files tax returns based on its interpretation of tax laws and regulations. In the normal course of business, these tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. In determining the tax provision for financial reporting purposes, Time Warner establishes a reserve for uncertain tax positions unless such positions are determined to be more likely than not of being sustained upon examination based on their technical merits. There is considerable judgment involved in determining whether positions taken on Time Warner’s tax returns are more likely than not of being sustained.

The tax reserve estimates are adjusted periodically because of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. Our policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense. For further information, see Note 7.

2.	GOODWILL AND INTANGIBLE ASSETS

We have a significant number of intangible assets, including copyrighted products and tradenames. Certain intangible assets are deemed to have finite lives and, accordingly, are amortized, generally on a straight-line basis, over their estimated useful lives, while others are deemed to be indefinite-lived and therefore are not amortized. Goodwill and indefinite-lived intangible assets, including certain tradenames, are tested annually for impairment during the fourth quarter, or earlier upon the occurrence of certain events or substantive changes in circumstances.

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Goodwill

The performance of our annual impairment analysis did not result in any impairments of Goodwill in 2013, 2012 or 2011. Refer to Note 1 for a discussion of the 2013 annual impairment test. The following is a summary of changes in our Goodwill during the years ended December 31, 2013 and 2012 (millions):

	Gross Goodwill	Impairments(a)	Net Goodwill
Balance at December 31, 2011	$18,421	$(15,288)	$3,133
Acquisitions, Dispositions and Adjustments	(7)	—	(7)
Translation Adjustments	24	—	24

Balance at December 31, 2012	18,438	(15,288)	3,150
Translation Adjustments	12	—	12

Balance at December 31, 2013	$18,450	$(15,288)	$3,162

(a)	Since the adoption of certain accounting guidance related to Goodwill in 2002, we have recorded aggregate impairment charges of $15.3 billion to reduce the carrying value of our Goodwill. Upon adoption of that accounting guidance, $9.3 billion was recorded as a cumulative effect of a change in accounting principle. In addition, $6.0 billion of impairment charges were recognized in connection with Time Warner’s 2008 annual impairment analyses.

Intangible Assets

In connection with the performance of Time Warner’s annual impairment analyses in 2013, we recorded an impairment of intangible assets of $50 million related to an indefinite-lived tradename. Additionally, during the fourth quarter of 2013, certain tradenames with finite lives experienced a triggering event and were evaluated for impairment. As a result of this evaluation, we recorded impairments of $28 million related to these tradenames.

In addition, we recorded noncash impairments of $13 million in 2011, of which $11 million related to an indefinite-lived tradename and $2 million related to other definite-lived intangibles. There were no impairments of intangible assets recorded in 2012.

Our intangible assets subject to amortization and related accumulated amortization consisted of the following (millions):

	December 31, 2013			December 31, 2012
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible assets subject to amortization:
Tradenames	$904	$(336)	$568	$955	$(326)	$629
Customer lists and other intangible assets	566	(552)	14	571	(562)	9

Total	$1,470	$(888)	$582	$1,526	$(888)	$638

Effective January 1, 2014, certain tradenames with a carrying value totaling approximately $586 million that were previously assigned indefinite lives have been assigned finite lives of 17 years and will begin to be amortized starting in January 2014.

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We recorded amortization expense of $42 million in 2013, $36 million in 2012 and $42 million in 2011. Our estimated amortization expense for the succeeding five years ended December 31 is as follows (millions):

	2014	2015	2016	2017	2018
Estimated amortization expense	$77	$75	$69	$69	$68

3.	BUSINESS ACQUISITIONS AND DISPOSITIONS

AEP

On October 1, 2013, we acquired American Express Publishing Corporation (“AEP”) including Travel+Leisure and Food & Wine magazines and their related websites. We also entered into a multi-year agreement to publish Departures magazine on behalf of American Express Company. In connection with the purchase, we recognized a pretax gain of $13 million in the fourth quarter of 2013 resulting from the settlement of the pre-existing contractual arrangement with AEP pursuant to which we previously provided management services to its publishing business. The purchase price was not material to the Company’s financial condition or results of operations, and the acquisition did not have a material impact on our financial results.

QSP

In the first quarter of 2012, we sold, in exchange for contingent consideration, our school fundraising business, QSP, and recognized a $36 million pretax loss in connection with the sale. The contingent consideration arrangement provides for us to receive a royalty from the purchaser based on a percentage of net sales of certain products sold during the period subsequent to the sale through December 31, 2021.

4.	FAIR VALUE MEASUREMENTS

A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy distinguishes between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require us to use present value and other valuation techniques in the determination of fair value (Level 3).

We primarily apply the market approach for recurring fair value measurements. As of December 31, 2013 and 2012, assets and liabilities required to be carried at fair value on a recurring basis were immaterial.

Other Financial Instruments

Our other financial instruments, including debt, are not required to be carried at fair value. The carrying value for the majority of our other financial instruments approximates fair value due to the short-term nature of the financial instruments or because the financial instruments are of a longer-term nature and are recorded on a discounted basis. For the remainder of our other financial instruments, differences between the carrying value and fair value were not significant at December 31, 2013. The fair value of financial instruments is generally determined by reference to the market value of the instrument as quoted on a national securities exchange or an over-the-counter market. In cases where a quoted market value is not available, fair value is based on an estimate using present value or other valuation techniques.

Non-Financial Instruments

The majority of our non-financial instruments, which include goodwill, intangible assets, inventories and property, plant and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually for goodwill and indefinite-lived intangible assets) such that a

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non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the non-financial instrument be recorded at the lower of cost or its fair value.

During the year ended December 31, 2013, certain tradenames and capitalized software costs were written down to $489 million from their carrying value of $568 million. During the year ended December 31, 2012, certain capitalized software costs and fixed assets were completely written off from their carrying value of $6 million. The tradenames were recorded as intangible assets in the Combined Balance Sheet. The resulting fair value measurements were considered to be Level 3 measurements and were determined primarily using a DCF methodology. The capitalized software costs and fixed assets were recorded as Property, plant and equipment in the Combined Balance Sheet.

5.	INVENTORIES

Inventories consist of (millions):

	December 31,
	2013	2012
Inventories:
Raw materials - paper	$40	$42
Work in process	1	4
Finished goods	15	37

Total inventories	$56	$83

Work in process primarily relates to books in production that have not yet been completed. Finished goods primarily relates to books and other merchandise.

6.	LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

At December 31, 2013 and 2012, Long-term debt was $38 million and $36 million, respectively. Our Long-term debt consists of a non-recourse promissory note issued in connection with the acquisition of certain brand assets in 2001. Of the original principal amount of approximately $120 million, $45 million of principal, representing the final installment payment, remained to be paid as of December 31, 2013. The final payment is due on December 31, 2017. While the note has a zero coupon stated interest rate, for accounting purposes we have accreted interest of approximately $2 million for each of the years ended December 31, 2013, 2012 and 2011. Our obligations under this promissory note are guaranteed by Time Warner.

7.	INCOME TAXES

We have historically been included in Time Warner’s consolidated income tax return filings. Our income taxes are computed and reported in the combined financial statements under the separate return method. The separate return method applies the accounting guidance for income taxes to the combined financial statements as if we were a separate taxpayer and an independent enterprise. Domestic and foreign income before income taxes, discontinued operations and cumulative effect of accounting changes are as follows (millions):

	Year Ended December 31,
	2013	2012	2011
Domestic	$312	$347	$460
Foreign	14	67	105

Total	$326	$414	$565

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Current and Deferred income taxes (tax benefits) provided on Income from continuing operations are as follows (millions):

	Year Ended December 31,
	2013	2012	2011
Federal:
Current	$79	$86	$129
Deferred	25	26	15
Foreign:
Current(a)	3	14	24
Deferred	(1)	2	1
State and Local:
Current	15	18	26
Deferred	4	5	2

Total(b)	$125	$151	$197

(a)	Includes foreign withholding taxes of $1 million in each of the years ended December 31, 2013, 2012 and 2011.
(b)	Excludes excess tax benefits from equity awards allocated directly to contributed capital of $34 million in 2013, $16 million in 2012, and $6 million in 2011.

The differences between income taxes (tax benefits) expected at the U.S. federal statutory income tax rate of 35% and income taxes (tax benefits) provided are as set forth below (millions):

	Year Ended December 31,
	2013	2012	2011
Taxes on income at U.S. federal statutory rate	$114	$145	$198
State and local taxes, net of federal tax effects	12	15	22
Domestic production activities deduction	(6)	(7)	(12)
Other	5	(2)	(11)

Total	$125	$151	$197

Significant components of our net deferred tax liabilities are as follows (millions):

	December 31,
	2013	2012
Deferred tax assets:
Tax attribute carryforwards(a)	$17	$16
Receivable allowances and return reserves	28	46
Equity-based compensation(b)	28	47
Amortization and depreciation	—	16
Other	101	118
Valuation allowances(a)	(18)	(16)

Total deferred tax assets	$156	$227

Deferred tax liabilities:
Assets acquired in business combinations	$394	$458

Total deferred tax liabilities	394	458

Net deferred tax liability	$238	$231

(a)

We have recorded valuation allowances for certain tax attribute carryforwards and other deferred tax assets due to uncertainty that exists regarding future realizability. The tax attribute carryforwards at December 31, 2013 consist of $2 million of tax credits, $1 million of

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capital losses and $14 million of net operating losses that expire in varying amounts from 2014 through 2033. If, in the future, we believe that it is more likely than not that these deferred tax benefits will be realized, all of the valuation allowances will be recognized in the Combined Statement of Operations.

(b)	Following the Spin-Off, the majority of the deferred tax assets associated with equity-based compensation will be retained by Time Warner.

U.S. income and foreign withholding taxes have not been recorded on permanently reinvested earnings of certain foreign subsidiaries aggregating approximately $1 million at December 31, 2013. Determination of the amount of unrecognized deferred U.S. federal income tax liability with respect to such earnings is not practicable.

Our domestic operations are included in the Time Warner domestic consolidated tax returns, and payments to all domestic tax authorities are made by Time Warner on our behalf. We generally file our own foreign tax returns and make our own foreign tax payments. Time Warner does not maintain a tax sharing agreement with us and generally does not charge us for any tax payments it makes. In addition, it does not reimburse us for the utilization of our tax attributes. Because our tax liabilities computed under the separate return method are in most instances not settled with Time Warner, the difference between any settled amounts and the computed liability under the separate return method is treated as either a dividend or capital contribution.

Accounting for Uncertainty in Income Taxes

We recognize income tax benefits for tax positions determined more likely than not to be sustained upon examination, based on the technical merits of the positions.

Changes in our uncertain income tax positions, excluding the related accrual for interest and penalties, from January 1 through December 31 are set forth below (millions):

	Year Ended December 31,
	2013	2012	2011
Beginning balance	$39	$41	$39
Additions for prior year tax positions	5	—	—
Additions for current year tax positions	4	5	9
Reductions for prior year tax positions	(5)	(7)	(3)
Settlements	—	—	—
Lapses in statute of limitations	—	—	(4)

Ending balance	$43	$39	$41

Should our position with respect to these uncertain tax positions be upheld, the significant majority of the effect would be recorded in the Combined Statement of Operations as part of the Income tax provision.

During the year ended December 31, 2013, we recorded an increase to interest reserves through the Combined Statement of Operations of approximately $1 million. During the year ended December 31, 2012, we recorded a decrease to interest reserves through the Combined Statement of Operations of approximately $1 million. The amount accrued for interest and penalties as of December 31, 2013 and 2012 was $7 million and $6 million, respectively. Our policy is to recognize interest and penalties accrued on uncertain tax positions as part of income tax expense.

In our judgment, uncertainties related to certain tax matters are reasonably possible of being resolved during the next twelve months. The effect of the resolutions of these matters, a portion of which could vary based on the final terms and timing of actual settlements with taxing authorities, is estimated to be a reduction of recorded

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

unrecognized tax benefits ranging from $0 to $8 million, which would lower our effective tax rate. We do not otherwise currently anticipate that our reserves related to uncertain income tax positions as of December 31, 2013 will significantly increase or decrease during the twelve-month period ended December 31, 2014; however, various events could cause our current expectations to change in the future.

Time Warner files income tax returns in the United States and various state and local and foreign jurisdictions. The Internal Revenue Service (“IRS”) is currently conducting an examination of Time Warner’s U.S. income tax returns for the 2005 through 2007 period.

As of December 31, 2013, our tax years that remain subject to examination by significant jurisdiction are as follows:

U.S. Federal	2002 through the current period
United Kingdom	2011 through the current period
New York State	2009 through the current period
New York City	2009 through the current period

8.	EQUITY

Comprehensive Income

Comprehensive income is reported in the Combined Statement of Comprehensive Income and consists of Net income and other gains and losses affecting equity that, under GAAP, are excluded from Net income. For us, such items consist primarily of foreign currency translation gains (losses) and changes in certain benefit plan obligations.

The following summary sets forth the activity within Other comprehensive income (loss) (millions):

	Pretax	Tax (provision) benefit	Net of tax

Year Ended December 31, 2011
Unrealized losses on foreign currency translation	$(21)	$—	$(21)
Unrealized losses on benefit obligation	(38)	9	(29)
Reclassification adjustment for losses on benefit obligation realized in net income	1	—	1

Other comprehensive loss	$(58)	$9	$(49)

Year Ended December 31, 2012
Unrealized gains on foreign currency translation	$43	$—	$43
Unrealized losses on benefit obligation	(34)	8	(26)
Reclassification adjustment for losses on benefit obligation realized in net income	2	(1)	1

Other comprehensive income	$11	$7	$18

Year Ended December 31, 2013
Unrealized gains on foreign currency translation	$31	$—	$31
Unrealized gains (losses) on benefit obligation	(6)	2	(4)
Reclassification adjustment for losses on benefit obligation realized in net income	3	(1)	2

Other comprehensive income	$28	$1	$29

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

The following summary sets forth the components of Accumulated other comprehensive loss, net of tax (millions):

	December 31, 2013	December 31, 2012
Foreign currency translation gains (losses)	$17	$(14)
Net unfunded/underfunded benefit obligation	(133)	(131)

Accumulated other comprehensive loss, net	$(116)	$(145)

9.	EQUITY-BASED COMPENSATION

Equity Plans

Until the consummation of the Spin-Off, our employees are eligible to participate in Time Warner’s equity plans. As of December 31, 2013, Time Warner had one active equity plan (the “2013 Stock Incentive Plan”), which was approved by Time Warner’s stockholders on May 23, 2013. Under the 2013 Stock Incentive Plan, Time Warner is authorized to grant Time Warner equity awards to employees and non-employee directors of Time Warner and its subsidiaries covering an aggregate of approximately 35 million shares of common stock of Time Warner. Time Warner stock options and RSUs have been granted to our employees by Time Warner. Generally, stock options are granted with exercise prices equal to the fair market value on the date of grant, vest in four equal annual installments and expire ten years from the date of grant. RSUs granted under the 2013 Stock Incentive Plan generally vest in four equal annual installments while RSUs granted under Time Warner’s prior stock incentive plans generally vest 50% on each of the third and fourth anniversaries of the date of grant. Time Warner also has a performance stock unit (“PSU”) program for certain senior level executives, in which our executives last received grants in 2008. Such grants vested in 2011. For the year ended December 31, 2013 and 2012, no amounts related to PSUs were recognized, and, for the year ended December 31, 2011, amounts recognized related to PSUs were not material.

Holders of RSUs are generally entitled to receive cash dividend equivalents based on the regular quarterly dividends declared and paid by Time Warner during the period that the RSUs are outstanding. Holders of stock options do not receive dividends or dividend equivalent payments.

Other information pertaining to each category of equity-based compensation appears below.

Stock Options

The table below summarizes the weighted-average assumptions used to value Time Warner stock options at their grant date and the weighted-average grant date fair value per share:

	Year Ended December 31,
	2013	2012	2011
Expected volatility	29.0%	31.2%	29.5%
Expected term to exercise from grant date	6.09 years	6.43 years	6.18 years
Risk-free rate	1.8%	1.3%	2.8%
Expected dividend yield	1.7%	2.8%	2.6%
Weighted average grant date fair value per share	17.13	8.64	8.92

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

The following table summarizes information about Time Warner stock options awarded to our employees that were outstanding as of December 31, 2013:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
	(thousands)		(in years)	(thousands)
Outstanding as of December 31, 2012	8,369	$33.12
Granted	240	67.64
Exercised	(4,032)	33.38
Forfeited or expired	(228)	31.00
Transfers(a)	(148)	32.20

Outstanding as of December 31, 2013	4,201	34.99	4.48	$145,914

Exercisable as of December 31, 2013	2,910	32.65	3.10	$107,876

(a)	Relates to former Time Inc. employees who transferred to another Time Warner Inc. division during the year ended December 31, 2013.

As of December 31, 2013, the weighted-average exercise price and weighted-average remaining contractual term of Time Warner stock options vested and expected to vest approximate amounts for options outstanding. The number of options and aggregate intrinsic value of options outstanding were 4.2 million and $146 million, respectively, while the number of options and aggregate intrinsic value of options vested and expected to vest were 3.8 million and $132 million, respectively.

The following table summarizes information about Time Warner stock options exercised by our employees (millions):

	Year Ended December 31,
	2013	2012	2011
Total intrinsic value	$92	$68	$18
Cash received by Time Warner	135	222	51
Tax benefits realized	33	25	7

Restricted Stock Units and Target Performance Stock Units

The following table sets forth the weighted-average grant date fair value of RSUs awarded to our employees:

	Year Ended December 31,
	2013	2012	2011
RSUs	$67.64	$37.49	$36.05

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

The following table summarizes information about unvested Time Warner RSUs awarded to our employees as of December 31, 2013:

	Number of Shares/Units	Weighted- Average Grant Date Fair Value	Aggregate Intrinsic Value
	(thousands)		(thousands)
Unvested as of December 31, 2012	3,701	$31.21
Granted	63	67.64
Vested	(1,243)	23.96
Forfeited	(212)	35.12
Transfers(a)	(124)	28.84

Unvested as of December 31, 2013	2,185	36.14	$152,338

(a)	Relates to former Time Inc. employees who transferred to another Time Warner Inc. division during the year ended December 31, 2013.

The following table sets forth the total intrinsic value of RSUs and target PSUs awarded to our employees that vested during the following years (millions):

	Year Ended December 31,
	2013	2012	2011
RSUs	$67	$38	$40
PSUs	—	—	3

Equity-Based Compensation Expense

Compensation expense that we recognized for our participation in Time Warner’s equity-based compensation plans is as follows (millions):

	Year Ended December 31,
	2013	2012	2011
Stock options	$4	$7	$12
RSUs	14	32	29

Total impact on Operating income	$18	$39	$41

Tax benefit recognized	$6	$14	$17

Treatment Following Spin-Off

Total unrecognized compensation cost related to unvested RSUs and stock option awards as of December 31, 2013, without taking into account expected forfeitures, is $37 million. As of December 31, 2013, there were no outstanding PSUs. Upon the completion of the Spin-Off, our employees will no longer participate in the Time Warner equity plans. Employees who hold Time Warner equity awards at the time of the Spin-Off will be treated as if their employment with Time Warner was terminated without cause. For most of our employees, this treatment will result in the forfeiture of unvested stock options and shortened exercise periods for vested stock options and pro rata vesting of the next installment of (and forfeiture of the remainder of) the RSUs. As a result, the majority of the unrecognized compensation cost will not be recognized, because stock options and RSUs that were originally expected to vest subsequent to the Spin-Off are no longer expected to vest under the terms of Time Warner’s equity plans. Pursuant to the terms of the original award agreements and their

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

employment agreements, Time Warner equity awards held by Time Inc.’s Chief Executive Officer and Chief Financial Officer at the time of the separation will be converted into Time Inc. equity awards with the same general terms and conditions.

10.	BENEFIT PLANS

Our employees participate in funded and unfunded defined benefit pension and other domestic postretirement plans sponsored by Time Warner, which include participants from Time Warner’s other businesses. In connection with the Spin-Off, such plans are accounted for as though they are multiemployer benefit plans. As a result, we did not record an asset or liability in the Combined Balance Sheet to recognize the funded status of these plans. We recorded net expense of $12 million, $16 million and $16 million for the years ended December 31, 2013, 2012 and 2011, respectively, for Time Warner’s allocation of pension and other postretirement benefit costs related to our employees.

Our employees also participate in international defined benefit pension plans, primarily in the U.K., that are sponsored by entities that are part of the Publishing Business. The financial impact of these plans has been reflected in the combined financial statements. Information for our major defined benefit pension plans for the years ended December 31, 2013 and 2012 are as follows:

Benefit Obligation (millions)

	December 31,
	2013	2012
Change in benefit obligation:
Projected benefit obligation, beginning of year	$594	$517
Interest cost	26	26
Actuarial loss	46	47
Benefits paid	(15)	(15)
Foreign currency exchange rates	17	19

Projected benefit obligation, end of year	$668	$594

Accumulated benefit obligation, end of year	$661	$589

Plan Assets (millions)

	December 31,
	2013	2012
Change in plan assets:
Fair value of plan assets, beginning of year	$571	$507
Actual return on plan assets	81	60
Employer contributions	9	—
Benefits paid	(15)	(15)
Foreign currency exchange rates	17	19

Fair value of plan assets, end of year	$663	$571

As of December 31, 2013 and December 31, 2012, the funded status of our defined benefit pension plans recognized in the Combined Balance Sheet reflected a net noncurrent liability position of $5 million and $23

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

million, respectively. As of December 31, 2013 and December 31, 2012, amounts included in Accumulated other comprehensive loss, net were $177 million and $171 million, respectively, primarily consisting of net actuarial losses.

As of December 31, 2013, both the projected benefit obligation and the accumulated benefit obligation for an unfunded defined benefit pension plan was $6 million. As of December 31, 2012, both the projected benefit obligation and the accumulated benefit obligation for an unfunded defined benefit pension plan was $5 million. In addition, as of December 31, 2013, the fair value of the assets of a funded defined benefit pension plan exceeded the projected benefit obligation and accumulated benefit obligation by $1 million and $8 million, respectively.

Components of Net Periodic Benefit Income (millions)

	December 31,
	2013	2012	2011
Service cost	$—	$—	$2
Interest cost	26	26	29
Expected return on plan assets	(39)	(37)	(40)
Amortization of net loss	3	2	1

Net periodic benefit income	$(10)	$(9)	$(8)

Assumptions

Weighted-average assumptions used to determine benefit obligations and net periodic benefit costs for the years ended December 31:

	Benefit Obligations			Net Periodic Benefit Costs
	2013	2012	2011	2013	2012	2011
Discount rate	4.48%	4.52%	4.98%	4.52%	4.98%	5.57%
Rate of compensation increase	3.86%	3.35%	3.50%	3.35%	3.50%	4.50%
Expected long-term rate of return on plan assets	n/a	n/a	n/a	7.01%	7.33%	7.58%

The discount rates were determined by matching the plans’ liability cash flows to rates derived from high-quality corporate bonds available at the measurement date.

In developing the expected long-term rate of return on plan assets, we considered long-term historical rates of return, our plan asset allocations as well as the opinions and outlooks of investment professionals and consulting firms.

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Fair Value of Plan Assets

The following table sets forth the fair values of assets held by our defined benefit pension plan as of December 31, 2013 and December 31, 2012 (millions). All of these assets were categorized as Level 2 investments within the fair value hierarchy described in Note 4.

	December 31,
	2013	2012

Pooled Investments:
Equity	$430	$393
Fixed Income	223	153
Other	10	25

Total	$663	$571

We primarily utilize the market approach for determining recurring fair value measurements.

The investment policy for our defined benefit pension plans is to minimize the volatility of the plans’ funded status and to achieve and maintain fully funded status in order to pay current and future participant benefits from plan assets. We determine and periodically review asset allocation policies consistent with our investment policy. In addition, we continuously monitor the performance of the pension investment portfolios, and the performance of the investment advisers, sub-advisers and asset managers thereof, and make adjustments and changes as required. We do not manage any pension assets internally.

Under our investment policy, the target asset allocations for the international defined benefit pension plans in the U.K. as of December 31, 2013 were approximately 65% equity investments and 35% fixed income investments.

At both December 31, 2013 and December 31, 2012, our defined benefit pension plan’s assets did not include any securities issued by Time Warner.

Expected Cash Flows

After considering the funded status of our defined benefit pension plans, movements in the discount rate, investment performance and related tax consequences, we may choose to make contributions to our pension plans in any given year. We did not make any discretionary cash contributions to our funded defined benefit pension plans during the year ended December 31, 2013. For our unfunded plans, contributions will continue to be made to the extent benefits are paid. At December 31, 2013 we are obligated to make contributions to certain international defined benefit pension plans of $13 million in 2014, pursuant to U.K. regulatory funding requirements. In connection with the Spin-Off, we may agree to increase such contribution by approximately $5 million.

Information about the expected benefit payments for our defined benefit pension plans is as follows (millions):

	2014	2015	2016	2017	2018	2019-2023
Expected benefit payments	$15	$16	$17	$19	$21	$125

Defined Contribution Plans

Through December 31, 2013, many of our employees participated in defined contribution plans, including savings and profit sharing plans sponsored by Time Warner. The contributions to these plans are primarily based on a percentage of the employees’ elected contributions and are subject to plan provisions. Effective January 1,

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

2014, we adopted a defined contribution savings plan and deferred compensation plan for our employees in the U.S. The costs related to our employees’ participation, including amounts allocated to us related to our employees’ participation in plans sponsored by Time Warner, are recognized in the Combined Statement of Operations and amounted to $42 million in 2013, $44 million in 2012 and $44 million in 2011.

11.	RESTRUCTURING AND SEVERANCE COSTS

Restructuring and severance costs primarily related to employee termination costs, ranging from senior executives to line personnel, and other exit costs, including lease terminations. Restructuring and severance costs expensed as incurred for the years ended December 31, 2013, 2012 and 2011 are as follows (millions):

	Year Ended December 31,
	2013	2012	2011
2013 activity	$69	$—	$—
2012 activity	—	22	—
2011 and prior activity	(6)	5	18

Total restructuring and severance costs	$63	$27	$18

Selected information relating to accrued restructuring and severance costs is as follows (millions):

	Employee Terminations	Other Exit Costs	Total
Remaining liability as of December 31, 2010	$54	$74	$128
Net accruals	16	2	18
Noncash reductions(a)	(4)	—	(4)
Cash paid	(34)	(24)	(58)

Remaining liability as of December 31, 2011	32	52	84
Net accruals	20	7	27
Cash paid	(27)	(17)	(44)

Remaining liability as of December 31, 2012	25	42	67
Net accruals	67	(4)	63
Noncash reductions(a)	(2)	—	(2)
Cash paid	(62)	(8)	(70)

Remaining liability as of December 31, 2013	$28	$30	$58

(a)	Noncash reductions relate to the settlement of certain employee-related liabilities with equity instruments.

As of December 31, 2013, of the remaining liability of $58 million, $29 million was classified as a current liability in the Combined Balance Sheet, with the remaining $29 million classified as a long-term liability. Amounts classified as long-term liabilities are expected to be paid through 2020.

We initiated a significant restructuring plan in the first quarter of 2014, primarily consisting of headcount reductions and certain lease exit costs. We expect to incur charges of approximately $150 million during the first half of 2014 in connection with this restructuring as well as the integration of AEP and certain real estate consolidations. About $100 million of these charges are expected to be recognized in the first quarter of 2014. We anticipate additional headcount reductions and real estate consolidations in the future.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

12.	SEGMENT INFORMATION

An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and that has discrete financial information that is regularly reviewed by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. Our chief operating decision-maker for the periods presented was the Chairman and Chief Executive Officer of Time Warner. The chief operating decision maker evaluates performance and makes operating decisions about allocating resources based on financial data presented for us on a combined basis. Accordingly, our management has determined that we have one operating segment.

13.	COMMITMENTS AND CONTINGENCIES

Commitments

We have commitments for office space and operating equipment. Net rent expense was $82 million in 2013 and $79 million in each of 2012 and 2011. Included in such amounts was sublease income of $24 million for 2013, $22 million for 2012 and $23 million for 2011.

The minimum rental commitments under noncancelable long-term operating leases (“Operating Leases”) payable during the next five years and thereafter are as follows (millions):

	2014	2015	2016	2017	2018	Thereafter
Operating Leases	$117	$115	$103	$101	$11	$17

Additionally, as of December 31, 2013, we have future sublease income arrangements of $108 million, which are not included in minimum rental commitments under noncancelable long-term operating leases in the table above.

See Note 10, “Benefit Plans,” for further information regarding our expected benefit payments for our defined benefit pension plans.

Contingencies

In the ordinary course of business, we are defendants in or parties to various legal claims, actions and proceedings. These claims, actions and proceedings are at varying stages of investigation, arbitration or adjudication, and involve a variety of areas of law.

On March 10, 2009, Anderson News L.L.C. and Anderson Services L.L.C. (collectively, “Anderson News”) filed an antitrust lawsuit in the U.S. District Court for the Southern District of New York against several magazine publishers, distributors and wholesalers, including Time Inc. and one of its subsidiaries, Time/Warner Retail Sales & Marketing Inc. (“TWR”). Plaintiffs allege that defendants violated Section 1 of the Sherman Antitrust Act by engaging in an antitrust conspiracy against Anderson News, as well as other related state law claims. Specifically, plaintiffs allege that defendants conspired to reduce competition in the wholesale market for single-copy magazines by rejecting the magazine distribution surcharge proposed by Anderson News and another magazine wholesaler and refusing to distribute magazines to them. Plaintiffs are seeking (among other things) an unspecified award of treble monetary damages against defendants, jointly and severally. On August 2, 2010, the court granted defendants’ motions to dismiss the complaint with prejudice and, on October 25, 2010, the court denied Anderson News’ motion for reconsideration of that dismissal. On November 8, 2010, Anderson News appealed and, on April 3, 2012, the U.S. Court of Appeals for the Second Circuit vacated the district court’s

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

dismissal of the complaint and remanded the case to the district court. On January 7, 2013, the U.S. Supreme Court denied defendants’ petition for writ of certiorari to review the judgment of the U.S. Court of Appeals for the Second Circuit vacating the district court’s dismissal of the complaint. In February 2014, Time Inc. and several other defendants amended their answers to assert antitrust counterclaims against plaintiffs.

On November 14, 2011, TWR and several other magazine publishers and distributors filed a complaint in the U.S. Bankruptcy Court for the District of Delaware against Anderson Media Corporation, the parent company of Anderson News, and several Anderson News affiliates. Plaintiffs, acting on behalf of the Anderson News bankruptcy estate, seek to avoid and recover in excess of $70 million that they allege Anderson News transferred to the Anderson News-affiliated insider defendants in violation of the United States Bankruptcy Code and Delaware state law prior to the involuntary bankruptcy petition filed against Anderson News by certain of its creditors. On December 28, 2011, the defendants moved to dismiss the complaint. On June 5, 2012, the court denied defendants’ motion. On November 6, 2013, the bankruptcy court lifted the automatic stay barring claims against the debtor, allowing Time Inc. and others to pursue an antitrust counterclaim against Anderson News in the antitrust action brought by Anderson News in the U.S. District Court for the Southern District of New York (described above).

On October 26, 2010, the Canadian Minister of National Revenue denied the claims by TWR for input tax credits in respect of goods and services tax that TWR had paid on magazines it imported into, and had displayed at retail locations in, Canada during the years 2006 to 2008, on the basis that TWR did not own those magazines, and issued Notices of Reassessment in the amount of approximately C$52 million. On January 21, 2011, TWR filed an objection to the Notices of Reassessment with the Chief of Appeals of the Canada Revenue Agency, arguing that TWR claimed input tax credits only in respect of goods and services tax it actually paid and, regardless of whether its payment of the goods and services tax was appropriate or in error, it is entitled to a rebate for such payments. On September 13, 2013, TWR received Notices of Reassessment in the amount of C$26.9 million relating to the disallowance of input tax credits claimed by TWR for goods and services tax that TWR had paid on magazines it imported into, and had displayed at retail locations in, Canada during the years 2009 to 2010. On October 22, 2013, TWR filed an objection to the Notices of Reassessment received on September 13, 2013 with the Chief of Appeals of the Canada Revenue Agency, asserting the same arguments made in the objection TWR filed on January 21, 2011. Including interest accrued on both reassessments, the total reassessment by the Canada Revenue Agency for the years 2006 to 2010 was C$81.3 million as of September 13, 2013.

We intend to vigorously defend against or prosecute the matters described above.

We establish an accrued liability for specific matters, such as a legal claim, when we determine that a loss is both probable and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be higher or lower than the amounts accrued for such matters.

For the matters disclosed above, we do not believe that any reasonably possible losses in excess of accrued liabilities would be material to the combined financial statements as a whole. In view of the inherent difficulty of predicting the outcome of litigation, claims and other matters, we often cannot predict what the eventual outcome of a pending matter will be, what the timing or results of the ultimate resolution of a matter will be.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

14.	RELATED PARTY TRANSACTIONS

Related Party Transactions with Time Warner

Until the consummation of the Spin-Off, we will continue to have certain related party relationships with Time Warner and its subsidiaries, as discussed further below.

(a) Administrative Services

Until the consummation of the Spin-Off, Time Warner will continue to perform certain administrative functions on our behalf. Costs of these services that are allocated or charged to us are based on either the actual costs incurred or Time Warner’s estimate of expenses relative to the services provided to other subsidiaries of Time Warner. We believe that receiving these services from Time Warner creates cost efficiencies. These services and transactions include the following:

—	cash management and other treasury services;
—	administrative services such as tax, human resources and employee benefit administration services; and
—	certain IT services.

The expense related to charges for services performed by Time Warner was $17 million in each of 2013, 2012 and 2011. We recorded these expenses as operating expenses as incurred.

(b) Banking and Treasury Functions

Until the consummation of the Spin-Off, Time Warner will continue to provide cash management and treasury services to us. As part of these services, we transfer the majority of our cash balances to Time Warner on a daily basis and receive funding from Time Warner for our operating and investing cash needs.

(c) Other

Transactions with Time Warner’s Affiliates and Subsidiaries

In the normal course of conducting our business, we have entered into various transactions with Time Warner’s affiliates and subsidiaries. A summary of the revenues and expenses related to these transactions is as follows (millions):

	Year Ended December 31,
	2013	2012	2011

Revenues	$10	$21	$49
Expenses	(10)	(11)	(18)

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Net Transactions with Time Warner Parent

The components of Net transactions with Time Warner parent are as follows (millions):

	Year Ended December 31,
	2013	2012	2011

Cash pooling and other financing activities	$(527)	$(497)	$(591)
Other(a)	55	52	127

Net transactions with Time Warner parent	$(472)	$(445)	$(464)

(a)	Other primarily includes rebills for services performed by, or on behalf of, Time Warner such as payroll processing, travel and expense reimbursement and expense allocations for certain benefit plans sponsored by Time Warner.

Other Related Party Transactions

We have entered into certain transactions in the ordinary course of business with unconsolidated investees accounted for under the equity method of accounting. These transactions have been executed on terms comparable to the terms of transactions with unrelated third parties. Revenues resulting from transactions with related parties were $5 million for the years ended December 31, 2013 and 2012 and $6 million for the year ended December 31, 2011.

15.	ADDITIONAL FINANCIAL INFORMATION

Additional financial information with respect to Other income (loss), net, Accounts payable and accrued liabilities and Other noncurrent liabilities is as follows (millions):

	Year Ended December 31,
	2013	2012	2011
Other Income (Loss), Net
Investment losses, net	$—	$—	$(1)
Income (loss) on equity method investees	(2)	(3)	6
Other	1	—	1

Total other income (loss), net	$(1)	$(3)	$6

	December 31, 2013	December 31, 2012
Accounts Payable and Accrued Liabilities
Accounts payable	$192	$212
Accrued compensation	177	120
Distribution expenses	46	47
Rebates and allowances	28	62
Restructuring and severance	29	34
Accrued income and other taxes	19	20
Other expenses	43	36

Total accounts payable and accrued liabilities	$534	$531

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

	December 31, 2013	December 31, 2012
Other Noncurrent Liabilities
Noncurrent pension and post retirement liabilities	$11	$29
Restructuring and severance	29	33
Noncurrent income tax and interest reserves	50	45
Noncurrent deferred compensation	31	—
Other noncurrent liabilities	42	42

Total other noncurrent liabilities	$163	$149

Foreign Operations

Long-lived hard assets located outside the United States, which represent approximately 6% of total assets at December 31, 2013, are primarily located in the U.K. Revenues in different geographical areas are as follows (millions):

	Year Ended December 31,
	2013	2012	2011
Revenues(a)
United States	$2,789	$2,822	$3,007
United Kingdom	403	444	471
Other international	162	170	199

Total revenues	$3,354	$3,436	$3,677

(a)	Revenues are attributed to countries based on location of customer.

PUBLISHING BUSINESS OF TIME WARNER INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2013, 2012 and 2011

(millions)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
2013
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$75	$13	$(18)	$70
Reserves for sales returns and allowances	275	595	(659)	211

Total	$350	$608	$(677)	$281

2012
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$74	$19	$(18)	$75
Reserves for sales returns and allowances	296	628	(649)	275

Total	$370	$647	$(667)	$350

2011
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$88	$19	$(33)	$74
Reserves for sales returns and allowances	405	721	(830)	296

Total	$493	$740	$(863)	$370

S-1

ANNEX A

NON-GAAP FINANCIAL MEASURES

“Adjusted Divisional Pre-Tax Income” or “ADPTI” is calculated as Operating Income (Loss), adjusted to exclude (a) the impact of noncash impairments of goodwill, intangible and fixed assets; (b) gains and losses on operating assets; (c) gains and losses recognized in connection with pension and other postretirement benefit plan curtailments or settlements; (d) external costs related to mergers, acquisitions or dispositions, as well as contingent consideration related to such transactions, to the extent such costs are expensed; and (e) amounts related to securities litigation and government investigations plus income (loss) from investments in unconsolidated joint ventures.

“Free Cash Flow” or “FCF” is calculated as Cash Provided by Operations from Continuing Operations plus (a) payments related to securities litigation and government investigations (net of any insurance recoveries), (b) external costs related to mergers, acquisitions, investments or dispositions, to the extent such costs are expensed, (c) contingent consideration payments made in connection with acquisitions, and (d) excess tax benefits from equity instruments, less capital expenditures, principal payments on capital leases and partnership distributions, if any.